Form 10-K, Exhibit 13
period 1996-12-31
APTARGROUP INC
filed 1997-03-21
CIK 896622

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31,
 (Dollars in thousands,
  except per share)                     1996         1995        1994
  -----------------                     ----         ----        ----
NET SALES                           $615,808     $557,455    $474,266
                                    --------     --------    --------
OPERATING EXPENSES:
  Cost of sales                      399,654      358,418     301,547
  Selling, research & development
   and administrative                104,282       96,237      85,672
  Depreciation and amortization       47,876       43,502      38,377
                                     -------     --------    --------
                                     551,812      498,157     425,596
                                     -------     --------    --------
OPERATING INCOME                      63,996       59,298      48,670
                                     -------     --------    --------
OTHER INCOME (EXPENSE):
  Interest expense                    (6,330)      (5,918)     (8,173)
  Interest income                      1,132        1,339       1,291
  Equity in income of affiliates         691        1,888       1,942
  Minority interests                    (324)         (87)        186
  Miscellaneous, net                   1,008        1,082        (580)
                                    --------     --------   ---------
                                      (3,823)      (1,696)     (5,334)
                                    --------     --------   ---------
INCOME BEFORE INCOME TAXES            60,173       57,602      43,336
PROVISION FOR INCOME TAXES            22,625       21,888      16,078
                                    --------     --------   ---------
NET INCOME                          $ 37,548     $ 35,714   $  27,258
                                    ========     ========   =========
NET INCOME PER COMMON SHARE         $   2.09     $   1.99   $    1.65
                                    ========     ========   =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
December 31, (Dollars in thousands,
 except per share)                                            1996         1995
                                                              ----         ----
ASSETS
CURRENT ASSETS:
  Cash and equivalents                                   $  16,386    $  17,332
  Accounts and notes receivable, less allowance
   for doubtful accounts of $3,623 in 1996
   and $3,296 in 1995                                      130,885      119,011
  Inventories                                               75,930       73,339
  Prepayments and other                                     14,030       14,188
                                                           -------      -------
                                                           237,231      223,870
                                                           -------      -------
PROPERTY, PLANT AND EQUIPMENT:
  Buildings and improvements                                75,971       75,696
  Machinery and equipment                                  440,743      397,169
                                                           -------      -------
                                                           516,714      472,865
  Less: Accumulated depreciation                          (265,780)    (231,152)
                                                           -------      -------
                                                           250,934      241,713
  Land                                                       4,395        4,268
                                                           -------      -------
                                                           255,329      245,981
                                                           -------      -------
OTHER ASSETS:
  Investments in affiliates                                 14,970       14,951
  Goodwill, less accumulated amortization
   of $5,505 in 1996 and $4,409 in 1995                     47,261       48,387
  Miscellaneous                                             21,345       26,027
                                                           -------      -------
                                                            83,576       89,365
                                                           -------      -------
TOTAL ASSETS                                              $576,136     $559,216
                                                           =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                           $  4,145     $  8,322
  Current maturities of long-term
   obligations                                               9,540        8,737
  Accounts payable and accrued liabilities                 102,574      106,147
                                                           -------      -------
                                                           116,259      123,206
                                                           -------      -------
LONG-TERM OBLIGATIONS                                       76,569       80,712
                                                           -------      -------
DEFERRED LIABILITIES AND OTHER:
  Deferred income taxes                                     22,884       21,992
  Retirement and deferred
   compensation plans                                       12,952       12,487
  Minority interests                                         4,381        1,033
  Deferred and other non-current liabilities                 7,392        7,500
                                                           -------      -------
                                                            47,609       43,012
                                                           -------      -------
STOCKHOLDERS' EQUITY:
  Preferred  stock,  $.01 par value, 1 million
  shares  authorized,  none outstanding
  Common  stock,  $.01 par  value,
   45 million  shares authorized,
   17.9 million outstanding in 1996 and 1995                   179          179
  Capital in excess of par value                           103,572      102,954
  Retained earnings                                        233,385      200,860
  Cumulative foreign currency
   translation adjustment                                   (1,437)       8,293
                                                           -------      -------
                                                           335,699      312,286
                                                           -------      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $576,136     $559,216
                                                           =======      =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, (Dollars in thousands)   1996        1995        1994
                                                  ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                    $ 37,548    $ 35,714    $ 27,258
Adjustments to reconcile net income to net
 cash provided by operations:
  Depreciation                                  44,798      41,446      36,261
  Amortization                                   3,078       2,056       2,116
  Provision for bad debts                        1,148       1,580         977
  Minority interests                               324          87        (186)
  Deferred income taxes                          4,149       2,762         817
  Retirement and deferred
   compensation plans                              381       2,501         907
  Equity in income of affiliates
   in excess of cash distributions received       (590)     (1,721)     (1,691)
  Changes in balance sheet items, excluding
   effects from acquisitions and foreign
   currency adjustments:
    Increase in accounts and notes
     receivable                                (15,828)    (13,263)     (9,630)
    Increase in inventories                     (5,211)     (9,142)     (5,220)
    (Increase)/decrease in prepaid and
      other current assets                        (631)      4,409        (111)
    Increase/(decrease) in accounts
      payable and accrued liabilities              630      (3,543)      5,512
    Other changes, net                          (2,480)     (1,190)     (2,013)
                                                ------      ------      ------
  NET CASH PROVIDED BY OPERATIONS               67,316      61,696      54,997
                                                ------      ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                           (62,794)    (55,481)    (41,870)
Disposition of property and equipment              858       1,980       2,397
Disposition/(acquisition) of
 businesses, net                                 1,942     (20,310)     (1,314)
Investments in affiliates                          (11)     (9,798)       (780)
Collection (issuance) of notes
 receivable, net                                   804      (1,136)         63
                                                ------      ------      ------
   NET CASH USED BY INVESTING ACTIVITIES       (59,201)    (84,745)    (41,504)
                                                ------      ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable                       --         3,871        --
Repayments of notes payable                     (2,521)       --       (27,874)
Proceeds from long-term obligations              7,935      31,018       4,424
Repayments of long-term obligations             (9,629)    (10,745)    (28,008)
Dividends paid                                  (5,023)     (4,659)     (3,808)
Proceeds from sale of common stock                --          --        44,029
Proceeds from stock options exercised              618         234          10
                                                ------      ------      ------
   NET CASH (USED)/ PROVIDED BY
   FINANCING ACTIVITIES                         (8,620)     19,719     (11,227)
                                                ------      ------      ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH           (441)        537       1,443
                                                ------      ------      ------
NET (DECREASE)/ INCREASE IN CASH AND
 EQUIVALENTS                                      (946)     (2,793)      3,709
CASH AND EQUIVALENTS AT BEGINNING
 OF PERIOD                                      17,332      20,125      16,416
                                                ------      ------      ------
CASH AND EQUIVALENTS AT END OF PERIOD          $16,386     $17,332     $20,125
                                                ======      ======      ======
Supplemental Cash Flow Disclosure:
   Interest paid                              $  6,218    $  5,653    $  7,571
   Income taxes paid                          $ 19,121    $ 15,280    $ 15,747


See accompanying notes to consolidated financial statements.

Page 21

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                            Cumulative
                                                                                               Foreign
                                                  Common Stock    Capital in                  Currency
Years Ended December 31, 1996, 1995 and 1994                       Excess of     Retained  Translation
(Amounts in thousands, except per share)       Shares   Par Value  Par Value     Earnings   Adjustment
                                               ------   ---------  ---------     --------   ----------

BALANCE - DECEMBER 31, 1993                    16,079    $    161   $ 58,700   $   146,355   $(14,854)
Sale of common stock                            1,835          18     44,011
Net income                                                                          27,258
Options exercised                                  --          --          9
Cash dividends declared on
 common stock- $ .23 per share                                                      (3,808)
Translation adjustment                                                                         12,760
                                               ------     --------  --------   -----------   --------
BALANCE- DECEMBER 31, 1994                     17,914         179    102,720       169,805     (2,094)
Net income                                                                          35,714
Options exercised                                  11          --        234
Cash dividends declared on
 common stock- $ .26 per share                                                      (4,659)
Translation adjustment                                                                         10,387
                                               ------     -------   --------   -----------   --------
BALANCE- DECEMBER 31, 1995                     17,925         179    102,954       200,860      8,293
Net income                                                                          37,548
Options exercised                                  25          --        618
Cash dividends declared on
 common stock- $ .28 per share                                                      (5,023)
Translation adjustment                                                                         (9,730)
                                               ------    --------  ---------   -----------   --------
BALANCE- DECEMBER 31, 1996                     17,950    $    179  $ 103,572   $   233,385   $ (1,437)
                                               ======    ========  =========   ===========   ========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTs (Dollars in thousands, except per share)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in fragrance/cosmetics, personal care, pharmaceutical, household products and food industries. The Company has manufacturing facilities primarily located in the United States and Europe.

BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of AptarGroup, Inc. and its subsidiaries. The terms "AptarGroup" or "Company" as used herein refer to AptarGroup, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current period presentation.

CASH MANAGEMENT The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

INVENTORIES Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. Cost of substantially all domestic inventories and the inventory of one foreign operation is determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out
(FIFO) method.

INVESTMENTS IN AFFILIATED COMPANIES The Company accounts for its investments in minority owned affiliated companies using the equity method. These investments are in companies that manufacture and distribute products similar to the
Company"s products or supply components to the Company. Dividends from affiliated companies received in 1996, 1995 and 1994 amounted to $101, $167, and $251, respectively.

PROPERTY AND DEPRECIATION Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

INTANGIBLE ASSETS Management believes goodwill acquired in purchase transactions has continuing value. It is the Company's policy to amortize such costs primarily over a period of 40 years using the straight-line method. Other intangibles, consisting of patents, non-compete agreements and license agreements, acquired in purchase transactions or developed, are capitalized and amortized over their useful lives. Management assesses the value of the recorded goodwill and other intangibles using projected undiscounted cash flows to determine if an impairment has occurred. It is management's opinion that no such impairment exists.

DERIVATIVES Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

RESEARCH & DEVELOPMENT EXPENSES Research and development costs are expensed as incurred. These costs amounted to $20,120, $17,473, and $15,272 in 1996, 1995 and 1994, respectively.

INCOME TAXES A provision has not been made for U.S. or additional foreign taxes on $154,512 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings should they be distributed.

TRANSLATION OF FOREIGN CURRENCIES The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the year and the related translation adjustments are accumulated in a separate section of stockholders' equity. Foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and are not significant to the consolidated results of operations for the years presented.

EARNINGS PER SHARE Earnings per common share for 1996, 1995 and 1994 has been calculated based upon the weighted average number of shares of common stock outstanding during the year of approximately 17.9 million, 17.9 million and 16.5 million, respectively.

NOTE 2--SALE OF COMMON  STOCK

In October 1994, the Company sold an additional 1,834,500 shares of its common stock. Net proceeds to the Company totaled approximately $44 million. The Company used substantially all of such proceeds to repay debt and to position the Company for financing future acquisitions.

NOTE 3--ACQUISITIONS AND DISPOSITIONS

Acquisitions and dispositions in 1996 were not significant.

During 1995, the Company acquired a controlling interest in two companies for approximately $22 million in cash and $3 million in assumed debt. These acquisitions have been accounted for as purchases. In addition, the Company also acquired a minority interest in a company for an initial payment of approximately $9 million. The minority interest purchase agreement includes a provision that adjusts the purchase price based on earnings of the company from 1995 through 1997. The Company does not believe that any additional payment or refund as a result of the purchase price adjustment will be material to the financial statements. If the transactions noted above had occurred at the beginning of 1995, Net Sales, Net Income and Earnings per Share would have been $580,049, $36,129 and $2.02, respectively (unaudited).

In October of 1994, the Company sold a non-strategic foreign subsidiary. If this sale had occurred at the beginning of 1994, Net Sales, Net Income and Earnings per Share would have been $466,834, $28,473 and $1.72, respectively.

NOTE  4--FINANCIAL  INSTRUMENTS  AND RISK  MANAGEMENT

The Company has limited involvement with derivative financial instruments and does not trade them. In accordance with the Company's policy, derivatives may be used to manage certain interest rate and foreign exchange exposures. In 1995, the Company entered into a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 37,031 French Francs plus interest at 8% and receive principal of $7,500 plus interest at 7.08% over ten years. If the Company canceled the swap at December 31, 1996, the Company would have been required to pay approximately $482 based on the market value of the swap on that date.

The Company principally used only forward exchange contracts, with terms of less than one year, to hedge certain firm purchase and sale commitments and intercompany cash transactions denominated in foreign currencies. The notional value of the Company's forward exchange contracts was $6.1 million and $3.5 million at December 31, 1996 and 1995, respectively. Deferred realized and unrealized gains and losses from firm foreign currency commitments were not significant at December 31, 1996 and 1995. Deferred gains and losses are recognized in earnings as part of the underlying transaction when the transaction is settled. Such gains and losses were not significant to the Company's financial results in 1996 or 1995. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to financial instruments, but it does not expect any counter parties to fail to meet their obligations. The credit exposure of forward foreign exchange contracts is represented by the difference between the forward contract rate and the spot rate at the time of settlement.

NOTE 5--INVENTORIES

At December 31, 1996 and 1995, approximately 24% and 22%, respectively, of the total inventories are accounted for by the LIFO method. Inventories consisted of:
                                                  1996       1995
                                                  ----       ----
Raw materials                                   $25,150    $25,152
Work-in-process                                  23,533     21,927
Finished goods                                   29,283     28,013
                                                -------    -------
Total                                            77,966     75,092
Less LIFO reserve                                (2,036)    (1,753)
                                                -------    -------
Total                                           $75,930    $73,339
                                                =======    =======

NOTE 6--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 1996 and 1995, accounts payable and accrued liabilities consisted of the following:
                                                   1996       1995
                                                   ----       ----
Accounts payable, principally trade            $ 65,953   $ 64,081
Accrued employee compensation costs              17,417     14,753
Other accrued liabilities                        19,204     27,313
                                               --------   --------
Total                                          $102,574   $106,147
                                               ========   ========

NOTE 7--INCOME TAXES

Income before income taxes consists of:
                                          1996      1995      1994
                                          ----      ----      ----
Domestic                               $18,995   $14,371   $17,093
Foreign                                 41,178    43,231    26,243
                                       -------   -------   -------
                                       $60,173   $57,602   $43,336
                                       =======   =======   =======

The provision for income taxes is comprised of:

                                          1996       1995       1994
                                          ----       ----       ----
CURRENT:
Federal                                $ 6,318    $ 5,660    $ 5,040
State/local                              1,413      1,291      1,113
Foreign                                 10,745     12,175      9,108
                                        ------     ------     ------
                                        18,476     19,126     15,261
                                        ------     ------     ------
DEFERRED:
Federal/State                             (946)    (1,534)       405
Foreign                                  5,095      4,296        412
                                        ------     ------     ------
                                         4,149      2,762        817
                                        ------     ------     ------
Total                                  $22,625    $21,888    $16,078
                                        ======     ======     ======

The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 1996, 34.6% in 1995 and 34.3% in 1994 to income before income taxes is as follows:

                                           1996        1995       1994
                                           ----        ----       ----

Income tax at statutory rate           $ 21,060    $ 19,930    $ 14,864
State income taxes, net of federal
 benefit                                    806         723         771
Foreign government grants and
 incentives                                --          (353)       (790)
Research and development tax credits       (401)       (910)       (730)
Rate differential on earnings of
 foreign operations                       1,775       1,354       1,659
Other items, net                           (615)      1,144         304
                                        -------     -------     -------
Actual income tax provision            $ 22,625    $ 21,888    $ 16,078
                                        =======     =======     =======
Effective income tax rate                37.6 %       38.0%       37.1%

Significant deferred tax assets and liabilities as of December 31, 1996 and 1995 are comprised of the following temporary differences:

                                           1996      1995
                                           ----      ----
DEFERRED TAX ASSETS:
Employee compensation                   $ 1,256   $ 1,170
Net operating loss carryforwards         14,285    16,480
Patents                                   1,820     2,342
Pensions                                  2,226     2,260
Other                                     7,699     6,703
                                         ------    ------
Total deferred tax assets                27,286    28,955
                                         ------    ------
DEFERRED TAX LIABILITIES:
Depreciation                             28,607    26,498
Capitalized costs                           813     1,302
Leases                                    3,232     2,886
Other                                     5,465     4,229
                                         ------    ------
Total deferred tax liabilities           38,117    34,915
                                         ------    ------
Net deferred tax liabilities            $10,831   $ 5,960
                                         ======    ======

On December 31, 1996, the Company had federal foreign tax net operating loss carryforwards of approximately $20,307 which have an indefinite carryforward period and approximately $1,068 which expire in 1997, 1998, 1999 and 2001.

The Company has not provided for taxes on certain tax deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $3,859 would become payable at the time the income is distributed.

NOTE 8--DEBT

The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 4.6% and 6.7% for 1996 and 1995, respectively. There are no compensating balance requirements associated with short-term borrowings. At December 31, 1996 and 1995, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. Under this credit agreement, interest on borrowings is payable at a rate equal to the London Interbank Offered Rate (LIBOR) plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 1996 and 1995 were not significant. The agreement expires on April 29, 2001. At December 31, 1996, the amount unused and available under this agreement was $25 million. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, short-term obligations of $25 million have been reclassified as long-term obligations as of December 31, 1996 and 1995.

In 1995, the Company entered into a $25 million ten-year private placement agreement. The private placement is comprised of $25 million in 7.08% senior unsecured notes.

The revolving credit agreement and the private placement agreement contain covenants that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings. At December 31, the Company's long-term obligations consisted of the following:

                                                         1996        1995
                                                         ----        ----

Notes payable 3.7% - 14.1%, due in monthly and
 annual installments through 2009                    $ 12,345    $  9,239
Senior unsecured debt 7.08%, due in installments
 through 2005                                          25,000      25,000
Mortgages payable 4.5% - 13.6%, due in monthly and
 annual installments through 2007                      10,349      12,859
Industrial revenue bond, interest at 79% of prime,
 (which was 6.4% and 6.8% at December 31, 1996
 and 1995), due in quarterly installments
 through 2001                                           1,666       1,999
Capital lease obligations                              11,749      15,352
                                                      -------     -------
                                                       61,109      64,449
Less current portion                                   (9,540)     (8,737)
Reclass of short-term obligations                      25,000      25,000
                                                      -------     -------
Total long-term obligations                          $ 76,569    $ 80,712
                                                      =======     =======

All of the notes and mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.

Aggregate  long-term  maturities,   excluding  capital  lease  obligations,  due
annually for the five years beginning in 1997 are $7,583, $4,275, $6,964, $6,885, $31,255 and $17,398 thereafter.

NOTE 9--LEASE COMMITMENTS

The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2013. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $4,702, $3,961 and $2,925 in 1996, 1995 and 1994, respectively. Assets recorded under capital leases consist of:

                                             1996        1995
                                             ----        ----
Buildings                                $ 10,292    $ 11,290
Machinery and equipment                    12,782      13,800
                                          -------     -------
                                           23,074      25,090
Accumulated depreciation                   (9,213)     (7,333)
                                          -------     -------
                                         $ 13,861    $ 17,757
                                          =======     =======

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1996:

                                      Capital   Operating
                                       Leases      Leases
                                       ------      ------
 1997                                 $ 2,998    $  2,476
 1998                                   2,432       1,908
 1999                                   1,944       1,187
 2000                                   1,673         726
 2001                                   1,483         622
Subsequent to 2001                      6,373       2,278
                                      -------       -----
Total minimum lease payments           16,903    $  9,197
Amounts representing interest          (5,154)      =====
                                      -------
Present value of future minimum
 lease payments                        11,749
Less amount due in one year            (1,957)
                                      -------
                                     $  9,792
                                      =======

NOTE 10--RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participantsO years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA while pension commitments under its foreign plans are partially offset by the cash surrender value of insurance contracts purchased by the Company. The components of net pension cost for the plans consisted of the following:

                                                  1996    1995      1994
                                                  ----    ----      ----
Service cost benefits earned during the year    $1,297   $1,201    $1,092
Interest cost on projected benefit obligation    1,335    1,320     1,104
Actual return on plan assets                    (1,970)  (3,591)      387
Net amortized and deferred gains and losses        684    2,622    (1,416)
                                                 -----    -----     -----
Net pension cost                                $1,346   $1,552    $1,167
                                                 =====    =====     =====

The reconciliation of the funded status of the plans at year end follows:

                                             1996                1995
                                             ----                ----
DOMESTIC PLANS
Actuarial present value of benefit
 obligations:
  Vested                                 $ (9,327)           $ (9,317)
  Non-vested                                 (551)               (453)
                                           ------              ------
Accumulated benefit obligation             (9,878)             (9,770)
Excess of projected benefit obligation
 over accumulated benefit obligation       (2,569)             (2,478)
                                           ------              ------
Projected benefit obligation              (12,447)            (12,248)
Plan assets at fair value                  13,954              12,898
                                           ------              ------
Plan assets in excess of projected
 benefit obligation                         1,507                 650
Unrecognized net gain                      (3,761)             (2,575)
Unrecognized prior service cost               167                 174
Unamortized net transition asset             (761)             (1,085)
                                           ------              ------
Liability for pension cost included
 in the balance sheet                    $ (2,848)           $ (2,836)
                                           ======              ======

FOREIGN PLANS
Actuarial present value of benefit
 obligations:
  Vested                                  $(7,087)            $(5,972)
  Non-vested                                  (56)                 (7)
                                           ------              ------
Accumulated benefit obligation             (7,143)             (5,979)
Excess of projected benefit obligation
 over accumulated benefit obligation       (1,171)             (1,827)
                                           ------              ------
Projected benefit obligation               (8,314)             (7,806)
Plan assets at fair value                   1,464               1,378
                                           ------              ------
Projected benefit obligation in excess
 of plan assets                            (6,850)             (6,428)
Unrecognized net loss                       1,666               1,688
Unrecognized prior service cost               450                 322
Unamortized net transition obligation         198                 235
                                           ------              ------
Liability for pension cost included in
 the balance sheet                        $(4,536)            $(4,183)
                                           ======              ======

Plan assets primarily consist of U.S. government obligations, investment grade corporate bonds and common and preferred stocks for the domestic plans and insurance contracts for the foreign plans. The projected benefit obligation for domestic plans was determined using assumed discount rates of 7.50% and 7.25% in 1996 and 1995, respectively. For the foreign plans, the projected benefit obligation was determined using an assumed discount rate of 6.0% in 1996 and 1995. The assumed rates of increase in compensation used in 1996 and 1995 were 5.0% for the domestic plans and 4.0% for the foreign plans. The expected long-term rate of return on plan assets was 8.5% in 1996 and 1995 for the domestic plans and 6.0% in 1996 and 1995 for the foreign plans.

The Company has a non-qualified supplemental pension plan which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $328 and $250 at December 31, 1996 and 1995, respectively. This amount is included in the liability for domestic plans shown above.

The Company also has unfunded retirement compensation arrangements with certain employees. The cost of these retirement agreements is provided currently as it relates to prior service agreements and ratably over the employees' future employment as it applies to future service agreements. The Company has no additional postretirement or postemployment benefit plans.

NOTE  11--CONTINGENCIES

The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 12--PREFERRED STOCK PURCHASE RIGHTS

The Company has a preferred stock purchase rights plan (the "Rights Plan") and each share of common stock has one preferred share purchase right (a "Right"). Under the terms of the Rights Plan, if a person or group other than certain exempt persons acquires 15% or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price. Persons or groups can lose their exempt status under certain conditions. In addition, under certain circumstances if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Each Right entitles the holder under certain circumstances to buy one one-thousandths of a share of Series A junior participating preferred stock, par value $ .01 per share, at an exercise price of $70. Each share of Series A junior participating preferred stock will entitle its holder to 1,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $10 per share or 1,000 times the amount paid to holders of common stock. Currently 45 thousand shares of Series A junior participating preferred stock have been reserved. The Rights will expire on April 6, 2003 unless previously exercised or redeemed at the option of the Board of Directors for $ .01 per Right.

NOTE 13--STOCK OPTIONS

At December 31, 1996, the Company has four fixed stock-based compensation plans which are discussed below. The Company follows APB Opinion No. 25 and the related Interpretations in accounting for its stock option plans. Accordingly, no significant compensation cost has been recognized for its stock awards. Had compensation cost for the Company's stock awards plans been recorded based on the fair value at the grant dates, consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                       1996      1995
                                       ----      ----
Net Income
As Reported                         $37,548   $35,714
Pro Forma                           $36,814   $35,390

Earnings per Share
 As Reported                        $  2.09   $  1.99
 Pro Forma                          $  2.05   $  1.98

The fair value of stock options granted in 1996 and 1995 was $12.62 and $11.11 per share, respectively. These values were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: dividend yield of .9% for both years, expected volatility of 21.2% and 22.7%, risk-free interest rate of 5.6% and 7.5% and an expected life of 7.5 years for both years. The pro forma amounts reflected above are not likely to be representative of the pro forma amounts in future years due to the FASB Statement No.123 transition rules which require pro forma disclosure only for awards granted after 1994, although the Company granted stock options in both 1994 and 1993.

Under the 1996 and 1992 Stock Awards Plans (collectively, the "Stock Awards Plans"), the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares which may be issued under these plans is 2 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. The 1996 and 1992 Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded new Board options under each of these plans. The combined maximum number of shares subject to options under these plans is 80 thousand. Options granted under these plans become exercisable ratably over a three year period and expire ten years after the grant date.

A summary of the status of the Company's stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below.
                                                             Director Stock
                                   Stock Awards Plans         Option Plans
                                   ------------------         ------------
                                           Option Price            Option Price
Option Shares                     Shares   Per Share         Shares Per Share
-------------                     ------   ---------         ----------------
Outstanding, January 1, 1994     335,807    $18.375          24,000  $18.375
Granted                          145,027    $20.625              --
Exercised                           (476)   $18.375              --
Canceled                         (17,887)   $18.375-$20.625      --
                                 -------                     ------
Outstanding, December 31, 1994   462,471    $18.375-$20.625  24,000  $18.375
Granted                          188,500    $26.75-$35.50        --
Exercised                         (5,371)   $18.375-$20.625  (5,000) $18.375
Canceled                          (3,083)   $18.375              --
                                 -------                     ------
Outstanding, December 31, 1995   642,517    $18.375-$35.50   19,000  $18.375
Granted                          163,800    $36.00              --
Exercised                        (23,090)   $18.375-$26.75   (1,000) $18.375
Canceled                          (2,855)   $18.375-$36.00       --
                                 -------                     ------
Outstanding, December 31, 1996   780,372    $18.375-$36.00   18,000  $18.375
                                 =======                     ======
Options
Exercisable at    12/31/94       109,067                     12,000
                  12/31/95       254,909                     13,000
                  12/31/96       446,005                     18,000

Available for
future grants     12/31/94       537,053                     16,000
                  12/31/95       348,326                     16,000
                  12/31/96     1,185,585                     40,000

The following table summarizes information about stock options outstanding at December 31,1996:


                 Options Outstanding             Options Exercisable
                 -------------------             -------------------
          Shares        Weighted-         Weighted-     Shares    Weighted-
Year      Outstanding    Average          Average     Exercisable   Average
Granted   at Year-End Remaining Life   Exercise Price at Year-End Exercise Price
-------   ----------- --------------   -------------- ----------- --------------
1993       295,453         6.5           $18.375        295,453      $18.375
1994       135,884         7.1            20.625         89,116       20.625
1995       186,435         8.1            27.231         61,436       27.259
1996       162,600         9.1            36.000             --       36.000
----       -------                                      -------
           780,372         7.5            24.555        446,005       20.048
           =======                                      =======

Restricted stock totaling 1,796 shares in 1996 and 3,310 shares in 1995 were issued under the Stock Awards Plans. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants have been reduced by restricted stock awards.

NOTE 14--RELATED PARTY TRANSACTIONS

During 1994, the Company acquired 100% ownership of a company that was 50% owned by the Vice Chairman of the Company for approximately $1.5 million. This company assembled certain components produced and supplied by the Company. The total amount of services purchased from this entity in 1994, prior to the acquisition, was approximately $1.3 million.

The Company purchased materials from an entity majority-Downed by the Vice Chairman and certain other members of his family. The total amount of materials purchased from this entity in 1996, 1995 and 1994 was approximately $0, $472 and $600, respectively.

NOTE 15--SEGMENT INFORMATION

The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. Sales within the segment and between geographic areas are made at arm's-length prices. Operating income consists of sales less operating expenses. Identifiable assets are those assets that are specifically identified with the geographic area in which the operations are conducted. Eliminations include intercompany sales between geographic areas and related intercompany accounts. Export sales were not material and no single customer accounted for ten percent or more of sales.

                                                   Other
                                    Domestic     European    Foreign    Corporate
Geographic Areas                  Operations   Operations   Operations   Expenses  Eliminations   Consolidated
----------------                  ----------   ----------   ----------   --------  ------------   ------------
1996
Sales to unaffiliated customers    $233,329     $355,699     $ 26,780    $   --      $   --         $615,808
Sales between geographic areas        6,205       59,512        1,418        --       (67,135)          --
                                    -------      -------      -------     -------     -------        -------
Net Sales                          $239,534     $415,211     $ 28,198    $   --      $(67,135)      $615,808
                                    =======      =======      =======     =======     =======        =======

Operating Income                   $ 28,090     $ 43,624     $    673    $ (8,714)   $    323       $ 63,996
Identifiable Assets                $154,392     $442,702     $ 17,092    $   --      $(38,050)      $576,136

1995
Sales to unaffiliated customers    $202,868     $334,213     $ 20,374    $   --      $   --         $557,455
Sales between geographic areas        4,915       53,871        3,165        --       (61,951)          --
                                    -------      -------       ------     -------     -------        -------
Net Sales                          $207,783     $388,084     $ 23,539    $   --      $(61,951)      $557,455
                                    =======      =======       ======     =======     =======        =======

Operating Income                   $ 20,928     $ 48,645     $    624    $(10,917)   $     18       $ 59,298
Identifiable Assets                $142,247     $435,024     $ 12,591    $   --      $(30,646)      $559,216

1994
Sales to unaffiliated customers    $180,828     $279,476     $ 13,962    $  --       $   --         $474,266
Sales between geographic areas        5,773       30,839           12       --        (36,624)          --
                                    -------      -------      -------     -------     -------        -------
Net Sales                          $186,601     $310,315     $ 13,974    $  --       $(36,624)      $474,266
                                    =======      =======      =======     =======     =======        =======

Operating Income                   $ 22,594     $ 34,585     $    763    $ (9,523)   $    251       $ 48,670
Identifiable Assets                $132,231     $359,485     $  9,558    $  --       $(35,879)      $465,395

NOTE 16--QUARTERLY DATA (UNAUDITED)

Quarterly results of operations and per share information for the years ended December 31, 1996 and 1995 are as follows:
                                            Quarter
                             ---------------------------------------
                                                                         Total
                             First     Second      Third      Fourth   For Year
                             -----     ------      -----      ------   --------

YEAR ENDED
 DECEMBER 31, 1996
Net sales                  $152,954   $151,047   $155,917    $155,890   $615,808
Gross profit               $ 43,447   $ 41,570   $ 42,271    $ 44,069   $171,357
Net income                 $ 10,673   $  8,827   $  9,007    $  9,041   $ 37,548
PER COMMON SHARE - 1996
Net income                 $    .60   $    .49   $    .50    $    .50   $   2.09
Dividends paid             $    .07   $    .07   $    .07    $    .07   $    .28
Stock price high           $ 41 7/8   $ 43 1/8   $ 37 1/8    $ 36       $ 43 1/8
Stock price low            $ 34 3/4   $ 29       $ 30 3/8    $ 30 1/2   $ 29
Average number of shares
 outstanding                 17,930     17,938     17,941      17,947     17,939

YEAR ENDED
 DECEMBER 31, 1995
Net sales                  $135,629   $142,396   $140,630    $138,800   $557,455
Gross profit               $ 39,005   $ 41,398   $ 39,177    $ 38,011   $157,591
Net income                 $  9,625   $  9,927   $  8,475    $  7,687   $ 35,714
PER COMMON SHARE - 1995
Net income                 $    .54   $    .55   $    .47    $    .43   $   1.99
Dividends paid             $    .06   $    .06   $    .07    $    .07   $    .26
Stock price high           $ 29 3/8   $ 32 1/8   $ 34 1/4    $ 38 1/4   $ 38 1/4
Stock price low            $ 24 5/8   $ 27 7/8   $ 31        $ 31 1/8   $ 24 5/8
Average number of shares
 outstanding                 17,915     17,917     17,919      17,923     17,918


*As of December 31, 1996, stockholders of record totaled approximately 1,000.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AptarGroup, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse
Chicago, Illinois
February 20, 1997


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements of AptarGroup, Inc. and its consolidated subsidiaries, and all other information presented in this Annual Report, are the responsibility of the management of the Company. These statements have been prepared in accordance with generally accepted accounting principles consistently applied and reflect in all material respects the substance of events and transactions that should be included. Management is responsible for the accuracy and objectivity of the financial statements, including estimates and judgments reflected therein, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. Management believes that the internal accounting controls in use are satisfactory to provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements. Independent accountants were selected by the Board of Directors, upon the recommendation of the Audit Committee, to audit the financial statements in accordance with generally accepted auditing standards. Their audits include a review of internal accounting control policies and procedures and selected tests of transactions. The Audit Committee of the Board of Directors, which consists of two directors who are not officers or employees of the Company, meets regularly with management and the independent accountants to review matters relating to financial reporting, internal accounting controls, and auditing. The independent accountants have unrestricted access to the Audit Committee.

/s/ Carl A. Siebel               /s/ Stephen J. Hagge
------------------               --------------------
Carl A. Siebel                   Stephen J. Hagge
President and                    Executive Vice President
Chief Executive Officer          and Chief Financial Officer,
                                 Secretary and Treasurer

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                               Year Ended December 31,
                                         ------------------------------------

(In millions of dollars, except per
 share data)                             1996    1995    1994    1993    1992
                                         ----    ----    ----    ----    ----
STATEMENT OF INCOME DATA:
Net Sales                              $615.8  $557.5  $474.3  $411.5  $370.3
Cost of Sales                           399.7   358.4   301.5   262.5   244.9
% of Net Sales                           64.9%   64.3%   63.6%   63.8%   66.1%
Selling, Research & Development, and
 Administrative                         104.3    96.2    85.7    75.8    63.3
% of Net Sales                           16.9%   17.3%   18.1%   18.4%   17.1%
Depreciation and Amortization            47.9    43.5    38.4    32.1    26.2
% of Net Sales                            7.8%    7.8%    8.1%    7.8%    7.1%
Operating Income                         64.0    59.3    48.7    41.0    35.9
% of Net Sales                           10.4%   10.6%   10.2%   10.0%    9.7%
Income Before Accounting Change (1)      37.5    35.7    27.3    21.6    19.5
Net Income                               37.5    35.7    27.3    23.0    19.5
% of Net Sales                            6.1%    6.4%    5.7%    5.6%    5.3%

PER COMMON SHARE: (2)
Income Before Accounting Change (1)   $  2.09  $ 1.99  $ 1.65  $ 1.34  $   --
Net Income                               2.09    1.99    1.65    1.43      --
Cash Dividends Declared                  0.28    0.26    0.23    0.10      --

BALANCE SHEET AND OTHER DATA:
Capital Expenditures                  $  62.8  $ 55.5  $ 41.9  $ 46.7  $ 37.8
Total Assets                            576.1   559.2   465.4   408.0   301.5
Long-Term Obligations                    76.6    80.7    53.8    41.3    28.6
Stockholders' Equity                    335.7   312.3   270.6   190.4   137.4
Debt to Total Capitalization             21.1%   23.8%   19.2%   37.5%   33.2%

(1)In the first quarter of 1993, the Company adopted SFAS 109 entitled "Accounting for Income Taxes".
(2)Income per share has been omitted for 1992 since the Company had no capital stock publicly outstanding during that year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

Year Ended December 31,               1996      1995      1994
                                      ----      ----      ----
Net sales                            100.0%    100.0%    100.0%
Cost of sales                         64.9      64.3      63.6
Selling, research & development,
 and administrative                   16.9      17.3      18.1
Depreciation and amortization          7.8       7.8       8.1
                                     -----     -----     -----
Operating income                      10.4      10.6      10.2
Other expenses, net                   (0.6)     (0.3)     (1.1)
                                     -----     -----     -----
Income before income taxes             9.8      10.3       9.1
Provision for income taxes             3.7       3.9       3.4
                                     -----     -----     -----
Net income                             6.1%      6.4%      5.7%
                                     =====     =====     =====

1996 COMPARED TO 1995 Net sales in 1996 totaled $615.8  million,  an increase of
10.5% when compared to net sales of $557.5 million in 1995. Excluding the effects of the acquisitions made in the fourth quarter of 1995, sales grew 6.9% in 1996. The translation of foreign sales to U.S. dollars in 1996 was affected by changes in exchange rates. If the U.S. dollar exchange rates had been constant throughout the year and the effect of the acquisitions were excluded, net sales for the year ended December 31, 1996 would have increased approximately 8.4%. The increase in sales is primarily attributed to increased sales volume of pumps to the pharmaceutical market and volume increases in pumps, dispensing closures and aerosol valves to the personal care market. These volume increases were partially offset by price decreases and softness of pump sales to customers in the European fragrance/cosmetics market. European sales represented approximately 58% of the Company's total sales compared to 60% in 1995.

During the fourth quarter of 1995, the Company acquired Liquid Molding Systems, Inc. ("LMS"), a U.S. company that owns the patent and the liquid silicone molding expertise to produce valves for the SimpliSqueeze[registered trademark] dispensing closure system, and General Plastics S.A. ("General Plastics"), a French company which manufactures primarily dispensing closures. General Plastics uses bi-injection molding technology, which allows for the molding of two colors or two materials in the same cycle. Also during the fourth quarter of 1995, the Company purchased a 35% minority interest in Loeffler Kunststoffwerk GmbH & Co. KG ("Loeffler"), a privately-held German manufacturer of dispensing and standard closures. The two acquisitions have been accounted for as purchases and the minority interest has been accounted for under the equity method. The effect of these transactions on the Company's net income for 1996 and 1995 was not significant.

The purchase agreement between the Company and Loeffler includes a provision that adjusts the purchase price for the 35% interest based on earnings of Loeffler from 1995 through 1997. The Company does not believe that any additional payment or refund as a result of the purchase price adjustment provision will be material to the financial statements.

To further align the Company's European closures strategy with its European closure business partner, Loeffler, in 1996 the Company sold a 35% interest in certain of the Company's European dispensing closure operations to Loeffler for approximately $3.8 million. The net gain on the sale of the minority interests was not significant.

Cost of sales as a percent of net sales increased in 1996 to 64.9% compared to 64.3% in 1995. The increase was primarily attributed to underutilized capacity in the Company's fragrance operations, continued price competition and the mix of products sold. The impact of changes in raw material costs, including plastic resin and metal, in 1996 was not significant.

Page 37
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Selling, research & development, and administrative ("SG&A") increased to $104.3 million compared to $96.2 million in 1995. The increase was primarily due to the acquisitions made in the fourth quarter of 1995 and increased spending for research and development. However, as a percent of sales, SG&A decreased from 17.3% in 1995 to 16.9% in 1996. The decrease in relation to net sales is the result of an increase in sales coupled with lower administrative expenses as a percentage of sales.

Depreciation and amortization expenses increased from $43.5 million in 1995 to $47.9 million in 1996. As a percent of sales, depreciation and amortization remained consistent between the years at 7.8%.

Operating income from European operations (excluding corporate expenses) represented 68% and 82% of total operating income in 1996 and 1995, respectively. Operating income in 1996 from U.S. operations (excluding corporate expenses) represented 44% of total operating income compared to 35% in 1995. The decrease in the percentage of operating income attributable to European operations was due to underutilized capacity as a result of softness in the fragrance/cosmetic market.

Net other expenses increased to $3.8 million in 1996 from $1.7 million in 1995. The increase is primarily attributable to lower income of affiliates and higher net interest costs in 1996.

The effective income tax rate decreased from 38.0% in 1995 to 37.6% in 1996. The decreased effective tax rate is due to the mix of income earned.

Net income increased 5% to $37.5 million in 1996 compared to $35.7 million in 1995. The increase in net income is primarily attributable to higher sales volume and continued cost containment.

1995 COMPARED TO 1994 Net sales in 1995 totaled $557.5  million,  an increase of
17.5% when compared to net sales of $474.3 million in 1994. Excluding the effects of the acquisitions and disposition made in 1995 and 1994, sales grew 19% in 1995. The translation of foreign sales to U.S. dollars in 1995 was affected by changes in exchange rates. If the U.S. dollar rates had been constant throughout the year and the effect of the acquisitions and disposition were excluded, net sales for the year ended December 31, 1995 would have increased approximately 14%. Although the 1995 sales were affected by price competition in all product lines and markets, an increase in pump sales volume offset lower selling prices and was primarily responsible for the sales growth. The growth in pump sales came principally from the fragrance/cosmetics and pharmaceutical markets. Unit sales of aerosol valves were down from 1994 levels while dispensing closure unit sales remained flat. Sales in the U.S. and European markets increased during the year. U.S. sales increased to fragrance/cosmetics, pharmaceutical, household and food markets but were offset by a downturn in the U.S. personal care market. Sales growth in Europe came primarily from the fragrance/cosmetics and pharmaceutical markets. European sales represented approximately 60% of the Company's total sales compared to 59% a year ago.

In October of 1994, the Company sold a non-strategic subsidiary. The sale of this subsidiary did not result in a significant gain or loss. For the year ended December 31, 1994, this subsidiary had sales of approximately $7.4 million and a net loss of approximately $1.2 million.

Cost of sales as a percent of net sales increased in 1995 to 64.3% compared to 63.6% in 1994. The increase was primarily attributed to increases in raw material costs including plastic resin, the mix of products sold and start-up costs related to a manufacturing facility in the U.S. The Company continued to experience escalation in resin prices during the first part of 1995. Gradually, resin prices declined during the last six months of 1995, although prices at year end were still above beginning of the year levels. The Company was able to pass-through a portion of the increase in raw material costs to customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

SG&A increased to $96.2 million compared to $85.7 million in 1994. However, as a percent of sales, SG&A decreased from 18.1% in 1994 to 17.3% in 1995. The decrease in relation to net sales was the result of continued cost containment efforts.

Depreciation and amortization expenses increased from $38.4 million in 1994 to $43.5 million in 1995. As a percent of sales, depreciation and amortization decreased to 7.8% from 8.1% a year ago due to the sales growth experienced by the Company during the year.

Operating income from European operations (excluding corporate expenses) represented 82% and 71% of total operating income in 1995 and 1994, respectively. Operating income in 1995 from U.S. operations (excluding corporate expenses) represented 35% of total operating income compared to 46% in 1994. The increase in the percentage of operating income attributable to European operations is due to the strength of demand in the fragrance/cosmetics market, increased sales to the pharmaceutical market and reduced sales in the U.S. market for aerosol valves.

Net other expenses decreased to $1.7 million in 1995 from $5.3 million in 1994. Lower interest rates and reduced levels of debt as a result of a common stock offering in October 1994 resulted in a reduction in net interest expense of $2.3 million when compared to 1994. Miscellaneous other income increased by $1.7 million due particularly to lower foreign currency transaction losses.

The effective income tax rate increased from 37.1% in 1994 to 38.0% to 1995. The higher effective tax rate was due to an increase in the French tax rate and the mix of foreign earnings.

Net income increased 31% to $35.7 million in 1995 compared to $27.3 million in 1994. The increase in net income was primarily attributable to higher sales volume, continued cost containment efforts and lower interest expense.

FOREIGN CURRENCY A significant portion of the Company's operations is located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial conditions and results of operations of AptarGroup's foreign entities. Additionally, in some cases, the Company sells products denominated in a currency different from the currency in which the respective costs are incurred. Changes in exchange rates on such inter-country sales impacts the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES Historically, the Company has generated positive cash flows from operations. During 1996, the Company utilized cash flows from financing activities principally to finance acquisitions and utilized cash flows from operations principally to finance capital expenditures. Net cash provided by operations was $67.3 million, $61.7 million, and $55.0 million during 1996, 1995 and 1994, respectively. In each of these years, cash flow from operations was primarily derived from earnings before depreciation and amortization and from changes in working capital. Cash and equivalents was $16.4 million at December 31, 1996 versus $17.3 million at December 31, 1995 and $20.1 million at December 31, 1994.

Working capital increased to $121.0 million at December 31, 1996 compared to $100.7 million and $78.1 million at December 31, 1995 and 1994, respectively.
The increase in working capital in 1996 was primarily due to increases in accounts receivable and decreases in short term borrowings. The increase in working capital in 1995 was primarily due to acquisitions completed in 1995, increased sales and changes in exchange rates.

P39
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Net cash used for investing activities totaled $59.2 million, $84.7 million and $41.5 million for the years ended December 31, 1996, 1995 and 1994, respectively. The decrease between 1995 and 1996 is primarily due to acquisitions made in 1995. The dispensing packaging industry is capital intensive. Capital expenditures were $62.8 million, $55.5 million and $41.9 million for the years ended December 31, 1996, 1995 and 1994, respectively. Capital expenditures for 1997 are estimated to be approximately $65-70 million.

Net cash (used) provided by financing activities was $(8.6) million, $19.7 million, and $(11.2) million for the years ended December 31, 1996, 1995 and 1994, respectively. The principal reason for the change in 1995 from the other two years was the proceeds from a private placement of $25 million in October 1995. Net proceeds of approximately $44 million in 1994 were primarily used to repay short-term obligations and position the Company for future acquisitions. The Company's debt to total capitalization ratio was 21% and 24% as of December 31, 1996 and 1995, respectively. For each of these years, the majority of debt was denominated in foreign currency. AptarGroup has historically borrowed locally to hedge potential currency fluctuation for assets that were purchased outside of the United States. It is expected that this practice will continue.

At December 31, 1996 and 1995, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. This agreement expires in April, 2001 and the Company had no borrowings outstanding against this agreement at December 31, 1996.

The Company's foreign operations have historically met cash requirements with the use of internally generated cash and borrowings. Foreign subsidiaries have financing arrangements with several foreign banks to fund operations located outside of the U.S., but all of these lines are uncommitted. Cash generated by foreign operations has generally been reinvested locally. While management currently intends to reinvest such cash from foreign operations, the timing of the decision to transfer such cash to the U.S. in the future may be impacted to the extent management believes the transaction costs and taxes associated with such transfers are less than the expected benefits.

In late 1996, the Company formed a 50/50 joint venture in the United States with Coster Tecnologie Speciali S.p.A., an Italian company, to produce spray caps and specialty actuators for the North American aerosol valve market. Initial total capitalization of this venture will be approximately $10 million, of which AptarGroup will contribute $5 million in 1997.

OUTLOOK For most of 1996, demand by customers in the fragrance/cosmetics market was lower than in 1995. During the fourth quarter of 1996, sales to this market increased over the prior year. The Company cannot determine whether the trend of increased sales to this market will continue.

Over the past few years, a consolidation of the Company's customer base has occurred. This trend is expected to continue. A concentration of customers may result in additional price pressure or loss of volume. This situation also presents opportunities for increasing sales due to the breadth of the Company's product line and its international presence.

The impact of changes in raw material costs was not significant. The Company will attempt to offset inflation through cost containment and increase selling prices over time, as allowed by market conditions.

As the Company expands geographically, investments may be made in countries that are not as politically stable as the U.S. or the western European countries in which the Company primarily had operations at the end of 1996. The Company intends to monitor its exposure in these other countries to minimize risk.