Form 10-K, Exhibit 13
period 1997-12-31
APTARGROUP INC
filed 1998-03-27
CIK 896622

CONSOLIDATED BALANCE SHEETS

December 31, (Dollars in thousands, except per share)

                                                 1997         1996
                                                 ----         ----
ASSETS
Current Assets:
 Cash and equivalents ...................    $ 17,717     $ 16,386
 Accounts and notes receivable,
  less allowance for doubtful accounts
  of $3,812 in 1997 and $3,623 in 1996 ..     145,034      130,885
 Inventories ............................      79,262       75,930
 Prepayments and other ..................      14,148       14,030
                                             --------     --------
                                              256,161      237,231
                                             --------     --------
Property, Plant and Equipment:
 Buildings and improvements .............      74,351       75,971
 Machinery and equipment.................     455,382      440,743
                                              -------      -------
                                              529,733      516,714
 Less: Accumulated depreciation .........    (281,899)    (265,780)
                                              -------      -------
                                              247,834      250,934
 Land ...................................       3,819        4,395
                                              -------      -------
                                              251,653      255,329
                                              -------      -------
Other Assets:
 Investments in affiliates ..............      16,495       14,970
 Goodwill, less accumulated
  amortization of $6,030 in 1997 and
  $5,505 in 1996 ........................      40,479       47,261
 Miscellaneous ..........................      20,645       21,345
                                              -------      -------
                                               77,619       83,576
                                              -------      -------
TOTAL ASSETS                                $ 585,433    $ 576,136
                                              =======      =======

CONSOLIDATED BALANCE SHEETS

December 31, (Dollars in thousands, except per share)

                                                 1997         1996
                                                 ----         ----
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Notes payable ............................    $   --      $  4,145
 Current maturities of
  long-term obligations ...................       2,890       9,540
 Accounts payable and accrued liabilities .     122,507     102,574
                                                -------     -------
                                                125,397     116,259
                                                -------     -------
Long-Term Obligations .....................      70,740      76,569
                                                -------     -------
Deferred Liabilities and Other:
 Deferred income taxes ....................      21,432      22,884
 Retirement and deferred
  compensation plans ......................      11,872      12,952
 Minority interests .......................       4,568       4,381
 Deferred and other non-current
  liabilities .............................       9,369       7,392
                                                -------     -------
                                                 47,241      47,609
                                                -------     -------
Stockholders' Equity:
 Preferred stock, $.01 par value,
  1 million shares authorized, none
  outstanding .............................        --          --
 Common stock, $.01 par value, 45 million
  shares authorized, 18.0 and 17.9 million
  outstanding in 1997 and 1996,respectively         180         179
 Capital in excess of par value ...........     104,699     103,572
 Retained earnings ........................     274,524     233,385
 Cumulative foreign currency
  translation adjustment ..................     (37,348)     (1,437)
                                                -------     -------
                                                342,055     335,699
                                                -------     -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $ 585,433   $ 576,136
                                                =======     =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, (Dollars in thousands, except per share)

                                            1997      1996      1995
                                            ----      ----      ----

NET SALES .........................    $ 655,390 $ 615,808 $ 557,455
                                         -------   -------   -------

OPERATING EXPENSES:
 Cost of sales ....................      418,110   399,654   358,418
 Selling, research & development,
  and administrative ..............      108,372   104,282    96,237
 Depreciation and amortization ....       49,917    47,876    43,502
                                         -------   -------   -------
                                         576,399   551,812   498,157
                                         -------   -------   -------
OPERATING INCOME ..................       78,991    63,996    59,298

OTHER INCOME (EXPENSE):
 Interest expense .................       (5,293)   (6,330)   (5,918)
 Interest income ..................        1,172     1,132     1,339
 Equity in income of
  affiliates ......................        1,991       691     1,888
 Minority interests ...............         (286)     (324)      (87)
 Miscellaneous, net ...............        2,021     1,008     1,082
                                         -------   -------   -------
                                            (395)   (3,823)   (1,696)
                                         -------   -------   -------
INCOME BEFORE INCOME TAXES ........       78,596    60,173    57,602
PROVISION FOR INCOME TAXES ........       32,067    22,625    21,888
                                         -------   -------   -------
NET INCOME ........................    $  46,529 $  37,548 $  35,714
                                         =======   =======   =======
NET INCOME PER COMMON SHARE
 Basic                                 $    2.59 $    2.09 $    1.99
 Diluted                               $    2.55 $    2.05 $    1.98


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, (Dollars in thousands, brackets denote cash outflows)

                                                 1997        1996        1995
                                                 ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income ...............................   $ 46,529    $ 37,548    $ 35,714

Adjustments to reconcile net income
 to net cash provided by operations:
  Depreciation ...........................     47,199      44,798      41,446
  Amortization ...........................      2,718       3,078       2,056
  Provision for bad debts ................      1,261       1,148       1,580
  Minority interests .....................        286         324          87
  Deferred income taxes ..................        (26)      4,149       2,762
  Retirement and deferred
   compensation plans ....................      2,003         381       2,501
  Equity in income of affiliates
   in excess of cash distributions
   received ..............................     (1,991)       (590)     (1,721)
  Changes in balance sheet items,
   excluding effects from acquisitions
   and foreign currency adjustments:
    Accounts and notes receivable ........    (28,799)    (15,828)    (13,263)
    Inventories ..........................    (11,639)     (5,211)     (9,142)
    Prepaid and other current assets .....        709        (631)      4,409
    Accounts payable and accrued
     liabilities                               32,449         630      (3,543)
    Other changes, net ...................     (4,513)     (2,480)     (1,190)
                                               ------      ------      ------
    NET CASH PROVIDED BY OPERATIONS ......     86,186      67,316      61,696
                                               ------      ------      ------

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures .....................    (71,228)    (62,794)    (55,481)
Disposition of property and equipment ....      3,181         858       1,980
Disposition (acquisition) of
 businesses, net .........................       --         1,942     (20,310)
Investments in affiliates ................     (1,219)        (11)     (9,798)
(Issuance) collection of notes
 receivable, net .........................       (468)        804      (1,136)
                                               ------      ------      ------
  Net cash used by investing activities ..    (69,734)    (59,201)    (84,745)
                                               ------      ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from notes payable ..............       --          --         3,871
Repayments of notes payable ..............     (4,033)     (2,521)       --
Proceeds from long-term obligations ......      4,901       7,935      31,018
Repayments of long-term obligations ......     (9,617)     (9,629)    (10,745)
Dividends paid ...........................     (5,390)     (5,023)     (4,659)
Proceeds from stock options exercised ....      1,128         618         234
                                               ------      ------      ------
  NET CASH (USED) PROVIDED BY
   FINANCING ACTIVITIES ..................    (13,011)     (8,620)     19,719
                                               ------      ------      ------
EFFECT OF EXCHANGE RATE CHANGES
 ON CASH .................................     (2,110)       (441)        537
                                               ------      ------      ------
NET INCREASE (DECREASE) IN CASH
 AND EQUIVALENTS .........................      1,331        (946)     (2,793)
CASH AND EQUIVALENTS AT
 BEGINNING OF PERIOD .....................     16,386      17,332      20,125
                                               ------      ------      ------
CASH AND EQUIVALENTS AT
 END OF PERIOD ...........................   $ 17,717    $ 16,386    $ 17,332
                                               ======      ======      ======
SUPPLEMENTAL CASH FLOW DISCLOSURE:
 Interest paid                               $  5,389    $  6,218    $  5,653
 Income taxes paid                           $ 15,620    $ 19,121    $ 15,280

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1997, 1996 and 1995
(Amounts in thousands, except per share)

                                                                     Cumulative
                                                                        Foreign
                                                 Capital               Currency
                                        Common      In                  Trans-
                             Common      Stock    Excess                lation
                             Stock        Par     of Par    Retained    Adjust-
                             Shares      Value     Value    Earnings     ment
                             ------      -----    ------    --------   -------
Balance -
 December 31, 1994 ........  17,914    $   179   $102,720 $ 169,805  $ (2,094)
Net income ................                                  35,714
Stock awards ..............      11         --        234
Cash dividends declared
 on common stock -
 $ .26 per share ..........                                  (4,659)
Translation adjustment ....                                            10,387
                             ------      -----    -------   -------    ------
Balance -
 December 31, 1995 ........  17,925        179    102,954   200,860     8,293
Net income ................                                  37,548
Stock awards ..............      25         --        618
Cash dividends declared
 on common stock -
 $ .28 per share ..........                                  (5,023)
Translation adjustment ....                                            (9,730)
                            -------      -----    -------   -------    ------
Balance -
 December 31, 1996 ........  17,950        179    103,572   233,385    (1,437)
Net income ................                                  46,529
Stock awards ..............      39          1      1,127
Cash dividends declared
 on common stock -
 $.30 per share ...........                                  (5,390)
Translation adjustment ....                                           (35,911)
                             ------      -----   --------   -------   -------
Balance -
 December 31, 1997 ........  17,989     $  180  $ 104,699  $274,524  $(37,348)
                             ======      =====   ========   =======   =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

ACCOUNTING ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles (GAAP). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

INVESTMENTS IN AFFILIATED COMPANIES

The Company accounts for its investments in 50% or less owned affiliated companies which it does not control using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company. Dividends from affiliated companies received in 1997, 1996 and 1995 amounted to $0, $101, and $167, respectively.

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

RESEARCH & DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred. These costs amounted to $20,843, $20,120, and $17,473 in 1997, 1996 and 1995,
respectively.

INCOME TAXES

A provision has not been made for U.S. or additional foreign taxes on $188,662 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

TRANSLATION OF FOREIGN CURRENCIES

The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year and the related translation adjustments are accumulated in a separate section of stockholders' equity. Foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and are not significant to the consolidated results of operations for the years presented.

(Dollars in thousands, except per share)

NOTE 2 - ACQUISITIONS AND DISPOSITIONS

Acquisitions and dispositions in 1997 and 1996 were not significant.

During 1995, the Company acquired a controlling interest in two companies for approximately $22 million in cash and $3 million in assumed debt. These acquisitions have been accounted for as purchases. In addition, the Company also acquired a minority interest in a company for an initial payment of approximately $9 million. The minority interest purchase agreement includes a provision that adjusts the purchase price based on earnings of the company from 1995 through 1997. The purchase price adjustment based on earnings is not material to the financial statements. If the transactions noted above had occurred at the beginning of 1995, Net Sales, Net Income and Basic Earnings per Share would have been $580,049, $36,129 and $2.02, respectively (unaudited).

NOTE 3 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has limited involvement with derivative financial instruments and does not trade them. In accordance with the Company's policy, derivatives may be used to manage certain interest rate and foreign exchange exposures. In 1995, the Company entered into a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 37,031 French Francs plus interest at 8% and receive principal of $7,500 plus interest at 7.08% over ten years. If the Company canceled the swap at December 31, 1997, the Company would have received approximately $863 based on the fair value of the swap on that date.

The Company principally used only forward exchange contracts, with terms of less than one year, to hedge certain firm purchase and sale commitments and intercompany cash transactions denominated in foreign currencies. The notional value of the Company's forward exchange contracts was $20.5 million and $6.1 million at December 31, 1997 and 1996, respectively. Deferred realized and unrealized gains and losses from firm foreign currency commitments were not significant to the Company's financial position at December 31, 1997 and 1996. Deferred gains and losses are recognized in earnings as part of the underlying transaction when the transaction is settled. Such gains and losses were not significant to the Company's financial results. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to financial instruments, but it does not expect any counter parties to fail to meet their obligations. The credit exposure of forward foreign exchange contracts is represented by the difference between the forward contract rate and the spot rate at the time of settlement.

NOTE 4 - INVENTORIES

At December 31, 1997 and 1996, approximately 25% and 24%, respectively, of the total inventories are accounted for by the LIFO method. Inventories consisted of:

                                                   1997            1996
                                                   ----            ----
Raw materials ........................         $ 27,187        $ 25,150
Work-in-process ......................           21,920          23,533
Finished goods .......................           31,404          29,283
                                                 ------          ------
Total ................................           80,511          77,966
Less LIFO reserve ....................           (1,249)         (2,036)
                                                 ------          ------
Total ................................         $ 79,262        $ 75,930
                                                 ======          ======

(Dollars in thousands, except per share)

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 1997 and 1996, accounts payable and accrued liabilities consisted of the following:

                                                    1997        1996
                                                    ----        ----
Accounts payable, principally trade ........    $ 64,045    $ 59,160
Accrued employee compensation costs ........      27,922      24,210
Accrued federal income taxes payable .......      14,292       2,441
Other accrued liabilities ..................      16,248      16,763
                                                 -------     -------
Total ......................................    $122,507    $102,574
                                                 =======     =======

NOTE 6 - INCOME TAXES


Income before income taxes consists of:
                                               1997         1996        1995
                                               ----         ----        ----
Domestic ...............................   $ 22,968     $ 18,995    $ 14,371
Foreign ................................     55,628       41,178      43,231
                                             ------       ------      ------
                                           $ 78,596     $ 60,173    $ 57,602
                                             ======       ======      ======
The provision for income taxes is
  comprised of:

CURRENT:
Federal ................................   $  7,977     $  6,318    $  5,660
State/local ............................      1,738        1,413       1,291
Foreign ................................     22,378       10,745      12,175
                                             ------       ------      ------
                                             32,093       18,476      19,126
                                             ------       ------      ------
DEFERRED:
Federal/State ..........................     (1,391)        (946)     (1,534)
Foreign ................................      1,365        5,095       4,296
                                             ------       ------      ------
                                                (26)       4,149       2,762
                                             ------       ------      ------
Total ..................................   $ 32,067     $ 22,625    $ 21,888
                                             ======       ======      ======

(Dollars in thousands, except per share)

NOTE 6 - INCOME TAXES (Cont'd)

The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 1997 and 1996 and 34.6% in 1995 to income before income taxes is as follows:

                                         1997        1996         1995
                                         ----        ----         ----
Income tax at statutory rate         $ 27,509    $ 21,060     $ 19,930
State income taxes, net of
 federal benefit ................         836         806          723
Rate differential on earnings
 of foreign operations ..........       4,364       1,775        1,354
Other items, net ................        (642)     (1,016)        (119)
                                       ------      ------       ------
Actual income tax provision .....    $ 32,067    $ 22,625     $ 21,888
                                       ======      ======       ======
Effective income tax rate .......        40.8%       37.6%        38.0%


Significant deferred tax assets and liabilities as of December 31, 1997 and 1996 are comprised of the following temporary differences:

                                                        1997     1996
                                                        ----     ----
DEFERRED TAX ASSETS:
Net operating loss carry forwards ...................$ 6,813  $14,285
Asset bases differentials ...........................  3,991    1,820
Pensions ............................................  2,037    2,226
Other ...............................................  8,501    8,955
                                                      ------   ------
Total deferred tax assets ........................... 21,342   27,286
                                                      ------   ------
DEFERRED TAX LIABILITIES:
Depreciation ........................................ 25,101   28,607
Leases ..............................................  3,083    3,232
Other ...............................................  4,022    6,278
                                                      ------   ------
Total deferred tax liabilities ...................... 32,206   38,117
                                                      ------   ------
Net deferred tax liabilities ........................$10,864  $10,831
                                                      ======   ======

The impact of changes in enacted foreign tax rates on the accounting for deferred taxes under SFAS No. 109 was not significant to the provision for income taxes to the years presented above.

On December 31, 1997, the Company had federal foreign tax net operating loss carryforwards of approximately $8,707 which have an indefinite carryforward period and approximately $1,043 which expire in 1999, 2001 and 2002.

The Company has not provided for taxes on certain tax deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $2,761 would become payable at the time the income is distributed.

Page 37
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

(Dollars in thousands, except per share)

NOTE 7 - DEBT

The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 5.0% and 4.6% for 1997 and 1996, respectively. There are no compensating balance requirements associated with short-term borrowings. At December 31, 1997 and 1996, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. Under this credit agreement, interest on borrowings is payable at a rate equal to the London Interbank Offered Rate (LIBOR) plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 1997, 1996, and 1995 were not significant. The agreement expires on April 29, 2001. At December 31, 1997, the amount unused and available under this agreement was $25 million. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, short-term obligations of $21.7 million and $3.3 million of current portion of long-term debt have been reclassified as long-term obligations as of December 31, 1997. Short-term obligations of $25 million were reclassified as long-term obligations as of December 31, 1996.

The revolving credit and the senior unsecured debt agreements contain covenants that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

At December 31, the Company's long-term obligations consisted of the following:
                                                      1997           1996
                                                      ----           ----
Notes payable 3.7% - 17.2%, due in monthly
 and annual installments through 2009 ..........   $  6,079       $ 12,345
Senior unsecured debt 7.08%, due in
 installments through 2005 .....................     25,000         25,000
Mortgages payable 4.5% - 13.6%, due in
 monthly and annual installments through 2007...      7,635         10,349
Industrial revenue bond, interest at 79%
 of prime,(which was 6.6% and 6.4% at
 December 31, 1997 and 1996), due in
 quarterly installments through 2001 ...........      1,333          1,666
Capital lease obligations ......................      8,583         11,749
                                                     ------         ------
                                                     48,630         61,109
Less current portion ...........................     (2,890)        (9,540)
Reclass of short-term obligations ..............     25,000         25,000
                                                     ------         ------
Total long-term obligations ....................   $ 70,740       $ 76,569
                                                     ======         ======

Substantially all of the notes and mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.

Aggregate long-term maturities, excluding capital lease obligations, due annually for the five years beginning in 1998 are $1,552, $7,050, $6,800, $31,366, $5,418 and $12,861 thereafter.

(Dollars in thousands, except per share)

NOTE 8 - LEASE COMMITMENTS

The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2013. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $4,696, $4,702 and $3,961 in 1997, 1996 and 1995, respectively.

Assets recorded under capital leases consist of:
                                         1997        1996
                                         ----        ----
Buildings ........................   $  9,014    $ 10,292
Machinery and equipment...........     11,072      12,782
                                       ------      ------
                                       20,086      23,074
Accumulated depreciation .........    (10,054)     (9,213)
                                      -------      ------
                                     $ 10,032    $ 13,861
                                      =======     =======

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1997:

                                                     Capital   Operating
                                                      Leases      Leases
                                                      ------      ------
1998 ............................................   $  2,108    $  3,357
1999 ............................................      1,700       2,511
2000 ............................................      1,467       1,895
2001 ............................................      1,315       1,583
2002 ............................................      1,185       1,625
Subsequent to 2002 ..............................      4,406       4,368
                                                      ------      ------
Total minimum lease payments ....................     12,181    $ 15,339
                                                                  ======

Amounts representing interest ...................     (3,598)
                                                      ------
Present value of future minimum
 lease payments .................................      8,583
Less amount due in one year .....................     (1,338)
                                                      ------
                                                    $  7,245
                                                      ======

(Dollars in thousands, except per share)

NOTE 9 - RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA while pension commitments under its foreign plans are partially offset by the cash surrender value of insurance contracts purchased by the Company. The components of net pension cost for the plans consisted of the following:

                                                    1997     1996     1995
                                                    ----     ----     ----
Service cost benefits earned during the year..    $1,276   $1,297   $1,201
Interest cost on projected benefit obligation.     1,360    1,335    1,320
Actual return on plan assets .................    (2,472)  (1,970)  (3,591)
Net amortized and deferred gains and losses ..     1,055      684    2,622
                                                   -----    -----    -----
Net pension cost .............................    $1,219   $1,346   $1,552
                                                   =====    =====    =====

The reconciliation of the funded status of the plans at year end follows:

DOMESTIC PLANS
                                                      1997          1996
                                                      ----          ----
Actuarial present value of benefit obligations:
 Vested .......................................   $(10,963)     $ (9,327)
 Non-vested ...................................       (698)         (551)
                                                    ------        ------
Accumulated benefit obligation ................    (11,661)       (9,878)
Excess of projected benefit obligation over
 accumulated benefit obligation ...............     (3,394)       (2,569)
                                                    ------        ------
Projected benefit obligation ..................    (15,055)      (12,447)
Plan assets at fair value .....................     16,983        13,954
                                                    ------        ------
Plan assets in excess of projected
 benefit obligation ...........................      1,928         1,507
Unrecognized net gain .........................     (3,791)       (3,761)
Unrecognized prior service cost ...............        147           167
Unamortized net transition asset ..............       (571)         (761)
                                                    ------        ------
Liability for pension cost included
 in the balance sheet .........................   $ (2,287)     $ (2,848)
                                                    ======        ======

FOREIGN PLANS

Actuarial present value of benefit obligations:
 Vested .......................................   $ (6,394)     $ (7,087)
 Non-vested ...................................        (60)          (56)
                                                     -----         -----
Accumulated benefit obligation ................     (6,454)       (7,143)
Excess of projected benefit obligation over
 accumulated benefit obligation................       (915)       (1,171)
                                                     -----        ------
Projected benefit obligation ..................     (7,369)       (8,314)
Plan assets at fair value .....................      1,211         1,464
                                                     -----         -----
Projected benefit obligation in excess
 of plan assets ...............................     (6,158)       (6,850)
Unrecognized net loss .........................      1,017         1,666
Unrecognized prior service cost ...............        345           450
Unamortized net transition obligation .........        148           198
                                                     -----         -----
Liability for pension cost included
 in the balance sheet .........................   $ (4,648)     $ (4,536)
                                                     =====         =====

(Dollars in thousands, except per share)

NOTE 9 - RETIREMENT AND DEFERRED COMPENSATION PLANS (Cont'd)

Plan assets primarily consist of U.S. government obligations, investment grade corporate bonds and common and preferred stocks for the domestic plans and insurance contracts for the foreign plans. The projected benefit obligation for domestic plans was determined using assumed discount rates of 7.25% and 7.50% in 1997 and 1996, respectively. For the foreign plans, the projected benefit obligation was determined using an assumed discount rate of 6.0% in 1997 and 1996. The assumed rates of increase in compensation used in 1997 and 1996 were 5.0% for the domestic plans and 4.0% for the foreign plans. The expected long-term rate of return on plan assets was 8.5% in 1997 and 1996 for the domestic plans and 6.0% in 1997 and 1996 for the foreign plans.

The Company has a non-qualified supplemental pension plan which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $277 and $328 at December 31, 1997 and 1996, respectively. This amount is included in the liability for domestic plans shown above.

The Company also has unfunded retirement compensation arrangements with certain employees. The cost of these retirement agreements is provided currently as it relates to prior service agreements and ratably over the employees' future employment as it applies to future service agreements. The Company has no additional postretirement or postemployment benefit plans.

NOTE 10 - CONTINGENCIES

The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

During the second quarter of 1997, the Company received a judgment in its favor as plaintiff in a patent infringement lawsuit relating to an aerosol valve component. The Company was awarded $7.8 million plus interest. The decision has been appealed and the Company cannot predict the ultimate outcome or timing of such appeal. This award is not included in the financial results.

NOTE 11 - PREFERRED STOCK PURCHASE RIGHTS

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

(Dollars in thousands, except per share)

NOTE 12 - STOCK OPTIONS

At December 31, 1997, the Company has four fixed stock-based compensation plans which are discussed below. The Company follows APB Opinion No. 25 and the related Interpretations in accounting for its stock option plans. Accordingly, no significant compensation cost has been recognized for its stock awards. Had compensation cost for the Company's stock awards plans been recorded based on the fair value at the grant dates, consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                   1997         1996         1995
Net Income
 As Reported .............   $   46,529   $   37,548   $   35,714
 Pro Forma ...............   $   45,343   $   36,814   $   35,390
Basic Earnings per Share
 As Reported .............   $     2.59   $     2.09   $     1.99
 Pro Forma ...............   $     2.52   $     2.05   $     1.97
Diluted Earnings per Share
 As Reported .............   $     2.55   $     2.05   $     1.98
 Pro Forma ...............   $     2.48   $     2.01   $     1.96

The fair value of stock options granted under the Stock Awards Plans in 1997 and 1996 was $13.99 and $12.62 per share, respectively. These values were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: dividend yield of .8% for 1997 and .9% for 1996, expected volatility of 26.1% and 21.2%, risk-free interest rate of 6.5% and 5.6% and an expected life of 7.5 years for both years. The fair value of stock options granted under the Director Stock Option Plans in 1997 was $17.64 per share. This value was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997: dividend yield of .8%, expected volatility of 26.0%, risk-free interest rate of 6.7% and an expected life of 7.5 years. The pro forma amounts reflected above are not likely to be representative of the pro forma amounts in future years due to the FASB Statement No. 123 transition rules which require pro forma disclosure only for awards granted after 1994, although the Company granted stock options in both 1994 and 1993.

Under the 1996 and 1992 Stock Awards Plans (collectively, the "Stock Awards Plans"), the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares which may be issued under these plans is 2 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares subject to options under these plans is 40 thousand. Options granted under these plans become exercisable over a three year period and expire ten years after the grant date.

(Dollars in thousands, except per share)

NOTE 12 - STOCK OPTIONS (Cont'd)

A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below.

                                                            Director Stock
                                   Stock Awards Plans        Option Plans
                                 ------------------------  -------------------
                                           Option Price           Option Price
Option Shares                     Shares     Per Share     Shares   Per Share
-------------                    -------     ------------  ------   ----------
Outstanding, January 1, 1995...  462,471  $18.375-$20.625  24,000    $18.375
Granted........................  188,500  $26.75 -$35.50      -
Exercised......................   (5,371) $18.375-$20.625  (5,000)   $18.375
Canceled ......................   (3,083)     $18.375         -
                                 -------                   ------
Outstanding, December 31, 1995.  642,517  $18.375-$35.50   19,000    $18.375
Granted .......................  163,800      $ 36.00         -
Exercised .....................  (23,090) $18.375-$26.75   (1,000)   $18.375
Canceled ......................   (2,855) $18.375-$36.00      -
                                 -------                   ------
Outstanding, December 31, 1996.  780,372  $18.375-$36.00   18,000    $18.375
Granted .......................  183,250  $33.625-$56.00   28,000    $41.75
Exercised......................  (35,268) $18.375-$36.00   (2,000)   $18.375
Canceled ......................   (7,788) $26.75 -$36.00      -
                                 -------                   ------
Outstanding, December 31, 1997.  920,566  $18.375-$56.00   44,000    $18.375-$41.75
                                 =======                   ======

Options Exercisable at 12/31/95  254,909                   13,000
Options Exercisable at 12/31/9   446,005                   18,000
Options Exercisable at 12/31/97  573,695                   23,000

AVAILABLE FOR FUTURE GRANTS
12/31/95                         348,326                   16,000
12/31/96                       1,185,585                   40,000
12/31/97                       1,009,592                   12,000

The following table summarizes information about stock options outstanding at December 31, 1997:

                      Options Outstanding              Options Exercisable
              ------------------------------------  ---------------------------
                Shares     Average     Weighted-      Shares       Weighted-
              Outstanding Remaining     Average     Exercisable     Average
Year granted  at Year-end   Life    Exercise Price  at Year-end  Exercise Price
------------  -----------   ----    --------------  -----------  --------------

STOCK AWARDS PLANS

1993            274,393     5.5        $18.375       274,393       $18.375
1994            128,311     6.1         20.625       128,311        20.625
1995            179,944     7.1         27.236       118,922        27.240
1996            157,768     8.1         36.000        52,069        36.000
1997            180,150     9.1         33.687           -          33.687
----            -------     ---                      -------
                920,566     7.0         26.438       573,695        22.316
                =======     ===                      =======
DIRECTOR STOCK OPTIONS PLANS

1993             16,000     5.4        $18.375        16,000       $18.375
1997             28,000     9.4         41.750         7,000        41.750
----             ------                               ------
                 44,000     8.0         33.250        23,000        25.500
                 ======                               ======

Restricted stock totaling 531 shares in 1997, 1,796 shares in 1996 and 3,310 shares in 1995 were issued under the Stock Awards Plans. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants have been reduced by restricted stock awards.

(Dollars in thousands, except per share)

NOTE 13 - EARNINGS PER SHARE

The reconciliation of basic and diluted earnings for the years ending December 31, 1997, 1996 and 1995 are as follows:


For the Year Ended December 31, 1997
                                         Income        Shares     Per Share
                                       (Numerator)  (Denominator)   Amount
Basic EPS
 Income available to common
  stockholders                           $46,529        17,969     $  2.59
                                                                    ======
Effect of Dilutive Securities
 Stock options                               -             290
                                          ------        ------

Diluted EPS
 Income available to common
  stockholders                           $46,529        18,259     $  2.55
                                          ======        ======      ======

For the Year Ended December 31, 1996
Basic EPS
 Income available to common
  stockholders                           $37,548        17,939     $  2.09
                                                                    ======
Effect of Dilutive Securities
 Stock options                               -             342
                                          ------        ------
Diluted EPS
 Income available to common
  stockholders                           $37,548        18,281     $  2.05
                                          ======        ======      ======

For the Year Ended December 31, 1995
Basic EPS
 Income available to common
  stockholders                           $35,714        17,918     $  1.99
                                                                   =======
Effect of Dilutive Securities
 Stock options                               -             154
                                          ------        ------
Diluted EPS
 Income available to common
  stockholders                           $35,714        18,072     $  1.98
                                          ======        ======      ======

(Dollars in thousands, except per share)

NOTE 14 - SEGMENT INFORMATION

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

                                                                           Other
                                        Domestic        European         Foreign     Corporate
Geographic Areas                      Operations      Operations      Operations      Expenses    Eliminations  Consolidated
----------------                      ----------      ----------      ----------      --------    ------------  ------------

1997

Sales to unaffiliated customers ...   $ 263,589      $ 358,744        $ 33,057       $    -       $    -        $ 655,390
Sales between geographic areas ....      10,718         73,621           2,708            -         (87,047)         -
                                        -------        -------          ------         ------       -------       -------
Net Sales .........................   $ 274,307      $ 432,365        $ 35,765       $    -       $ (87,047)    $ 655,390
                                        =======        =======          ======         ======       =======       =======
Operating Income ..................   $  32,634      $  58,216        $    137       $(11,777)    $    (219)    $  78,991
Identifiable Assets ...............   $ 170,511      $ 436,638        $ 25,243       $    -       $ (46,959)    $ 585,433

1996

Sales to unaffiliated customers ...   $ 233,329      $ 355,699        $ 26,780       $    -       $     -       $ 615,808
Sales between geographic areas ....       6,205         59,512           1,418            -         (67,135)          -
                                        -------        -------          ------         ------       -------       -------
Net Sales .........................   $ 239,534      $ 415,211        $ 28,198       $    -       $ (67,135)    $ 615,808
                                        =======        =======          ======         ======       =======       =======
Operating Income ..................   $  28,090      $  43,624        $    673       $ (8,714)    $     323     $  63,996
Identifiable Assets ...............   $ 154,392      $ 442,702        $ 17,092       $    -       $ (38,050)    $ 576,136

1995

Sales to unaffiliated customers ...   $ 202,868      $ 334,213        $ 20,374       $    -       $     -       $ 557,455
Sales between geographic areas ....       4,915         53,871           3,165            -         (61,951)          -
                                        -------        -------          ------         ------       -------       -------
Net Sales .........................   $ 207,783      $ 388,084        $ 23,539       $    -       $ (61,951)    $ 557,455
                                        =======        =======          ======         ======       =======       =======
Operating Income ..................   $  20,928      $  48,645        $    624       $(10,917)    $      18     $  59,298
Identifiable Assets ...............   $ 142,247      $ 435,024        $ 12,591       $    -       $ (30,646)    $ 559,216

(Dollars in thousands, except per share)

NOTE 15 - QUARTERLY DATA (UNAUDITED)

Quarterly results of operations and per share information for the years ended December 31, 1997 and 1996 are as follows:

                                           Quarter
                                ------------------------------   Total
                                First   Second  Third   Fourth  For Year
                                -----   ------  -----   ------  --------
Year Ended December 31, 1997

Net sales ...................  $158,290 $171,811 $163,525 $161,764  $655,390
Gross profit ................  $ 45,600 $ 49,254 $ 47,888 $ 47,339  $190,081
Net income ..................  $ 11,413 $ 12,081 $ 12,474 $ 10,561  $ 46,529

Per Common Share - 1997
Net income
 Basic ......................  $    .64 $    .67 $    .69 $    .59  $   2.59
 Diluted ....................  $    .63 $    .66 $    .68 $    .58  $   2.55
Dividends paid ..............  $    .07 $    .07 $    .08 $    .08  $    .30
Stock price high ............  $ 40 5/8 $ 45 7/8 $ 59 1/8 $ 59 1/8  $ 59 1/8
Stock price low .............  $ 32 3/4 $ 35 1/8 $ 44 1/2 $ 50 7/16 $ 32 3/4
Average number of shares
 outstanding ................    17,954   17,961   17,975   17,986    17,969

Year Ended December 31, 1996

Net sales ...................  $152,954 $151,047 $155,917 $155,890  $615,808
Gross profit ................  $ 43,447 $ 41,570 $ 42,271 $ 44,069  $171,357
Net income ..................  $ 10,673 $  8,827 $  9,007 $  9,041  $ 37,548

Per Common Share - 1996
Net income
 Basic ......................  $    .60 $    .49 $    .50 $    .50  $   2.09
 Diluted ....................  $    .59 $    .49 $    .49 $    .49  $   2.05
Dividends paid ..............  $    .07 $    .07 $    .07 $    .07  $    .28
Stock price high ............  $ 41 7/8 $ 43 1/8 $ 37 1/8 $ 36      $ 43 1/8
Stock price low .............  $ 34 3/4 $ 29     $ 30 3/8 $ 30 1/2  $ 29
Average number of shares
 outstanding ................    17,930   17,938   17,941   17,947    17,939

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF APTARGROUP, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP


Chicago, Illinois
February 19, 1998


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



/c/ Carl A. Siebel

Carl A. Siebel
President and Chief Executive Officer



/s/ Stephen J. Hagge

Stephen J. Hagge
Executive Vice President and Chief Financial
Officer, Secretary and Treasurer

Five Year Summary of Selected Financial Data
(In millions of dollars, except per share data)

Year Ended December 31,              1997    1996    1995    1994    1993

STATEMENT OF INCOME DATA:

Net Sales ......................   $655.4   $615.8   $557.5  $474.3  $411.5
Cost of Sales ..................    418.1    399.7    358.4   301.5   262.5
 % of Net Sales ................     63.8%    64.9%    64.3%   63.6%   63.8%
Selling, Research & Development,
 and Administrative ............    108.4    104.3     96.2    85.7    75.8
 % of Net Sales ................     16.5%    16.9%    17.3%   18.1%   18.4%
Depreciation and Amortization ..     49.9     47.9     43.5    38.4    32.1
 % of Net Sales ................      7.6%     7.8%     7.8%    8.1%    7.8%
Operating Income ...............     79.0     64.0     59.3    48.7    41.0
 % of Net Sales ................     12.1%    10.4%    10.6%   10.2%   10.0%
Income Before Accounting
 Change (1) ....................     46.5     37.5     35.7    27.3    21.6
Net Income .....................     46.5     37.5     35.7    27.3    23.0
 % of Net Sales ................      7.1%     6.1%     6.4%    5.7%    5.6%

PER COMMON SHARE:

Income Before Accounting
 Change (1) ....................   $ 2.59   $ 2.09   $ 1.99  $ 1.65  $ 1.34
Net Income
 Basic .........................     2.59     2.09     1.99    1.65    1.43
 Diluted  ......................     2.55     2.05     1.98    1.64    1.43
Cash Dividends Declared ........     0.30     0.28     0.26    0.23     .10

BALANCE SHEET AND OTHER DATA:

Capital Expenditures ...........   $ 71.2   $ 62.8   $ 55.5  $ 41.9  $ 46.7
Total Assets ...................    585.4    576.1    559.2   465.4   408.0
Long-Term Obligations ..........     70.7     76.6     80.7    53.8    41.3
Stockholders' Equity ...........    342.1    335.7    312.3   270.6   190.4
Interest Bearing Debt to Total
 Capitalization ................     17.7%    21.1%    23.8%   19.2%   37.5%
Net Debt to Total
 Capitalization (2) ............     13.5%    17.3%    19.6%   13.2%   32.1%

(1) In the first quarter of 1993, the Company adopted SFAS 109 entitled "Accounting for Income Taxes."
(2) Net debt is interest bearing debt less cash and cash equivalents.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION
RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

Year Ended December 31,
                                       1997       1996       1995
                                       ----       ----       ----
Net sales ......................      100.0%     100.0%     100.0%
Cost of sales ..................       63.8       64.9       64.3
Selling, research & development,
 and administrative ............       16.5       16.9       17.3
Depreciation and amortization ..        7.6        7.8        7.8
                                       ----       ----       ----
Operating income ...............       12.1       10.4       10.6
Other expenses, net ............       (0.1)      (0.6)      (0.3)
                                       ----       ----       ----
Income before income taxes .....       12.0        9.8       10.3
Provision for income taxes .....        4.9        3.7        3.9
                                       ----       ----       ----
Net income .....................        7.1%       6.1%       6.4%
                                       ====       ====       ====
1997 COMPARED TO 1996

Net sales in 1997 totaled $655.4 million, an increase of 6.4% when compared to net sales of $615.8 million in 1996. Sales were negatively affected by the translation of AptarGroup's foreign sales due to the stronger U.S. dollar relative to 1996. If the U.S. dollar exchange rates had not changed from year to year, net sales for 1997 would have increased approximately 15%. The increase in sales is primarily attributed to increased volume of the Company's major product lines despite a competitive pricing environment. European sales represented approximately 55% of the Company's total sales compared to 58% in 1996. U.S. sales represented approximately 40% of the Company's total sales compared to 38% in 1996. Sales from other foreign operations represented 5% of the Company's total sales compared to 4% in 1996.

Cost of sales as a percent of net sales decreased in 1997 to 63.8% compared to 64.9% in 1996. The decrease is attributed to the mix of products sold, cost savings and a net gain from changes in exchange rates on inter-country transactions. The impact of changes in raw material costs, including plastic resin and metal, in 1997 was not significant.

Selling, research & development, and administrative ("SG&A") increased to $108.4 million compared to $104.3 million in 1996. SG&A decreased as a percent of sales from 16.9% in 1996 to 16.5% in 1997 due to sales growing at a faster pace than SG&A expenses.

Depreciation and amortization expenses increased from $47.9 million in 1996 to $49.9 in 1997. As a percent of sales, depreciation and amortization decreased to 7.6% in 1997 from 7.8% in 1996.

Operating income increased to $79.0 million compared to $64.0 million in 1996. Operating income was favorably impacted in 1997 by approximately $4.3 million of a net gain due to favorable changes in exchange rates between comparable periods on various inter-country transactions, partially offset by the adverse effect of the stronger U.S. dollar on the translation of foreign denominated results.

During 1997, the Company began production in China. Due to underutilization of overheads during this first year of production, operating income was adversely affected by $1.2 million.

Operating income from European operations (excluding corporate expenses) represented 74% and 68% of total operating income in 1997 and 1996, respectively. Operating income in 1997 from U.S. operations (excluding corporate expenses) represented 41% of total operating income compared to 44% in 1996. The increase in the percentage of operating income attributable to European operations was primarily due to the mix of products sold and the net gain from changes in exchange rates.

Net other expenses decreased to $400,000 in 1997 from $3.8 million in 1996. The decrease is primarily attributable to increased income from equity investments in affiliates coupled with lower net interest expense.

The effective income tax rate increased from 37.6% in 1996 to 40.8% in 1997. The increased effective tax rate is primarily due to an increased corporate tax rate in France combined with the mix of income earned. During the fourth quarter of 1997, the French government increased the French corporate tax rate by 5 percentage points, from 36.7 to 41.7 percent, retroactive to the beginning of the year. This increased income tax expense for the year by approximately $1.8 million, which was recorded

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION
RESULTS OF OPERATIONS (Cont'd)

in the fourth quarter. Had the French tax increase been passed at the beginning of 1997, income taxes for each quarter would have increased by approximately $400,000. The remainder relates to an adjustment to the balance of deferred taxes at the beginning of the year which will not recur in 1998. The increased French tax rate will continue in 1998. The Company expects the effective tax rate for 1998 to be in the range of 40.0% to 40.8%.

Net income increased 24% to $46.5 million in 1997 compared to $37.5 million in 1996. The increase in net income is primarily due to higher sales volume and cost containment efforts.

During the second quarter of 1997, the Company received a judgment in its favor as plaintiff in a patent infringement lawsuit relating to an aerosol valve component. The Company was awarded $7.8 million plus interest. The decision has been appealed and the Company cannot predict the ultimate outcome or timing of such appeal. This award is not included in the 1997 financial results.

1996 COMPARED TO 1995

Net sales in 1996 totaled $615.8 million, an increase of 10.5% when compared to net sales of $557.5 million in 1995. Excluding the effects of the acquisitions made in the fourth quarter of 1995, sales grew 6.9% in 1996. The translation of foreign sales to U.S. dollars in 1996 was affected by changes in exchange rates. If the U.S. dollar exchange rates had not changed from year to year and the effect of the acquisitions were excluded, net sales for 1996 would have increased approximately 8.4%. The increase in sales is primarily attributed to increased sales volume of pumps to the pharmaceutical market and volume increases in pumps, dispensing closures and aerosol valves to the personal care market. These volume increases were partially offset by price decreases and softness of pump sales to customers in the European fragrance/cosmetics market. European sales represented approximately 58% of the Company's total sales compared to 60% in 1995. U.S. sales represented approximately 38% of the Company's total sales compared to 36% in 1995. Sales from other foreign operations represented 4% of the Company's total sales in 1996 and 1995.

During the fourth quarter of 1995, the Company acquired Liquid Molding Systems, Inc. ("LMS"), a U.S. company that owns the patent and the liquid silicone molding expertise to produce valves for the SimpliSqueeze dispensing closure system, and General Plastics S.A. ("General Plastics"), a French company which manufactures primarily dispensing closures. General Plastics uses bi-injection molding technology, which allows for the molding of two colors or two materials in the same cycle. Also during the fourth quarter of 1995, the Company purchased a 35% minority interest in Loffler Kunststoffwerk GmbH & Co. KG ("Loffler"), a privately-held German manufacturer of dispensing and standard closures. The two acquisitions have been accounted for as purchases and the minority interest has been accounted for under the equity method. The effect of these transactions on the Company's net income for 1996 and 1995 was not significant.

The purchase agreement between the Company and Loffler includes a provision that adjusts the purchase price for the 35% interest based on earnings of Loffler from 1995 through 1997. The purchase price adjustment based on such earnings will not be material to the 1998 financial statements.

In 1996 the Company sold a 35% interest in certain of the Company's European dispensing closure operations to Loffler for approximately $3.8 million. The net gain on the sale of the minority interests was not significant.

Cost of sales as a percent of net sales increased in 1996 to 64.9% compared to 64.3% in 1995. The increase was primarily attributed to underutilized capacity in the Company's fragrance operations, continued price competition and the mix of products sold. The impact of changes in raw material costs, including plastic resin and metal, in 1996 was not significant.

SG&A increased to $104.3 million compared to $96.2 million in 1995. The increase was primarily due to the acquisitions made in the fourth quarter of 1995 and increased spending for research and development. SG&A decreased as a percentage of sales from 17.3% in 1995 to 16.9% in 1996 due to sales growing at a faster pace than SG&A expenses.

Depreciation and amortization expenses increased from $43.5 million in 1995 to $47.9 million in 1996. As a percent of sales, depreciation and amortization remained consistent between the years at 7.8%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION
RESULTS OF OPERATIONS (Cont'd)

Operating income from European operations (excluding corporate expenses) represented 68% and 82% of total operating income in 1996 and 1995, respectively. Operating income in 1996 from U.S. operations (excluding corporate expenses) represented 44% of total operating income compared to 35% in 1995. The decrease in the percentage of operating income attributable to European operations was due to underutilized capacity as a result of softness in the fragrance/cosmetics market.

Net other expenses increased to $3.8 million in 1996 from $1.7 million in 1995. The increase was primarily attributable to lower income of affiliates and higher net interest costs in 1996.

The effective income tax rate decreased from 38.0% in 1995 to 37.6% in 1996. The decreased effective tax rate was due to the mix of income earned.

Net income increased 5% to $37.5 million in 1996 compared to $35.7 million in 1995. The increase in net income was primarily attributable to higher sales volume and continued cost containment.

FOREIGN CURRENCY

A significant portion of the Company's operations is located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial conditions and results of operations of AptarGroup's foreign entities. The Company's significant foreign exchange exposures are to the Italian Lira, French Franc and German Mark. The Company manages its exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

Additionally, in some cases, the Company sells products denominated in a currency different than the currency for which the respective costs are incurred. Changes in exchange rates on such inter-country sales impacts the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has generated positive cash flows from operations. During 1997, the Company utilized the majority of such cash flows to finance capital expenditures. Net cash provided by operations was $86.2 million, $67.3 million, and $61.7 million during 1997, 1996 and 1995, respectively. In each of these years, cash flow from operations was primarily derived from earnings before depreciation and amortization and from changes in working capital. Cash and equivalents was $17.7 million at December 31, 1997 versus $16.4 million at December 31, 1996 and $17.3 million at December 31, 1995.

Working capital increased to $130.8 million at December 31, 1997 compared to $121.0 million and $100.7 million at December 31, 1996 and 1995, respectively. The increase in working capital in 1997 and 1996 was primarily due to increases in accounts receivable and decreases in short-term borrowings.

Net cash used for investing activities totaled $69.7 million, $ 59.2 million, and $84.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase between 1996 and 1997 is primarily due to an increase in capital expenditures. Capital expenditures were $71.2 million, $62.8 million, and $55.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. Cash outlays for capital expenditures for 1998 are estimated to be approximately $80 million.

Net cash (used) provided by financing activities was $(13.0) million, $(8.6) million, and $19.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's total interest bearing debt to total capitalization ratio was 17.7% and 21.1% as of December 31, 1997 and 1996, respectively. Total interest bearing debt, net of cash, to total capitalization ratio was 13.5% and 17.3% as of December 31, 1997 and 1996, respectively. For each of these years, the majority of debt was denominated in foreign currency. AptarGroup has historically borrowed locally to hedge potential currency fluctuation for assets that were purchased outside of the United States. It is expected that this practice will continue.

At December 31, 1997 and 1996, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. This agreement expires in April, 2001 and the Company had no borrowings outstanding against this agreement at December 31, 1997 and 1996.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION
RESULTS OF OPERATIONS (Cont'd)


OUTLOOK

Over the past few years, a consolidation of the Company's customer base has occurred. This trend is expected to continue. A concentration of customers may result in additional price pressure or loss of volume. This situation also presents opportunities for increasing sales due to the breadth of the Company's product line and its international presence.

The Company's net income could be affected by increases in raw material costs. The Company will attempt to offset inflation through cost containment and increased selling prices over time, as allowed by market conditions.

As the Company expands geographically, particularly into Asia and South America, investments may be made in countries that may not be as politically stable as the U.S. or the western European countries which the Company primarily has operations in at the end of 1997. The Company intends to monitor its exposure in these other countries to minimize risk.

The Asian crisis experienced in 1997 does not have a direct significant impact on the Company due to the Company's relatively small presence in Asia and the current low level of export into the region. The indirect impact on AptarGroup due to lesser demand of the Company's customers' products which are exported to Asia cannot be quantified.

The Company has reviewed its major systems and believes they are year 2000 compliant or can be upgraded to meet year 2000 demands. The Company believes that with modifications to existing software and conversions to new software, the year 2000 issue will not have a material adverse effect on the results of operations of the Company. The modifications and upgrades are expected to be complete by early 1999 and the related costs should not be significant. The Company is also working with suppliers to ensure that they are year 2000 compliant.

The Company is currently negotiating the repurchase of 35% of its European closure business which was sold in 1996 to its European closure business partner Loffler Kunststoffwerk GmbH & Co. KG. The Company does not believe that this transaction will have a material impact on the balance sheet if consummated in 1998.

The Company believes it is reasonably likely that the European Community will introduce a common European monetary unit called the Euro effective January 1, 1999. While many details are still uncertain concerning this introduction, the Company has begun investigating the impacts that the Euro will have on its operations. While the Euro is expected to have significant accounting and systems impacts as well as pricing impacts, the Company does not believe that the introduction of the Euro will have a material adverse effect on the results of its operations.

ADOPTION OF ACCOUNTING STANDARDS

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both Statements are effective for fiscal years beginning after December 15, 1997. Statement No. 130 requires the presentation of comprehensive income and its components in a full set of financial statements. Statement No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers in annual financial statements and interim financial reports. The Company is currently evaluating both of the new Statements and plans to adopt both of these in 1998 as required by the standards.

This Management's Discussion and Analysis and certain other sections of this annual report contain forward-looking statements that involve a number of risks and uncertainties. These risks and uncertainties include government regulation including tax rate policies, competition and technological change, intellectual property rights, capital spending, international operations, changes in foreign exchange rates, and risks associated with the Company's acquisition strategies. Actual results and events could differ significantly from those anticipated by these forward-looking statements.