Form 10-K, Exhibit 13
period 1998-12-31
APTARGROUP INC
filed 1999-03-30
CIK 896622

                                      22                              EXHIBIT 13

Consolidated Balance Sheets
(Dollars in thousands, except per share)


December 31,                                                     1998         1997
-------------------------------------------------------------------------------------
Assets

Current Assets:
  Cash and equivalents                                         $  25,159    $  17,717
  Accounts and notes receivable, less allowance for doubtful
   accounts of $5,132 in 1998 and $3,812 in 1997                 173,289      145,034
  Inventories                                                    101,091       79,262
  Prepayments and other                                           17,110       14,148
                                                               ---------    ---------
                                                                 316,649      256,161
                                                               ---------    ---------
Property, Plant and Equipment:
  Buildings and improvements                                      90,768       74,351
  Machinery and equipment                                        565,460      455,382
                                                               ---------    ---------
                                                                 656,228      529,733
  Less: Accumulated depreciation                                (335,650)    (281,899)
                                                               ---------    ---------
                                                                 320,578      247,834
  Land                                                             4,601        3,819
                                                               ---------    ---------
                                                                 325,179      251,653
                                                               ---------    ---------
Other Assets:

  Investments in affiliates                                        3,217       16,495
  Goodwill, less accumulated amortization of $7,757 in 1998
   and $6,030 in 1997                                             49,689       40,479
  Miscellaneous                                                   19,939       20,645
                                                               ---------    ---------
                                                                  72,845       77,619
                                                               ---------    ---------
Total Assets                                                   $ 714,673    $ 585,433
                                                               =========    =========

See accompanying notes to consolidated financial statements.



Consolidated Balance Sheets
(Dollars in thousands, except per share)

December 31,                                                                   1998            1997
---------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
  Notes payable                                                            $ 29,663      $        -
  Current maturities of long-term obligations                                 7,561           2,890
  Accounts payable and accrued liabilities                                  130,209         122,507
                                                                           --------       ---------
                                                                            167,433         125,397
                                                                           --------       ---------

Long-Term Obligations                                                        80,875          70,740
                                                                           --------       ---------

Deferred Liabilities and Other:
  Deferred income taxes                                                      24,989          21,432
  Retirement and deferred compensation plans                                 14,957          11,872
  Minority interests                                                          4,189           4,568
  Deferred and other non-current liabilities                                  6,722           9,369
                                                                           --------        --------
                                                                             50,857          47,241
                                                                           --------        --------
Stockholders' Equity:
  Preferred stock, $.01 par value, 1 million shares authorized,
   none outstanding                                                               -               -
  Common stock, $.01 par value, 45 million shares authorized,
   36.1 and 36.0 million outstanding in 1998 and 1997,
   respectively                                                                 361             180
  Capital in excess of par value                                            105,714         104,699
  Retained earnings                                                         329,582         274,524
  Accumulated other comprehensive income                                    (20,149)        (37,348)
                                                                           --------        --------
                                                                            415,508         342,055
                                                                           --------        --------
Total Liabilities and Stockholders' Equity                                 $714,673        $585,433
                                                                           ========        ========

See accompanying notes to consolidated financial statements.



Consolidated Statements of Income
(Dollars in thousands, except per share)


Years Ended December 31,                                       1998            1997            1996
---------------------------------------------------------------------------------------------------
Net Sales                                                  $713,506        $655,390        $615,808
                                                           --------        --------        --------
Operating Expenses:
Cost of sales                                               444,615         418,110         399,654
Selling, research & development, and administrative         119,287         108,372         104,282
Depreciation and amortization                                54,446          49,917          47,876
                                                           --------        --------        --------
                                                            618,348         576,399         551,812
                                                           --------        --------        --------

Operating Income                                             95,158          78,991          63,996
                                                           --------        --------        --------
Other Income (Expense):
Interest expense                                             (6,451)         (5,293)         (6,330)
Interest income                                               1,146           1,172           1,132
Equity in income of affiliates                                  219           1,991             691
Minority interests                                             (389)           (286)           (324)
Miscellaneous, net                                             (375)          2,021           1,008
Lawsuit settlements                                           9,881               -               -
                                                           --------        --------        --------
                                                              4,031            (395)         (3,823)
                                                           --------        --------        --------
Income Before Income Taxes                                   99,189          78,596          60,173
Provision For Income Taxes                                   38,368          32,067          22,625
                                                           --------        --------        --------
Net Income                                                 $ 60,821        $ 46,529        $ 37,548
                                                           ========        ========        ========
Net Income Per Common Share
  Basic                                                    $   1.69        $   1.29        $   1.05
                                                           --------        --------        --------
  Diluted                                                  $   1.65        $   1.27        $   1.03
                                                           --------        --------        --------


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Dollars in thousands, brackets denote cash outflows)

Years Ended December 31,                                                           1998           1997           1996
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                                     $ 60,821       $ 46,529       $ 37,548
Adjustments to reconcile net income to net cash provided by operations:
  Depreciation                                                                   51,808         47,199         44,798
  Amortization                                                                    2,638          2,718          3,078
  Provision for bad debts                                                         1,912          1,261          1,148
  Minority interests                                                                389            286            324
  Deferred income taxes                                                           5,031            (26)         4,149
  Retirement and deferred compensation plans                                      2,607          2,003            381
  Equity in income of affiliates in excess of cash distributions received          (219)        (1,991)          (590)
  Changes in balance sheet items, excluding effects from acquisitions and foreign currency adjustments:
    Accounts and notes receivable                                                (8,637)       (28,799)       (15,828)
    Inventories                                                                  (8,727)       (11,639)        (5,211)
    Prepaid and other current assets                                              1,465            709           (631)
    Accounts payable and accrued liabilities                                    (19,287)        32,449            630
    Other changes, net                                                           (4,822)        (4,513)        (2,480)
                                                                               --------       --------       --------
  Net cash provided by operations                                                84,979         86,186         67,316
                                                                               --------       --------       --------

Cash Flows from Investing Activities:
Capital expenditures                                                            (79,811)       (71,228)       (62,794)
Disposition of property and equipment                                             1,911          3,181            858
(Acquisition) disposition of businesses, net                                    (20,027)            --          1,942
Investments in affiliates                                                        (1,300)        (1,219)           (11)
Collection (Issuance) of notes receivable, net                                      330           (468)           804
                                                                               --------       --------       --------
  Net cash used by investing activities                                         (98,897)       (69,734)       (59,201)
                                                                               --------       --------       --------

Cash Flows from Financing Activities:
Proceeds from notes payable                                                      28,698             --             --
Repayments of notes payable                                                          --         (4,033)        (2,521)
Proceeds from long-term obligations                                               7,621          4,901          7,935
Repayments of long-term obligations                                             (11,374)        (9,617)        (9,629)
Dividends paid                                                                   (5,763)        (5,390)        (5,023)
Proceeds from stock options exercised                                             1,196          1,128            618
                                                                               --------       --------       --------
  Net cash provided (used) by financing activities                               20,378        (13,011)        (8,620)
                                                                               --------       --------       --------
Effect of Exchange Rate Changes on Cash                                             982         (2,110)          (441)
                                                                               --------       --------       --------
Net Increase (Decrease) in Cash and Equivalents                                   7,442          1,331           (946)
Cash and Equivalents at Beginning of Period                                      17,717         16,386         17,332
                                                                               --------       --------       --------
Cash and Equivalents at End of Period                                          $ 25,159       $ 17,717       $ 16,386
                                                                               ========       ========       ========

Supplemental Cash Flow Disclosure:
  Interest paid                                                                $  6,347       $  5,389       $  6,218
  Income taxes paid                                                            $ 36,400       $ 15,620       $ 19,121

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
Years Ended December 31, 1998, 1997, and 1996
(Amounts in thousands, except per share)

                                                                                             Accumulated
                                                                                                   Other                 Capital in
                                                 Comprehensive                  Retained   Comprehensive   Common Stock   Excess of
                                                        Income   Total Equity   Earnings          Income      Par Value   Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1995                                          $312,286   $200,860        $  8,293        $   179    $102,954
Net income                                            $ 37,548         37,548     37,548
Foreign currency translation adjustments                (9,730)        (9,730)                    (9,730)
                                                      --------
Comprehensive income                                  $ 27,818
                                                      ========
Stock awards                                                              618                                                   618
Cash dividends declared on common stock                                (5,023)    (5,023)
                                                                     --------   --------        --------        -------    --------
Balance - December 31, 1996                                           335,699    233,385          (1,437)           179     103,572
Net income                                            $ 46,529         46,529     46,529
Foreign currency translation adjustments               (35,911)       (35,911)                   (35,911)
                                                      --------
Comprehensive income                                  $ 10,618
                                                      ========
Stock awards                                                            1,128                                         1       1,127
Cash dividends declared on common stock                                (5,390)    (5,390)
                                                                     --------   --------        --------        -------    --------
Balance - December 31, 1997                                           342,055    274,524         (37,348)           180     104,699
Net income                                            $ 60,821         60,821     60,821
Foreign currency translation adjustments                17,199         17,199                     17,199
                                                      --------
Comprehensive income                                  $ 78,020
                                                      ========
Stock awards                                                            1,196                                                 1,196
Adjustment for stock split                                                                                          181        (181)
Cash dividends declared on common stock                                (5,763)    (5,763)
                                                                     --------   --------        --------        -------    --------
Balance - December 31, 1998                                          $415,508   $329,582        $(20,149)       $   361    $105,714
                                                                     ========   ========        ========        =======    ========

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
(Dollars in thousands, except per share)


Note - 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
           Nature of Business

           AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in fragrance/cosmetics, personal care, pharmaceutical, household/industrial products and food industries. The Company has manufacturing facilities located throughout the world including facilities in the United States, Europe, Asia and South America.

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

           Stock Split
           In August 1998, the Company effected a two-for-one stock split. Previously reported information has been restated to reflect the stock split.

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

           Inventories
           Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. Cost of substantially all domestic inventories and the inventories of two foreign operations are determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out
(FIFO) method.

           Investments in Affiliated Companies
           The Company accounts for its investments in 50% or less owned affiliated companies which it does not control using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company. No dividends from affiliated companies were received in 1998 or 1997, and 1996 dividends were not significant.

           Property and Depreciation
           Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

           Intangible Assets
           Management believes goodwill acquired in purchase transactions has continuing value. It is the Company's policy to amortize such costs primarily over a period of 40 years using the straight-line method. Other intangibles, consisting of patents, non-compete agreements and license agreements, acquired in purchase transactions or developed, are capitalized and amortized over their useful lives. Management assesses the value of the recorded goodwill and other intangibles using projected undiscounted cash flows to determine if impairment has occurred. It is management's opinion that no such impairment exists.

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

     Research & Development Expenses

Research and development costs are expensed as incurred. These costs amounted to $23,567, $20,843, and $20,120 in 1998, 1997 and 1996, respectively.

     Income Taxes

     A provision has not been made for U.S. or additional foreign taxes on $220,282 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

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

     Segment Information

     In 1998, the Company adopted Statement of Financial Accounting Standards
(FAS) 131, Disclosures about Segments of an Enterprise and Related Information. FAS 131 supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as a source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information in Note 15.

NOTE - 2 - ACQUISITIONS AND DISPOSITIONS

     During 1998, the Company acquired a controlling interest in three companies and increased its interest in a fourth, for approximately $20 million in cash, and 50,000 shares of the Company's common stock (valued at approximately $1.5 million). The excess purchase price over the fair value of the net assets acquired (goodwill) in these acquisitions was approximately $8 million and is being amortized on a straight-line basis over 40 years. These acquisitions are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company.
     The 1998 acquisitions described above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of income do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. Following are the Company's unaudited pro forma results for 1998 and 1997 assuming the acquisitions occurred on January 1, 1997 (in thousands, except for per share data):

                                                  1998           1997
---------------------------------------------------------------------
Net Sales                                     $740,977       $705,794
Net Income                                    $ 61,859       $ 47,352
Net Earnings per common share:
  Basic                                       $   1.71       $   1.32
  Diluted                                     $   1.68       $   1.29
Weighted average shares outstanding:
  Basic                                         36,073         35,988
  Diluted                                       36,821         36,568


     These unaudited pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations which would have actually resulted had the combinations been in effect on January 1, 1997, or of future periods. Acquisitions and dispositions in 1997 and 1996 were not significant.

Note - 3 - Financial Instruments and Risk Management
           The Company has limited involvement with derivative financial instruments and does not trade them. In accordance with the Company's policy, derivatives may be used to manage certain interest rate and foreign exchange exposures. The Company has a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 37,031 French Francs plus interest at 8% and receive principal of $7,500 plus interest at 7.08% over ten years. If the Company canceled the swap at December 31, 1998, the Company would have received approximately $345 based on the fair value of the swap on that date.
            The Company principally used only forward exchange contracts, with terms of less than one year, to hedge certain firm purchase and sale commitments and intercompany cash transactions denominated in foreign currencies. The notional value of the Company's forward exchange contracts was $24.7 million and $20.5 million at December 31, 1998 and 1997, respectively. Deferred gains and losses are recognized in earnings as part of the underlying transaction when the transaction is settled. Such gains and losses were not significant to the Company's financial results. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to financial instruments, but it does not expect any counter parties to fail to meet their obligations. The credit exposure of forward foreign exchange contracts is represented by the difference between the forward contract rate and the spot rate at the time of settlement.

Note - 4 - Inventories
           At December 31, 1998 and 1997, approximately 22% and 25%, respectively, of the total inventories are accounted for by the LIFO method. The LIFO reserve was not material for either 1998 or 1997. Inventories consisted of:

                                                               1998      1997
-----------------------------------------------------------------------------
Raw materials                                              $ 35,709  $ 25,938
Work-in-process                                              29,441    21,920
Finished goods                                               35,941    31,404
                                                           --------  --------
Total                                                      $101,091  $ 79,262
                                                           ========  ========

Note - 5 - Accounts Payable and Accrued Liabilities
           At December 31, 1998 and 1997, accounts payable and accrued liabilities consisted of the following:

                                                               1998       1997
------------------------------------------------------------------------------
Accounts payable, principally trade                        $ 66,086   $ 64,045
Accrued employee compensation costs                          32,004     27,922
Accrued federal income taxes payable                          2,017     14,292
Other accrued liabilities                                    30,102     16,248
                                                           --------   --------
Total                                                      $130,209   $122,507
                                                           ========   ========

Note - 6 - Income Taxes
           Income before income taxes consists of:

                                                     1998       1997      1996
------------------------------------------------------------------------------
Domestic                                         $ 34,185   $ 22,968  $ 18,995
Foreign                                            65,004     55,628    41,178
                                                 --------   --------  --------
                                                 $ 99,189   $ 78,596  $ 60,173
                                                 ========   ========  ========

           The provision for income taxes is comprised of:
Current:
Federal                                          $ 11,898   $  7,977  $  6,318
State/local                                         1,625      1,738     1,413
Foreign                                            18,089     22,378    10,745
                                                 --------   --------  --------
                                                   31,612     32,093    18,476
                                                 --------   --------  --------
Deferred:
Federal/State                                         254     (1,391)     (946)
Foreign                                             6,502      1,365     5,095
                                                 --------   --------  --------
                                                    6,756        (26)    4,149
                                                 --------   --------- --------
Total                                            $ 38,368   $ 32,067  $ 22,625
                                                 ========   ========  ========

           The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 1998, 1997 and 1996 to income before income taxes is as follows:

                                                     1998     1997      1996
--------------------------------------------------------------------------------
Income tax at statutory rate                        $ 34,716  $ 27,509  $ 21,060
State income taxes, net of federal benefit             1,105       836       806
Rate differential on earnings of foreign operations    2,434     4,364     1,775
Other items, net                                         113      (642)   (1,016)
                                                    --------  --------- ---------
Actual income tax provision                         $ 38,368  $ 32,067  $ 22,625
                                                    ========  ========  ========
Effective income tax rate                             38.7%    40.8%      37.6%

           Significant deferred tax assets and liabilities as of December 31,
1998 and 1997 are comprised of the following temporary differences:
                                                                1998    1997
------------------------------------------------------------------------------
Deferred Tax Assets:
Net operating loss carryforwards                             $ 4,787  $  6,813
Asset bases differentials                                      3,800     3,991
Pensions                                                       2,428     2,037
Other                                                         10,354     8,501
                                                            --------  --------
Total deferred tax assets                                     21,369    21,342
                                                            --------  --------

Deferred Tax Liabilities:
Depreciation                                                  30,211    25,101
Leases                                                         3,652     3,083
Other                                                          3,453     4,022
                                                           ---------   -------
Total deferred tax liabilities                                37,316    32,206
                                                           ---------   -------
Net deferred tax liabilities                               $  15,947  $ 10,864
                                                           =========  ========

            The impact of changes in enacted foreign tax rates on the accounting for deferred taxes under FAS 109 was not significant to the provision for income taxes to the years presented above.
           On December 31, 1998, the Company had federal foreign tax net operating loss carryforwards of approximately $7,325 which have an indefinite carryforward period and approximately $1,468 which expire in 2002 and 2003.
           The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $2,812 would become payable at the time the income is distributed.

Note - 7 -   Debt
             The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 6.0% and 5.0% for 1998 and 1997, respectively. There are no compensating balance requirements associated with short-term borrowings. At December 31, 1998 and 1997, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. Under this credit agreement, interest on borrowings is payable at a rate equal to the London Interbank Offered Rate (LIBOR) plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 1998, 1997, and 1996 were not significant. The agreement expires on April 29, 2001. The amount used under this agreement was $25 million and $0 at December 31, 1998, and 1997 respectively. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, short-term obligations of $25 million have been recorded as long-term obligations as of December 31, 1998. Short-term obligations of $21.7 million and $3.3 million of current portion of long-term debt were reclassified as long-term obligations as of December 31, 1997.

           The revolving credit and the senior unsecured debt agreements contain covenants that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

           At December 31, the Company's long-term obligations consisted of the following:
                                                                       1998      1997
----------------------------------------------------------------------------------------
Borrowing under revolving credit agreement 5.9%, due in 2001        $ 25,000    $      -
Notes payable 1.2% - 17.2%, due in monthly
 and annual installments through 2009                                 15,905       6,079
Senior unsecured debt 7.08%, due in installments through 2005         25,000      25,000
Mortgages payable 2.1% - 5.9%, due in monthly
 and annual installments through 2008                                 10,377       7,635
Industrial revenue bond, interest at 79% of prime,
 (which was 6.1% and 6.6% at December 31, 1998 and 1997),
 due in quarterly installments through 2001                              999       1,333
Capital lease obligations                                             11,155       8,583
                                                                     -------     -------
                                                                      88,436      48,630
Less current portion                                                  (7,561)     (2,890)
Reclass of short-term obligations                                          -      25,000
                                                                    --------    --------
Total long-term obligations                                         $ 80,875    $ 70,740
                                                                    ========    ========

           Substantially all of the notes and mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.
           Aggregate long-term maturities, excluding capital lease obligations, due annually for the five years beginning in 1999 are $6,032, $8,930, $33,462, $7,615, $7,830 and $13,412 thereafter.

NOTE - 8 - LEASE COMMITMENTS
           The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2013. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $5,949, $4,696 and $4,702 in 1998, 1997 and 1996, respectively.

                                                                       1998        1997
----------------------------------------------------------------------------------------
Assets recorded under capital leases consist of:

Buildings                                                           $ 12,393    $  9,014
Machinery and equipment                                               12,811      11,072
                                                                    --------    --------
                                                                      25,204      20,086
Accumulated depreciation                                             (12,598)    (10,054)
                                                                    --------    --------
                                                                    $ 12,606    $ 10,032
                                                                    ========    ========

           Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998:

                                                              Capital Operating
                                                              Leases  Leases
-------------------------------------------------------------------------------
1999                                                         $  2,353  $  5,713
2000                                                            2,133     3,451
2001                                                            1,961     2,564
2002                                                            1,717     2,153
2003                                                            1,502     1,736
Subsequent to 2003                                              5,173     4,254
                                                             --------  --------
Total minimum lease payments                                 $ 14,839  $ 19,871
                                                             --------  ========
Amounts representing interest                                   3,684
Present value of future minimum lease payments                 11,155
Less amount due in one year                                    (1,529)
                                                             --------
                                                             $  9,626
                                                             ========

Note - 9 -      Retirement and Deferred Compensation Plans
           The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA while pension commitments under its foreign plans are partially offset by the cash surrender value of insurance contracts purchased by the Company. Changes in the benefit obligation and plan assets of the Company's domestic and foreign plans are as follows:

                                                              1998         1997
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                     $ 22,424   $ 20,761
Service cost                                                   2,319      1,276
Interest cost                                                  1,506      1,360
Actuarial loss                                                 2,224        864
Benefits paid                                                   (799)      (634)
Foreign currency translation adjustment                          654     (1,203)
                                                            --------   --------
Benefit obligation at end of year                           $ 28,328   $ 22,424
                                                            --------   --------
Change in plan assets:
Fair value of plan assets at beginning of year              $ 18,194   $ 15,418
Actual return on plan assets                                    (767)     2,472
Employer contribution                                          1,164      1,147
Benefits paid                                                   (799)      (634)
Foreign currency translation adjustment                           98       (209)
                                                            --------   --------
Fair value of plan assets at end of year                    $ 17,890   $ 18,194
                                                            --------   --------

Funded status                                               $(10,438)  $ (4,230)
Unrecognized net actuarial loss / (gain)                       2,810     (2,774)
Unrecognized prior service cost                                  472        492
Unamortized net transition asset                                (244)      (423)
                                                            --------   --------
Accrued benefit cost included in the balance sheet          $ (7,400)  $ (6,935)
                                                            ========   ========

                                                      1998      1997      1996
------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                                       $ 2,319   $ 1,276   $ 1,297
Interest cost                                        1,506     1,360     1,335
Expected return on plan assets                      (1,435)   (1,246)   (1,172)
Net amortized and deferred gains and losses           (103)     (171)     (114)
                                                   -------   -------   -------
Net periodic benefit cost                          $ 2,287   $ 1,219   $ 1,346
                                                   =======   =======   =======

           Plan assets primarily consist of U.S. government obligations, investment grade corporate bonds and common and preferred stocks for the domestic plans and insurance contracts for the foreign plans. The projected benefit obligation for domestic plans was determined using assumed discount rates of 6.75% and 7.25% in 1998 and 1997, respectively. For the foreign plans, the projected benefit obligation was determined using an assumed discount rate of 5.5% and 6.0% in 1998 and 1997, respectively. The assumed rates of increase in compensation used in 1998 and 1997 were 4.75% and 5.0%, respectively, for the domestic plans and 3.0% and 4.0%, respectively, for the foreign plans. The expected long-term rate of return on plan assets was 8.25% and 8.5% in 1998 and 1997, respectively, for the domestic plans and 6.0% in 1998 and 1997 for the foreign plans.
           The Company has a non-qualified supplemental pension plan which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $378 and $277 at December 31, 1998 and 1997, respectively. This amount is included in the liability for domestic plans shown above.
           The Company also has unfunded retirement compensation arrangements with certain employees. The cost of these retirement agreements is provided currently as it relates to prior service agreements and ratably over the employees' future employment as it applies to future service agreements. The Company has no additional postretirement or postemployment benefit plans.

Note - 10 - Contingencies
           The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

Note - 11 - Lawsuit Settlements
           During 1998, the Company recorded approximately $9.9 million in settlements of patent infringement lawsuits. The most significant settlement is attributed to a favorable judgement in a lawsuit relating to an aerosol valve component that was recorded in the fourth quarter of 1998. Diluted earnings per share was positively impacted in 1998 by $.16 per share related to these lawsuit settlements.

NOTE - 12 - PREFERRED STOCK PURCHASE RIGHTS
          The Company has a preferred stock purchase rights plan (the "Rights Plan") and each share of common stock has one preferred share purchase right (a "Right"). Under the terms of the Rights Plan, if a person or group, other than certain exempt persons, acquires 15% or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price. In addition, under certain circumstances if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.
          Each Right entitles the holder under certain circumstances to buy one two-thousandths of a share of Series A junior participating preferred stock, par value $.01 per share, at an exercise price of $35. Each share of Series A junior participating preferred stock will entitle its holder to 2,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $10 per share or 2,000 times the amount paid to holders of common stock. Currently 45 thousand shares of Series A junior participating preferred stock have been reserved. The Rights will expire on April 6, 2003 unless previously exercised or redeemed at the option of the Board of Directors for $.005 per Right.

NOTE - 13 - STOCK BASED COMPENSATION
          At December 31, 1998, the Company has four fixed stock-based compensation plans which are discussed below. The Company follows APB Opinion No. 25 and the related Interpretations in accounting for its stock option plans. Accordingly, no significant compensation cost has been recognized for its stock awards. Had compensation cost for the Company's stock awards plans been recorded based on the fair value at the grant dates, consistent with the method of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                               1998       1997          1996
----------------------------------------------------------------------------
Net Income
 As Reported                               $ 60,821   $ 46,529      $ 37,548
 Pro Forma                                 $ 58,987   $ 45,343      $ 36,814
Basic Earnings per Share
 As Reported                               $   1.69   $   1.29      $   1.05
 Pro Forma                                 $   1.64   $   1.26      $   1.03
Diluted Earnings per Share
 As Reported                               $   1.65   $   1.27      $   1.03
 Pro Forma                                 $   1.60   $   1.24      $   1.01

          The fair value of stock options granted under the 1996 and 1992 Stock Awards Plans (collectively, the "Stock Awards Plans") was $9.87 and $6.99 per share in 1998 and 1997, respectively. These values were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998 and 1997, respectively: dividend yield of
 .7% for 1998 and .8% for 1997, expected volatility of 26.1% for both years, risk-free interest rate of 5.6% and 6.5% and an expected life of 7.5 years for both years. The fair value of stock options granted under the Director Stock Option Plans in 1998 and 1997 was $13.10 and $8.82 per share. This value was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998 and 1997: dividend yield of .6% and .8%, expected volatility of 25.8% and 26.0%, risk-free interest rate of 5.7% and 6.7% and an expected life of 7.5 years for both years. The pro forma amounts reflected above are not likely to be representative of the pro forma amounts in future years due to the FAS 123 transition rules which require pro forma disclosure only for awards granted after 1994, although the Company granted stock options in both 1994 and 1993.
          Under the Stock Awards Plans, the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares which may be issued under these plans is 4 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares subject to options under these plans is 160 thousand. Options granted under these plans become exercisable over a three year period and expire ten years after the grant date.

     A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below.

                                                                        Director Stock
                                        Stock Awards Plans              Option Plans
                                   ---------------------------    ------------------------
                                                 Option Price               Option Price
Option Shares                        Shares        Per Share      Shares      Per Share
------------------------------------------------------------------------------------------
Outstanding, January 1, 1996       1,285,034    $ 9.19-$ 17.75    38,000        $ 9.19
Granted                              327,600        $ 18.00            -
Exercised                            (46,180)   $ 9.19-$ 13.38    (2,000)       $ 9.19
Canceled                              (5,710)   $ 9.19-$ 18.00         -
                                   ---------                      ------
Outstanding, December 31, 1996     1,560,744    $ 9.19-$ 18.00    36,000        $ 9.19
Granted                              366,500    $ 16.81-$ 28.00   56,000       $ 20.88
Exercised                            (70,536)   $ 9.19-$ 18.00    (4,000)       $ 9.19
Canceled                             (15,576)   $ 13.38-$ 18.00        -
                                   ---------                      ------
Outstanding, December 31, 1997     1,841,132    $ 9.19-$ 28.00    88,000    $ 9.19-$ 20.88
Granted                              533,500        $ 24.91        6,000       $ 32.38
Exercised                            (64,950)   $ 9.19-$ 18.00    (6,000)       $ 9.19
Canceled                             (19,794)   $ 9.19-$ 18.00    (4,000)      $ 20.88
                                   ---------                      ------
Outstanding, December 31, 1998     2,289,888    $ 9.19-$ 28.00    84,000    $ 9.19-$ 32.38
                                   =========                      ======
Options Exercisable at 12/31/96      892,010                      36,000
Options Exercisable at 12/31/97    1,147,390                      46,000
Options Exercisable at 12/31/98    1,426,752                      55,500

Available for future grants
12/31/96                           2,371,170                      80,000
12/31/97                           2,019,184                      24,000
12/31/98                           1,497,378                      22,000

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                           Options Outstanding                    Options Exercisable
                               ---------------------------------------------------------------------------
                                              Weighted-
                                    Shares      Average         Weighted-         Shares         Weighted-
Year                           Outstanding    Remaining           Average    Exercisable           Average
Granted                        at Year-end         Life    Exercise Price    at Year-end    Exercise Price
----------------------------------------------------------------------------------------------------------
Stock Awards Plan
1993                               518,286          4.5    $         9.19        518,286    $         9.19
1994                               240,978          5.1             10.31        240,978             10.31
1995                               347,386          6.1             13.63        347,386             13.63
1996                               305,636          7.1             18.00        203,338             18.00
1997                               351,502          8.1             16.84        116,764             16.84
1998                               526,100          9.1             24.91              -
                                 ---------                                     ---------
                                 2,289,888          6.8             15.94      1,426,752             12.34
                                 =========                                     =========

Director Stock Options Plan
1993                                26,000          4.4    $         9.19         26,000    $         9.19
1997                                52,000          8.4             20.88         28,000             20.88
1998                                 6,000          9.4             32.38          1,500             32.38
                                 ---------                                     ---------
                                    84,000          7.3             18.07         55,500             15.71
                                 =========                                     =========

     Restricted stock totaling 8,100 shares in 1998, 1,062 shares in 1997 and 3,592 shares in 1996 were issued under the Stock Awards Plans. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants under the Stock Awards Plans have been reduced by restricted stock awards.

Note - 14 - Earnings Per Share
            The reconciliations of basic and diluted earnings for the years ending December 31, 1998, 1997 and 1996 are as follows:

                                           Income        Shares     Per Share
                                        (Numerator)  (Denominator)     Amount
-----------------------------------------------------------------------------
For the Year Ended December 31, 1998
Basic EPS
Income available to common stockholders   $ 60,821       36,051      $   1.69
                                                                     ========
Effect of Dilutive Securities
Stock options                                    -          748
                                          --------     --------
Diluted EPS
Income available to common stockholders   $ 60,821       36,799      $   1.65
                                          ========     ========      ========
For the Year Ended December 31, 1997
Basic EPS
Income available to common stockholders   $ 46,529       35,938      $   1.29
                                                                     ========
Effect of Dilutive Securities
Stock options                                    -          580
                                          --------     --------
Diluted EPS
Income available to common stockholders   $ 46,529       36,518      $   1.27
                                          ========     ========      ========

For the Year Ended December 31, 1996
Basic EPS
Income available to common stockholders   $ 37,548       35,878      $   1.05
                                                                     ========
Effect of Dilutive Securities
Stock options                                    -          684
                                          --------     --------
Diluted EPS
Income available to common stockholders   $ 37,548       36,562      $   1.03
                                          ========     ========      ========

Note - 15 - Segment Information
            The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized primarily based upon individual business units, which resulted from historic acquisitions or internally created business units. All of the business units sell primarily dispensing systems. These business units all involve similar production processes, sell to similar classes of customers and markets, use the same methods to distribute their products and operate in similar regulatory environments. Management believes it operates in one segment as defined by FAS 131.

          The following are sales and long-lived asset information by geographic area and product information for the years ended December 31, 1998, 1997 and 1996:

Geographic Information
                                                       Sales to
                                                   Unaffiliated    Long-Lived
                                                   Customers(a)        Assets
-----------------------------------------------------------------------------
1998
United States                                        $271,960      $ 97,325
Europe:
        France                                        172,739       105,225
        Germany                                        89,004       104,197
        Italy                                          63,109        55,700
        Other Europe                                   79,440        24,289
                                                     --------      --------
        Total Europe                                  404,292       289,411
Other Foreign Countries                                37,254        10,253
                                                     --------      --------
Total                                                $713,506      $396,989
                                                     ========      ========

1997
United States                                        $263,589      $ 89,586
Europe:
        France                                        148,003        81,449
        Germany                                        82,498        84,136
        Italy                                          63,090        44,975
        Other Europe                                   65,153        17,685
                                                     --------      --------
        Total Europe                                  358,744       228,245
Other Foreign Countries                                33,057         6,847
                                                     --------      --------
Total                                                $655,390      $324,678
                                                     ========      ========
1996

United States                                        $233,329      $ 84,727
Europe:
        France                                        144,644        91,398
        Germany                                        92,623        93,563
        Italy                                          58,126        37,918
        Other Europe                                   60,306        18,336
                                                     --------      --------
        Total Europe                                  355,699       241,215
Other Foreign Countries                                26,780         4,537
                                                     --------      --------
Total                                                $615,808      $330,479
                                                     ========      ========


(a) Sales are attributed to countries based upon where sales to unaffiliated customers are invoiced.

Product Information

                                              1998      1997          1996
----------------------------------------------------------------------------
Pumps                                      $430,827   $390,467      $386,746
Closures                                    155,243    127,037       109,687
Valves                                      113,908    124,405       102,368
Other                                        13,528     13,481        17,007
                                           --------   --------      --------
Total                                      $713,506   $655,390      $615,808
                                           ========   ========      ========

NOTE - 16 - QUARTERLY DATA (UNAUDITED)

     Quarterly results of operations and per share information for the years ended December 31, 1998 and 1997 are as follows:

                                                                     Quarter
                                                 -----------------------------------------------        Total
                                                    First       Second        Third       Fourth     For Year
-------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
Net sales                                        $170,942     $181,752     $182,692     $178,120     $713,506
Gross profit                                     $ 51,312     $ 55,211     $ 56,246     $ 54,316     $217,085
Net income                                       $ 13,181     $ 14,264     $ 14,518     $ 18,858     $ 60,821
Per Common Share - 1998
Net income
  Basic                                          $    .37     $    .40     $    .40     $    .52     $   1.69
  Diluted                                        $    .36     $    .39     $    .39     $    .51     $   1.65
Dividends paid                                   $    .04     $    .04     $    .04     $    .04     $    .16
Stock price high                                 $  31.81     $  32.94     $  33.44     $  30.13     $  33.44
Stock price low                                  $  23.97     $  28.00     $  21.75     $  19.69     $  19.69
Average number of basic shares outstanding         35,992       36,024       36,087       36,098       36,051
Average number of diluted shares outstanding       36,716       36,852       36,867       36,773       36,799
Year Ended December 31, 1997
Net sales                                        $158,290     $171,811     $163,525     $161,764     $655,390
Gross profit                                     $ 45,600     $ 49,254     $ 47,888     $ 47,339     $190,081
Net income                                       $ 11,413     $ 12,081     $ 12,474     $ 10,561     $ 46,529
Per Common Share - 1997
Net income
  Basic                                          $    .32     $    .34     $    .35     $    .29     $   1.29
  Diluted                                        $    .31     $    .33     $    .35     $    .29     $   1.27
Dividends paid                                   $   .035     $   .035     $    .04     $    .04     $    .15
Stock price high                                 $  20.31     $  22.94     $  29.56     $  29.56     $  29.56
Stock price low                                  $  16.38     $  17.56     $  22.25     $  25.22     $  16.38
Average number of basic shares outstanding         35,908       35,922       35,950       35,972       35,938
Average number of diluted shares outstanding       36,300       36,476       36,626       36,682       36,518

NOTE - 17 - SUBSEQUENT EVENTS

     On February 17, 1999, the Company acquired Emson Research, Inc. and related companies (Emson) for approximately $123 million in cash and $4 million in shares of the Company's stock. Approximately $23 million of debt was assumed in the transaction. This acquisition was primarily funded through short-term borrowings, although the Company anticipates incurring long-term obligations in 1999 to replace all or part of the short-term borrowings associated with the acquisition. Emson is a leading supplier of perfume pumps in the North American market and also maintains a significant position in the North American personal care and food pump markets. Emson is also present in certain international markets, principally in Europe. Emson sales for 1998 was approximately $85 million. This acquisition was accounted for under the purchase method of accounting.

Report of Independent Accountants


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF APTARGROUP, INC.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     /s/ PricewaterhouseCoopers LLP
         --------------------------

     Chicago, Illinois
     February 18, 1999


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


     /s/ Carl A. Siebel                           /s/ Stephen J. Hagge

     CARL A. SIEBEL                               STEPHEN J. HAGGE
     President and Chief Executive Officer        Executive Vice President and
                                                  Chief Financial Officer,
                                                  Secretary and Treasurer

Five Year Summary of Selected Financial Data
(In millions of dollars, except per share data)


Year Ended December 31,                                      1998        1997       1996        1995       1994
---------------------------------------------------------------------------------------------------------------
Statement of Income Data:
Net Sales                                                  $713.5      $655.4     $615.8      $557.5     $474.3
Cost of Sales                                               444.6       418.1      399.7       358.4      301.5
  % Of Net Sales                                            62.3%       63.8%      64.9%       64.3%      63.6%
Selling, Research & Development, and Administrative         119.3       108.4      104.3        96.2       85.7
  % of Net Sales                                            16.7%       16.5%      16.9%       17.3%      18.1%
Depreciation and Amortization                                54.4        49.9       47.9        43.5       38.4
  % of Net Sales                                             7.6%        7.6%       7.8%        7.8%       8.1%
Operating Income                                             95.2        79.0       64.0        59.3       48.7
  % of Net Sales                                            13.3%       12.1%      10.4%       10.6%      10.2%
Net Income                                                   60.8        46.5       37.5        35.7       27.3
  % of Net Sales                                             8.5%        7.1%       6.1%        6.4%       5.7%
Net Income, excluding effect of lawsuit settlements          54.7        46.5       37.5        35.7       27.3
  % of Net Sales                                             7.7%        7.1%       6.1%        6.4%       5.7%


Per Common Share:
Net Income
  Basic                                                      1.69        1.29       1.05        1.00       0.83
  Diluted                                                    1.65        1.27       1.03        0.99       0.82
  Diluted, excluding effect of lawsuit settlements           1.49        1.27       1.03        0.99       0.82
Cash Dividends Declared                                      0.16        0.15       0.14        0.13      0.115


Balance Sheet and Other Data:
Capital Expenditures                                       $ 79.8      $ 71.2     $ 62.8      $ 55.5     $ 41.9
Total Assets                                                714.7       585.4      576.1       559.2      465.4
Long-Term Obligations                                        80.9        70.7       76.6        80.7       53.8
Stockholders' Equity                                        415.5       342.1      335.7       312.3      270.6
Interest Bearing Debt to Total Capitalization               22.1%       17.7%      21.1%       23.8%      19.2%
Net Debt to Total Net Capitalization (1)                    18.3%       14.0%      18.0%       20.5%      14.0%

(1) Net Debt is debt less cash and cash equivalents. Net Capitalization is Stockholder's Equity plus Net Debt.

Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition


Results of Operations
The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

Year Ended December 31,                                 1998    1997    1996
-----------------------------------------------------------------------------
Net sales                                              100.0%  100.0%  100.0%
Cost of sales                                           62.3    63.8    64.9
Selling, research & development, and administrative     16.7    16.5    16.9
Depreciation and amortization                            7.6     7.6     7.8
                                                       -----   -----   -----
Operating income                                        13.4    12.1    10.4
Other income (expenses), net                             0.5    (0.1)   (0.6)
                                                       -----   -----   -----
Income before income taxes                              13.9    12.0     9.8
Provision for income taxes                               5.4     4.9     3.7
                                                       -----   -----   -----
Net income                                               8.5%    7.1%    6.1%
                                                       =====   =====   =====

1998 Compared to 1997

     Net sales in 1998 totaled $713.5 million, an increase of 8.9% when compared to net sales of $655.4 million in 1997. Sales were negatively affected by the translation of AptarGroup's foreign sales due to the stronger U.S. dollar relative to 1997. If the U.S. dollar exchange rates had not changed from year to year, net sales for 1998 would have increased approximately 10%. More than half of the increase (approximately 56%), is attributed to increased volume of the Company's major product lines in all the markets it serves except for aerosol valve sales in the U.S. to the personal care and household markets, and pump sales worldwide to the low to mid-priced fragrance/cosmetics market. The remainder of the increase is due to sales from acquisitions completed in 1998. European sales represented approximately 57% of the Company's total sales compared to 55% in 1997. U.S. sales represented approximately 38% of the Company's total sales compared to 40% in 1997. Sales from other foreign operations represented 5% of the Company's total sales in both 1998 and 1997.

     Cost of sales as a percent of net sales decreased in 1998 to 62.3% compared to 63.8% in 1997. The decrease is attributed to the mix of products sold and cost savings. The impact of changes in raw material costs, including plastic resin and metal, in 1998 was not significant.

     Selling, research & development, and administrative ("SG&A") increased as a percent of sales in 1998 to 16.7% from 16.5% in 1997. The increase is due to increased spending on research and development projects and an increase in information technology expenses related to the Euro introduction and implementation of new enterprise software systems at two major operations.

      Depreciation and amortization represented 7.6% of sales for both 1998 and 1997.

     Operating income increased to $95.2 million compared to $79.0 million in 1997, primarily due to the product mix and cost savings mentioned above. The impact on operating income due to the slightly stronger U.S. dollar in 1998 was insignificant.

     Operating income from European operations (excluding corporate expenses) represented 76% and 74% of total operating income in 1998 and 1997, respectively. Operating income in 1998 from U.S. operations (excluding corporate expenses) represented 37% of total operating income compared to 41% in 1997. The increase in the percentage of operating income attributable to European operations was primarily due to the mix of products sold. The reconciling difference between European and U.S. operating income to total operating income is income from other foreign operations, corporate expenses and inter-geographic consolidated eliminations.

    Net other income (expenses) increased to $4.0 million income in 1998 from ($0.4 million) expense in 1997. The significant change in net other income (expense) is due to approximately $9.9 million in favorable lawsuit settlements received in 1998. These favorable lawsuit settlements were offset by a decrease of $1.8 million in income of affiliates due to the consolidation in 1998 of two subsidiaries in which the Company purchased majority interests during the year. These subsidiaries were previously recorded on the equity method of accounting. In addition, $2.5 million in net foreign currency transaction losses from 1997 to 1998 also offset the favorable settlements. The net realized transaction losses are primarily due to the U.S. dollar weakening against the major European currencies in the second half of the year.

     The effective income tax rate decreased to 38.7% in 1998 from 40.1% in 1997. The 1997 effective tax rate includes an adjustment to the balance of deferred taxes due to the increase in the French corporate tax rate in 1997. This adjustment did not reoccur in 1998. In addition, the ongoing rationalization of tax rates combined with the mix of income earned also helped contribute to the decrease in the effective tax rate. The Company expects the effective tax rate for 1999 to be in the range of 36% to 37%.

     Net income increased 30.7% to $60.8 million in 1998 compared to $46.5 million in 1997. This increase includes the effect of the lawsuit settlements mentioned above. Excluding the lawsuit settlements, net income increased 18% to $54.7 million compared to the $46.5 million recorded in 1997. The increase in net income excluding the lawsuit settlements is primarily due to the increase in sales volume, a better mix of products sold, and cost savings efforts.

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

     SG&A increased to $108.4 million compared to $104.3 million in 1996. SG&A decreased as a percent of sales to 16.5% in 1997 from 16.9% in 1996 due to sales growing at a faster pace than SG&A expenses.

     Depreciation and amortization expenses increased to $49.9 in 1997 from $47.9 million in 1996. As a percent of sales, depreciation and amortization decreased to 7.6% in 1997 from 7.8% in 1996.

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

     Operating income from European operations (excluding corporate expenses) represented 74% and 68% of total operating income in 1997 and 1996, respectively. Operating income in 1997 from U.S. operations (excluding corporate expenses) represented 41% of total operating income compared to 44% in 1996. The increase in the percentage of operating income attributable to European operations was primarily due to the mix of products sold and the net gain from changes in exchange rates. The reconciling difference between European and U.S. operating income to total operating income is income from other foreign operations, corporate expenses and inter-geographic consolidated eliminations.

     Net other expenses decreased to $0.4 million in 1997 from $3.8 million in 1996. The decrease is primarily attributable to increased income from equity investments in affiliates coupled with lower net interest expense.

     The effective income tax rate increased to 40.8% in 1997 from 37.6% in 1996. The increased effective tax rate is primarily due to an increased corporate tax rate in France combined with the mix of income earned. During the fourth quarter of 1997, the French government increased the French corporate tax rate by 5 percentage points, from 36.7 to 41.7 percent, retroactive to the beginning of the year. This increased income tax expense for the year by approximately $1.8 million, which was recorded in the fourth quarter. Had the French tax increase been passed at the beginning of 1997, income taxes for each quarter would have increased by approximately $0.4 million. The remainder relates to an adjustment to the balance of deferred taxes at the beginning of the year which will not recur in 1998. The increased French tax rate will continue in 1998. The Company expects the effective tax rate for 1998 to be in the range of 40.0% to 40.5%.

     Net income increased 24% to $46.5 million in 1997 compared to $37.5 million in 1996. The increase in net income is primarily due to higher sales volume and cost containment efforts.

FOREIGN CURRENCY

     A significant portion of the Company's operations is located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial conditions and results of operations of AptarGroup's foreign entities. The Company's significant foreign exchange exposures are to the major currencies which are now part of the Euro (the Italian Lira, French Franc and German Mark). The Company manages its exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

     The table below provides information as of December 31, 1998 about the Company's forward currency exchange contracts. All the contracts expire before the end of the second quarter of 1999.


                                                                         Average
                                                                     Contractual
Buy/Sell                               Contract Amount             Exchange Rate
--------------------------------------------------------------------------------
FRF/USD                                       $ 13,400                      5.59
LIRE/FRF                                         4,286                    295.33
LIRE/USD                                         2,600                  1,611.80
FRF/GBP                                          1,810                      9.65
DM/USD                                           1,318                      1.65
FRF/YEN                                            998                    0.0453

     The Company is also party to certain smaller contracts to buy or sell various other currencies (principally European and Australian) that had an aggregate contract amount of approximately $0.3 million as of December 31, 1998.

     All forward exchange contracts outstanding as of December 31, 1997 had an aggregate contract amount of $20.5 million.

     The Company has a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 37,031 French Francs plus interest at 8% and receive principal of $7,500 plus interest at 7.08% over ten years. If the Company canceled the swap at December 31, 1998, the Company would have received approximately $345 based on the fair value of the swap on that date.

     The table below presents the cash flows in both foreign currency and U.S. dollars that are expected to be exchanged over the duration of the contract.

                             1999    2000    2001    2002    2003    Thereafter
-------------------------------------------------------------------------------
Pay FRF                 FRF 8,253   7,822   7,400   6,992   6,560        11,850
Receive USD                $1,602   1,525   1,450   1,377   1,299         2,370

     Additionally, in some cases, the Company sells products denominated in a currency different from the currency for which the respective costs are incurred. Changes in exchange rates on such inter-country sales impacts the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has generated positive cash flows from operations. During 1998, the Company utilized the majority of such cash flows to finance capital expenditures and acquisitions. Net cash provided by operations was $85.0 million, $86.2 million, and $67.3 million during 1998, 1997 and 1996, respectively. In each of these years, cash flow from operations was primarily derived from earnings before depreciation and amortization and from changes in working capital. Cash and equivalents were $25.2 million at December 31, 1998 versus $17.7 million at December 31, 1997 and $16.4 million at December 31, 1996.

     Working capital increased to $149.2 million at December 31, 1998 compared to $130.8 million and $121.0 million at December 31, 1997 and 1996, respectively. The increase in working capital in 1998 and 1997 was primarily due to an increase in accounts receivable and inventory, the majority of which was due to acquisitions the Company made in 1998.

     Net cash used by investing activities totaled $98.9 million, $69.7 million, and $59.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. The increase between 1997 and 1998 is primarily due to acquisitions completed in 1998 of $20.0 million and an increase in capital expenditures of $8.6 million. Capital expenditures were $79.8 million, $71.2 million, and $62.8 million for the years ended December 31, 1998, 1997 and 1996, respectively. Cash outlays for capital expenditures for 1999 are estimated to be approximately $85 million before any effects of acquisitions made in 1999.

     Net cash provided (used) by financing activities was $20.4 million, $(13.0) million, and $(8.6) million for the years ended December 31, 1998, 1997 and 1996, respectively. The net cash provided by financing activities was used to help fund acquisitions completed during 1998. The Company's total interest bearing debt net of cash to total capitalization net of cash ratio was 18.3% and 14.0% as of December 31, 1998 and 1997, respectively. For each of these years, the majority of debt was denominated in foreign currency. AptarGroup has historically borrowed locally to hedge potential currency fluctuation for assets that were purchased outside of the United States. It is expected that this practice will continue.

     At December 31, 1998 and 1997, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. This agreement expires in April, 2001 and the Company had borrowed the full $25 million against this agreement at December 31, 1998. The Company had no borrowings outstanding against this agreement at December 31, 1997.

     On February 17, 1999, the Company acquired Emson Research, Inc. and related companies (Emson) for approximately $123 million in cash and $4 million of the Company's stock. Approximately $23 million of debt was assumed in the transaction. This acquisition was funded through short-term borrowings, although the Company anticipates incurring long-term obligations in 1999 to replace all or part of the short-term borrowings associated with the acquisition. Emson is a leading supplier of perfume pumps in the North American market and also maintains a significant position in the North American personal care and food pump markets.

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


OUTLOOK

     A general slowdown in the demand for pumps for the low to mid-priced fragrance/cosmetics market occurred in the second half of 1998. This slowdown is principally attributed to the impact of both the Russian and Asian crises experienced in 1998. This slowdown has continued into 1999. It is anticipated that this sector of the fragrance/cosmetics market will experience some recovery in the second half of the year, but no assurance can be given in that respect. Should the slowdown continue longer than expected, it may start to have a negative impact on the results of the Company.

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

     As the Company expands geographically, particularly into Asia and South America, investments may be made in countries that may not be as politically stable as the U.S. or the western European countries in which the Company primarily had operations at the end of 1998. The Company intends to monitor its exposure in these other countries to minimize risk.

     The European Community introduced a common European monetary unit called the Euro effective January 1, 1999. While the Euro has had significant accounting and systems impacts, the introduction has not had a material effect on the results of operations. As more customers and suppliers become more comfortable in working with the single currency in the future, the Euro could have impacts on pricing and costs. The Company believes that any negative impact coming from pricing will be more than offset by the increase in consumer demand that a stronger European Community will bring in the future.

     The Company could experience an increase in the level of customer orders in the second half of 1999 if certain customers desire to increase their inventory levels relating to Year 2000 concerns.


YEAR 2000

     As many computer systems and other equipment with embedded chips or processors (collectively, "Enterprise Systems") use only two digits to represent the year, they may be unable to process accurately certain data before, during or after the year 2000. This is commonly known as the Year 2000 ("Y2K") issue. The Y2K issue can arise at any point in an entity's supply, manufacturing, processing, distribution, and financial chains.

     The Company has implemented a Y2K readiness program with the objective of having all of the significant Enterprise Systems, including those that affect facilities and manufacturing activities, functioning properly with respect to the Y2K issue before January 1, 2000. The Company has established standardized planning, assessment and progress documentation as well as set critical deadlines that apply to all significant subsidiaries.

     In order to address the Y2K issue, the Company has developed and implemented a five-phase readiness program which is comprised of 1) planning, 2) assessment, 3) renovation/replacement, 4) testing/validation, and 5) contingency planning. The Company has completed the planning and assessment phases of the program. Currently, the Company is in the process of completing the renovation/replacement phase and has begun the testing/validation phase. While the Company intends to carry out contingency planning actions throughout the duration of the Y2K preparation process, the Company's objective is to complete the testing/validation of all significant Enterprise Systems by the end of the first quarter of 1999. Though certain systems may require additional modification after the first quarter of 1999, the Company believes that these systems will be fully Y2K ready by the end of 1999. However, as part of the Company's Y2K readiness program, contingency plans are required for any significant Enterprise System that, for any reason, cannot be tested and successfully validated by the end of the first quarter of 1999.

     The different phases of the program address the potential Y2K risk that could be found in the following five functional areas: 1) business applications (hardware and software), 2) production equipment, 3) facility systems, 4) communication infrastructure and 5) vendor/customer management.

     Although the Company has a significant number of key business partners, including suppliers and customers, the Company does not currently anticipate any material disruption in its business due to supplier or customer Y2K issues. More specifically, the Company, through the current stage of its Y2K program, has not received any information that would lead it to believe that any significant supplier or customer will suffer business interruption due to Y2K issues to a degree that would materially affect the Company's ability to conduct business.

     Concurrently with the Y2K readiness measures described above, the Company is developing contingency plans intended to mitigate the possible disruption in business operations that may result from the Y2K issue, and is developing cost estimates for such plans. Once developed, contingency plans and related cost estimates will be continually refined, as additional information becomes available. Contingency plans may include increasing inventory levels, securing alternate sources of supply, adjusting facility shut-down and start-up schedules and other appropriate measures.

     To date, the Company has not incurred any material costs related to the different phases of its Y2K program. The current estimated costs of the project are based on management's estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ significantly from those planned. Based on management's current estimations, the projected costs of the Company's Y2K readiness program are expected to total $3.5 million.

     Although the Company expects its critical Enterprise Systems to be Y2K ready by the end of 1999, there is no guarantee that these results will be achieved. Specific factors that give rise to this uncertainty include a possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third parties whose systems and operations impact the Company, and other similar uncertainties. A reasonably possible worst case scenario might include one or more of the Company's significant production facilities incurring interruption in business either from internal systems failures or failure to perform on the part of third parties, including suppliers. Such an event could result in a material disruption to the Company's operations. Specifically, the Company could experience an interruption in its ability to produce certain products, collect and process orders, process payments, manage inventory and perform adequate customer service. Should the worst case scenario occur it could, depending on its duration, have a material adverse impact on the Company's results of operations and financial position, but that impact is not estimable.


ADOPTION OF ACCOUNTING STANDARDS

     In March 1998 and April 1998, the AcSEC (Accounting Standards Executive Committee) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and SOP 98-5 "Reporting on the Costs of Start-Up Activities," respectively. Both Statements are effective for fiscal years beginning after December 15, 1998, and early adoption is encouraged. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-5 requires that entities expense start-up costs and organization costs as they are incurred. The Company has already adopted both of these Statements and the impact of adoption was not material to the financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Due to the complexity of this new standard, the Company is still assessing the impact it will have on the financial position or results of operations.


FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis and certain other sections of this annual report contain forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safeharbor provision of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on management's beliefs as well as assumptions made by and information currently available to management. Accordingly, the Company's actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in the Company's operations and business environment, including, among other factors, government regulation including tax rate policies, competition and technological change, intellectual property rights, the failure by the Company to produce anticipated cost savings or improve productivity, the failure by the Company or its suppliers or customers to achieve Y2K compliance, the timing and magnitude of capital expenditures and acquisitions, currency exchange rates, economic and market conditions in the United States, Europe and the rest of the world, changes in customer spending levels, the demand for existing and new products, the cost and availability of raw materials, the successful integration of the Company's acquisitions, and other risks associated with the Company's operations. Although the Company believes that its forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements.