Form 10-K, Exhibit 13
period 1999-12-31
APTARGROUP INC
filed 2000-03-23
CIK 896622

                               AptarGroup, Inc.
                          Consolidated Balance Sheets
                   (Dollars in thousands, except per share)

                                                                                    December 31,
                                                                                --------------------
                                                                                   1999       1998
                                                                                ---------   --------
Assets

Current Assets:
    Cash and equivalents                                                        $  32,416   $  25,159
    Accounts and notes receivable, less allowance for
    doubtful accounts of $6,865 in 1999 and $5,132 in 1998                        188,507     173,289
    Inventories                                                                   109,151     101,091
    Prepayments and other                                                          21,160      17,110
                                                                                ---------   ---------
                                                                                  351,234     316,649
                                                                                ---------   ---------
Property, Plant and Equipment:
    Buildings and improvements                                                     96,427      90,768
    Machinery and equipment                                                       615,665     565,460
                                                                                ---------   ---------
                                                                                  712,092     656,228
    Less: Accumulated depreciation                                               (357,733)   (335,650)
                                                                                ---------   ---------
                                                                                  354,359     320,578
    Land                                                                            4,199       4,601
                                                                                ---------   ---------
                                                                                  358,558     325,179
                                                                                ---------   ---------
Other Assets:
    Investments in affiliates                                                       3,969       3,217
    Goodwill, less accumulated amortization
    of $9,943 in 1999 and $7,757 in 1998                                          127,214      49,689
    Miscellaneous                                                                  22,323      19,939
                                                                                ---------   ---------
                                                                                  153,506      72,845
                                                                                ---------   ---------
    Total Assets                                                                $ 863,298   $ 714,673
                                                                                =========   =========


         See accompanying notes to consolidated financial statements.

                               AptarGroup, Inc.
                          Consolidated Balance Sheets
                   (Dollars in thousands, except per share)

                                                                                                December 31,
                                                                                            ---------------------
                                                                                               1999       1998
                                                                                            ---------   ---------
Liabilities and Stockholders' Equity

Current Liabilities:
    Notes payable                                                                             $ 25,499   $ 29,663
    Current maturities of long-term obligations                                                  9,648      7,561
    Accounts payable and accrued liabilities                                                   124,758    130,209
                                                                                             ---------  ---------
                                                                                               159,905    167,433
                                                                                             ---------  ---------

Long-Term Obligations                                                                          235,649     80,875
                                                                                             ---------  ---------

Deferred Liabilities and Other:
    Deferred income taxes                                                                       25,529     24,989
    Retirement and deferred compensation plans                                                  14,658     14,957
    Minority interests                                                                           4,118      4,189
    Deferred and other non-current liabilities                                                   3,170      6,722
                                                                                             ---------  ---------
                                                                                                47,475     50,857
                                                                                             ---------  ---------
Stockholders' Equity:
    Preferred stock, $.01 par value, 1 million shares authorized, none outstanding                  --         --
    Common stock, $.01 par value, 99 million shares authorized,
     36.5 and 36.1 million outstanding in 1999 and 1998, respectively                              365        361
    Capital in excess of par value                                                             112,921    105,714
    Retained earnings                                                                          381,762    329,582
    Accumulated other comprehensive income                                                     (68,567)   (20,149)
    Less treasury stock at cost, 235.5 thousand shares in 1999                                  (6,212)        --
                                                                                             ---------  ---------
                                                                                               420,269    415,508
                                                                                             ---------  ---------
    Total Liabilities and Stockholders' Equity                                                $863,298   $714,673
                                                                                             =========  =========

         See accompanying notes to consolidated financial statements.

                               AptarGroup, Inc.
                       Consolidated Statements of Income
                   (Dollars in thousands, except per share)

                                                                       Years Ended December 31,
                                                                 --------------------------------
                                                                     1999       1998       1997
Net Sales                                                          $834,317   $713,506   $655,390
                                                                 ----------  ---------  ---------
Operating Expenses:
   Cost of sales                                                    519,704    444,615    418,110
   Selling, research & development, and administrative              137,507    119,287    108,372
   Depreciation and amortization                                     68,670     54,446     49,917
                                                                 ----------  ---------  ---------
                                                                    725,881    618,348    576,399
                                                                 ----------  ---------  ---------
Operating Income                                                    108,436     95,158     78,991
                                                                 ----------  ---------  ---------

Other Income (Expense):
   Interest expense                                                 (14,246)    (6,451)    (5,293)
   Interest income                                                    1,170      1,146      1,172
   Equity in results of affiliates                                     (918)       219      1,991
   Minority interests                                                  (160)      (389)      (286)
   Miscellaneous, net                                                   796       (375)     2,021
   Lawsuit settlements                                                    -      9,881          -
   In-process research and development write-off                     (3,300)         -          -
                                                                 ----------  ---------  ---------
                                                                    (16,658)     4,031       (395)
                                                                 ----------  ---------  ---------
Income Before Income Taxes                                           91,778     99,189     78,596

Provision For Income Taxes                                           33,066     38,368     32,067
                                                                 ----------  ---------  ---------
Net Income                                                         $ 58,712   $ 60,821   $ 46,529
                                                                 ==========  =========  =========
Net Income Per Common Share

   Basic                                                           $   1.62   $   1.69   $   1.29
                                                                 ==========  =========  =========
   Diluted                                                         $   1.59   $   1.65   $   1.27
                                                                 ==========  =========  =========

         See accompanying notes to consolidated financial statements.

                                AptarGroup 1999
                     Consolidated Statements of Cash Flows
             (Dollars in thousands, brackets denote cash outflows)

                                                                                              Years Ended December 31,
                                                                                         --------------------------------
                                                                                            1999        1998       1997
                                                                                         ---------   ---------   --------
Cash Flows from Operating Activities:
Net income                                                                                $  58,712   $ 60,821   $ 46,529
Adjustments to reconcile net income to net cash provided by operations:
    Depreciation                                                                             64,405     51,808     47,199
    Amortization                                                                              4,265      2,638      2,718
    Provision for bad debts                                                                     679      1,912      1,261
    Minority interests                                                                          160        389        286
    Deferred income taxes                                                                     5,615      5,031        (26)
    Retirement and deferred compensation plans                                                1,030      2,607      2,003
    Equity in results of affiliates in excess of cash distributions received                    918       (219)    (1,991)
    In-process research & development write-off                                               3,300          -          -
    Changes in balance sheet items, excluding effects from acquisitions and foreign currency adjustments:
      Accounts and notes receivable                                                          (8,422)    (8,637)   (28,799)
      Inventories                                                                            (6,684)    (8,727)   (11,639)
      Prepaid and other current assets                                                       (4,841)     1,465        709
      Accounts payable and accrued liabilities                                              (10,842)   (19,287)    32,449
      Other changes, net                                                                     10,137     (4,822)    (4,513)
                                                                                          ---------   --------   --------
    Net cash provided by operations                                                         118,432     84,979     86,186
                                                                                          ---------   --------   --------

Cash Flows from Investing Activities:
Capital expenditures                                                                        (88,594)   (79,811)   (71,228)
Disposition of property and equipment                                                         2,154      1,911      3,181
Acquisition of businesses                                                                  (144,189)   (20,027)         -
Investments in affiliates                                                                    (2,000)    (1,300)    (1,219)
(Issuance) collection of notes receivable, net                                                  (59)       330       (468)
                                                                                          ---------   --------   --------
    Net cash used by investing activities                                                  (232,688)   (98,897)   (69,734)
                                                                                          ---------   --------   --------

Cash Flows from Financing Activities:
Proceeds from notes payable                                                                       -     28,698          -
Repayments of notes payable                                                                  (4,089)         -     (4,033)
Proceeds from long-term obligations                                                         156,639      7,621      4,901
Repayments of long-term obligations                                                         (18,965)   (11,374)    (9,617)
Dividends paid                                                                               (6,532)    (5,763)    (5,390)
Proceeds from stock options exercised                                                         3,228      1,196      1,128
Purchase of treasury stock                                                                   (6,212)         -          -
                                                                                          ---------   --------   --------
Net cash provided (used) by financing activities                                            124,069     20,378    (13,011)
                                                                                          ---------   --------   --------

Effect of Exchange Rate Changes on Cash                                                      (2,556)       982     (2,110)
                                                                                          ---------   --------   --------

NET Increase in Cash and Equivalents                                                          7,257      7,442      1,331
Cash and Equivalents at Beginning of Period                                                  25,159     17,717     16,386
                                                                                          ---------   --------   --------
Cash and Equivalents at End of Period                                                     $  32,416   $ 25,159   $ 17,717
                                                                                          =========   ========   ========
Supplemental Cash Flow Disclosure:
Interest paid                                                                             $  12,178   $  6,347   $  5,389
Income taxes paid                                                                         $  35,445   $ 36,400   $ 15,620

         See accompanying notes to consolidated financial statements.

                               AptarGroup, Inc.
                 Consolidated Statements of Changes in Equity
                 Years Ended December 31, 1999, 1998 and 1997
                   (Amounts in thousands, except per share)

                                                                               Accumulated
                                                                                  Other        Common                 Capital in
                                     Comprehensive      Total       Retained  Comprehensive     Stock     Treasury     Excess of
                                          Income       Equity       Earnings      Income      Par Value     Stock      Par Value
-----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                           $335,699      $233,385      $ (1,437)         $179                  $103,572

Net income                             $ 46,529         46,529        46,529
     Foreign currency translation
     adjustments                        (35,911)       (35,911)                    (35,911)
                                      ---------
Comprehensive income                   $ 10,618
                                      =========
Stock awards                                             1,128                                         1                     1,127
Cash dividends declared on
     common stock                                       (5,390)       (5,390)
                                                      --------     ---------     ---------     ---------   -------      ----------

Balance - December 31, 1997                            342,055       274,524       (37,348)          180                   104,699
Net income                             $ 60,821         60,821        60,821
Foreign currency translation
     adjustments                         17,199         17,199                      17,199
                                      ---------
Comprehensive income                   $ 78,020
                                      =========
Stock awards                                             1,196                                                               1,196
Adjustment for stock split                                                                           181                      (181)
Cash dividends declared on
     common stock                                       (5,763)       (5,763)
                                                      --------     ---------     ---------     ---------   -------      ----------
Balance - December 31, 1998                            415,508       329,582       (20,149)          361                   105,714

Net income                             $ 58,712         58,712        58,712
Foreign currency translation
     adjustments                        (48,418)       (48,418)                    (48,418)
                                      ---------
Comprehensive income                   $ 10,294
Stock awards                          =========          3,228                                         2                     3,226
Stock issued for acquisitions                            3,983                                         2                     3,981
     Cash dividends declared on
       common stock                                     (6,532)       (6,532)
Treasury stock purchased                                (6,212)                                             (6,212)
                                                      --------     ---------     ---------     ---------   -------      ----------

Balance - December 31, 1999                           $420,269      $381,762      $(68,567)         $365   $(6,212)       $112,921
                                                      ========     =========     =========     =========   =======      ==========

         See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
(Dollars in thousands, except per share)

Note 1 - Summary of Significant Accounting Policies

Nature of Business AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in personal care, fragrance/cosmetics, pharmaceutical, household/industrial products and food industries. The Company has manufacturing facilities located throughout the world including facilities in the United States, Europe, Asia and South America.

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

Inventories Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. The costs of two domestic and two foreign inventories are determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out (FIFO) method.

Investments in Affiliated Companies The Company accounts for its investments in 20% to 50% owned affiliated companies which it does not control using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products or supply components or equipment to the Company. No dividends from affiliated companies were received in 1999, 1998, or 1997.

Property and Depreciation Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

Intangible Assets Management believes goodwill acquired in purchase transactions has continuing value. It is the Company's policy to amortize such costs over lives ranging from 10 to 40 years using the straight-line method. Other intangibles, consisting of patents, non-compete agreements and license agreements, acquired in purchase transactions or developed, are capitalized and amortized over their useful lives. Management assesses the value of the recorded goodwill and other intangibles using projected undiscounted cash flows to determine if impairment has occurred. It is management's opinion that no such impairment exists.

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

Research & Development Expenses Research and development costs are expensed as incurred. These costs amounted to $25,611, $23,567, and $20,843 in 1999, 1998 and 1997, respectively. The 1999 amount excludes the $3,300 write-off of purchased in-process research and development ("IPR&D") costs described in Note 3.

Income Taxes A provision has not been made for U.S. or additional foreign taxes on $250,753 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

Translation of Foreign Currencies The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate section of stockholders' equity. Foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and are not significant to the consolidated results of operations for the years presented.

Stock-Based Compensation The Company follows APB Opinion No. 25 and the related Interpretations in accounting for its stock option plans. Accordingly, no significant compensation cost has been recognized for its stock awards. The required disclosure for SFAS 123 "Accounting for Stock-Based Compensation" can be found in Note 14.

Note 2 - Acquisitions and Dispositions

     During the first quarter of 1999, the Company acquired Emson Research, Inc. and related companies ("Emson") for approximately $123 million in cash and 148,371 shares of the Company's common stock (valued at approximately $4 million). Approximately $23 million of debt was assumed in the transaction. Emson is a leading supplier of perfume pumps in the North American market and also maintains a significant position in the North American personal care and food pump markets. The excess purchase price over the fair value of the net assets acquired ("Goodwill") in these acquisitions was approximately $81 million and is being amortized on a straight-line basis over 40 years.

     During the third quarter of 1999, the Company acquired controlling interests in two companies and acquired a line of business from a third company for approximately $21 million in cash and approximately $4 million in assumed debt. The Goodwill in these acquisitions was approximately $4 million and is being amortized on a straight-line basis over lives ranging from 10 to 40 years. Two of the three acquisitions are in companies that manufacture and distribute products similar to the Company's products. The third acquisition, a company called Microflow Engineering S.A. (Microflow), is a research and development company whose objective is to develop an electronic dispensing system primarily for the pharmaceutical market. Based upon an independent appraisal, a one-time charge against pretax and net income of $3,300 for purchased IPR&D costs was recorded in conjunction with the purchase of 80% of this company. See Note 3 below for further disclosure on purchased IPR&D.

     During 1998 the Company acquired a controlling interest in three companies and increased its interest in a fourth, for approximately $20 million in cash, and 50,000 shares of the Company's common stock (valued at approximately $1.5 million). The Goodwill in these acquisitions was approximately $8 million and is being amortized on a straight-line basis over 40 years. These acquisitions are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company.

     The acquisitions described above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of income do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. Following are the Company's unaudited pro forma results for 1999 and 1998, assuming the acquisitions occurred on January 1, 1998 (in thousands, except for per share data). The $3,300 write-off of IPR&D in 1999 has been excluded from the pro forma results.

                                                    1999          1998
                                                   --------      --------
Net Sales                                         $845,479       $832,427
Net Income                                        $ 60,699       $ 58,324
Net Earnings per common share:
  Basic                                           $   1.67       $   1.61
  Diluted                                         $   1.64       $   1.58
Weighted average shares outstanding:
  Basic                                             36,373         36,221
  Diluted                                           36,933         36,969

     These unaudited pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations which would have actually resulted had the combinations been in effect on January 1, 1998, or of future periods.

Note 3 - Purchased In-Process Research and Development

     In connection with the acquisition of Microflow, the Company allocated $3,300 of the purchase price to acquired IPR&D which was expensed as of the acquisition date. Microflow is a development company engaged primarily in the development of an electronic delivery device. This narrow development effort is expected to be used by the Company primarily in drug delivery systems and may have applications in other markets as well. However, Microflow's electronic delivery device is not commercially viable at this time and has no known alternative future uses apart from use in a dispensing system. The Company acquired Microflow to expand its mechanical pump product line to include an electronic dispensing system.

     The Company used an independent professional appraisal consultant to assess and allocate value to the IPR&D. The valuation was determined using the income approach and the Company believes that the assumptions used in the forecast are reasonable. No assurance can be given, however that the underlying assumptions used to estimate expected sales, development costs or profitability, or the events associated with the project will transpire as estimated. For these reasons, actual results may vary from the projected results.

     Estimated net cash inflows from the acquired in-process technology related to the electronic delivery device are projected to commence in the year 2002, peak in 2006 and steadily decline at a rate of 20% through 2011. The operating income as a percentage of sales assumption that was used is consistent with the Company's current margins of similar products. The in-process technology is expected to be completed in late 2000. As of the date of the acquisition, approximately $1,458 had been expended to develop the project and the estimated cost to complete the project is approximately $800, to be incurred in 2000. An adjustment to the appraised value of the acquired IPR&D was made to reflect the percentage of completion, which was estimated at 65%. The cash flows related to the project were discounted using a 25% discount rate.

     Management expects to continue supporting the development of the electronic delivery device and believes the Company has a reasonable chance of successfully completing the project. However, there can be no assurance such efforts will be successful. Without successful completion of the efforts on the acquired in-process technologies, the Company would not realize the future revenues attributed to the acquired IPR&D, and ultimately, the Company would fail to realize the expected return on its investment. The failure of the project would not, however, materially impact the Company's financial position or results of operations.

Note 4 - Financial Instruments and Risk Management

     The Company has limited involvement with derivative financial instruments and does not trade them. In accordance with the Company's policy, derivatives may be used to manage certain interest rate and foreign exchange exposures. The Company has a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 31,741 French Francs plus interest at 8% and receive principal of $6,429 plus interest at 7.08% over ten years. If the Company canceled the swap at December 31, 1999, the Company would have received approximately $1.1 million based on the fair value of the swap on that date.

     At December 31, 1999, the Company has fixed to variable interest rate swap agreements with a notional principal value of $50,000 which require the Company to pay an average variable interest rate of 5.95% and receive a fixed rate of 6.62%. The variable rates are adjusted semiannually based on London Interbank Offered Rates ("LIBOR"). If the Company canceled the swaps at December 31, 1999, the Company would have paid approximately $1.7 million based on the fair value of the swaps on that date.

     The Company principally used only forward exchange contracts, with terms of less than one year, to hedge certain firm purchase and sale commitments and intercompany cash transactions denominated in foreign currencies. The notional value of the Company's forward exchange contracts was $31.0 million and $24.7 million at December 31, 1999 and 1998, respectively. Deferred gains and losses are recognized in earnings as part of the underlying transaction when the transaction is settled. Such gains and losses were not significant to the Company's financial results. If the Company cancelled the forward exchange contracts at December 31, 1999, the Company would have paid approximately $1.1 million based on the fair value of the contracts on that date. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to financial instruments, but it does not expect any counter parties to fail to meet their obligations. The credit exposure of forward foreign exchange contracts is represented by the difference between the forward contract rate and the spot rate at the time of settlement.

Note 5 - Inventories

     At December 31, 1999 and 1998, approximately 25% and 22%, respectively, of the total inventories are accounted for by the LIFO method. The LIFO reserve was approximately $0.8 million in 1999, and not material in 1998. Inventories consisted of:

                                1999           1998
                              --------       --------
  Raw materials               $ 41,858       $ 35,709
  Work-in-process               28,370         29,441
  Finished goods                38,923         35,941
                              --------       --------
     Total                    $109,151       $101,091
                              ========       ========

                                       38

Note 6 - Accounts Payable and Accrued Liabilities

  At December 31, 1999 and 1998, accounts payable and accrued liabilities consisted of the following:

                                                     1999      1998
                                                   --------  --------
Accounts payable, principally trade                $ 65,915  $ 66,086
Accrued employee compensation costs                  32,089    32,004
Other accrued liabilities                            26,754    32,119
                                                   --------  --------
      Total                                        $124,758  $130,209
                                                   ========  ========

Note 7 - Income Taxes

Income before income taxes consists of:

                                                      1999     1998      1997
                                                    -------  --------  --------
Domestic                                            $27,350  $ 34,185  $ 22,968
Foreign                                              64,428    65,004    55,628
                                                    -------  --------  --------
Total                                               $91,778  $ 99,189  $ 78,596
                                                    =======  ========  ========

   The provision for income taxes is comprised of:

                                                      1999     1998      1997
                                                    -------  --------  --------
Current:
Federal                                             $ 8,462  $ 11,898  $  7,977
State/local                                             997     1,625     1,738
Foreign                                              17,992    19,814    22,378
                                                    -------  --------  --------
                                                     27,451    33,337    32,093
                                                    -------  --------  --------

Deferred:
Federal/State                                           934       254    (1,391)
Foreign                                               4,681     4,777     1,365
                                                    -------  --------  --------
                                                      5,615     5,031       (26)
                                                    -------  --------  --------

Total                                               $33,066  $ 38,368  $ 32,067
                                                    =======  ========  ========

   The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 1999, 1998 and 1997 to income before income taxes is as follows:

                                                      1999     1998      1997
                                                    -------  --------  --------
Income tax at statutory rate                        $32,122   $34,716  $27,509
State income taxes, net of federal benefit              746     1,105      836
Rate differential on earnings of foreign operations     348     2,434    4,364
Other items, net                                       (150)      113     (642)
                                                    -------  --------  -------
Actual income tax provision                         $33,066   $38,368  $32,067
                                                    =======  ========  =======
Effective income tax rate                             36.03%     38.7%    40.8%

   Significant deferred tax assets and liabilities as of December 31, 1999 and 1998 are comprised of the following temporary differences:

                                                               1999      1998
                                                             --------  --------
Deferred Tax Assets:
Net operating loss carryforwards                              $ 1,972  $ 4,787
Asset bases differentials                                       2,920    3,800
Pensions                                                        2,580    2,428
Other                                                          10,553   10,354
                                                              -------  -------
Total deferred tax assets                                      18,025   21,369
                                                              -------  -------
Deferred Tax Liabilities:
Depreciation                                                   26,770   30,211
Leases                                                          3,566    3,652
Other                                                           6,549    3,453
                                                              -------  -------
Total deferred tax liabilities                                 36,885   37,316
                                                              -------  -------

Net deferred tax liabilities                                  $18,860  $15,947
                                                              =======  =======

   The impact of changes in enacted foreign tax rates on the accounting for deferred taxes under FAS 109 was not significant to the provision for income taxes to the years presented above.

   On December 31, 1999, the Company had foreign tax net operating loss carryforwards of approximately $3,304, which have an indefinite carryforward period and approximately $1,674, which expire in 2003, 2004 and 2005.

   The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $2,407 would become payable at the time the income is distributed.

Note 8 - Debt

   The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 6.3% and 6.0% for 1999 and 1998, respectively. There are no compensating balance requirements associated with short-term borrowings. Prior to June 30, 1999, the Company had an unsecured revolving credit agreement allowing borrowings of up to $25 million. The Company entered into a new multi-year, multi-currency unsecured revolving credit agreement on June 30, 1999 allowing borrowings of up to $75 million. Under this credit agreement, interest on borrowings is payable at a rate equal to LIBOR plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 1999, 1998 and 1997 were not significant. The agreement expires on June 30, 2004. The amount used under this agreement was $70 million and $25 million at December 31, 1999 and 1998 respectively. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, short-term obligations of $70 million have been recorded as long-term obligations and an additional $5 million of short-term obligations representing the unused and available amount under the new credit agreement have been reclassified as long-term obligations as of December 31, 1999. Short-term obligations of $25 million have been recorded as long-term obligations as of December 31, 1998 under the prior revolving credit agreement.

   The revolving credit and the senior unsecured debt agreements contain covenants that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

   At December 31, the Company's long-term obligations consisted of the following:

                                                                                             1999       1998
                                                                                           --------   -------
Borrowing under revolving credit agreement 6.85% and 5.9%
     At December 31, 1999 and 1998                                                         $ 70,000   $25,000
Notes payable 1.2% - 17.2%, due in monthly and annual installments
     through 2009                                                                            17,024    15,905
Senior unsecured debt 7.08%, due in installments through 2005                                21,429    25,000
Senior unsecured notes 6.62%, due in equal annual installments
     through 2011                                                                           107,000         -
Mortgages payable 2.1% - 7.2%, due in monthly and annual installments
     through 2008                                                                            10,427    10,377
Industrial revenue bond, interest at 79% of prime, (which was 8.5% and 6.1%
     at December 31, 1999 and 1998), due in quarterly installments
     through 2001                                                                               666       999
Capital lease obligations                                                                    13,751    11,155
                                                                                           --------   -------
                                                                                            240,297    88,436
Less current portion                                                                         (9,648)   (7,561)
Reclass of short-term obligations                                                             5,000         -
                                                                                           --------   -------
Total long-term obligations                                                                $235,649   $80,875
                                                                                           ========   =======

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

   Aggregate long-term maturities, excluding capital lease obligations, due annually for the five years beginning in 2000 are $7,903, $14,071, $7,159, $6,318 and $191,095 thereafter.

Note 9 - Lease Commitments

   The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2009. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $10,170, $5,949 and $4,696 in 1999, 1998 and 1997, respectively.

   Asset recorded under capital leases consist of:


                                                       1999       1998
                                                     --------   --------

Buildings                                            $ 15,046   $ 12,393
Machinery and equipment                                 9,854     12,811
                                                       24,900     25,204
                                                     --------   --------
Accumulated depreciation                              (10,357)   (12,598)
                                                     --------   --------
                                                     $ 14,543   $ 12,606
                                                     ========   ========

     Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1999:

                                                  Capital  Operating
                                                   Leases   Leases
                                                  -------  ---------
2000                                              $ 2,645   $ 6,734
2001                                                2,196     5,201
2002                                                2,017     3,796
2003                                                1,857     3,311
2004                                                1,761     2,753
Subsequent to 2004                                  7,369     4,403
                                                  -------  --------
Total minimum lease payments                       17,845  $ 26,198
                                                           --------
Amounts representing interest                      (4,094)
                                                  -------
Present value of future minimum lease payments     13,751
Less amount due in one year                        (1,745)
                                                  -------
          Total                                   $12,006
                                                  =======

Note 10 - Retirement and Deferred Compensation Plans

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

                                                       1999       1998
Change in benefit obligation:                        --------   --------
Benefit obligation at beginning of year              $ 28,328     22,424
Service cost                                            1,844      2,319
Interest cost                                           1,961      1,506
Actuarial (gain)/loss                                  (1,375)     2,224
Benefits paid                                          (1,891)      (799)
Foreign currency translation adjustment                (1,391)       654
                                                     --------   --------
Benefit obligation at end of year                    $ 27,476   $ 28,328
                                                     --------   --------

Change in plan assets:
Fair value of plan assets at beginning of year       $ 17,890   $ 18,194
Actual return on plan assets                            4,254       (767)
Employer contribution                                   1,229      1,164
Benefits paid                                          (1,891)      (799)
Foreign currency translation adjustment                  (202)        98
                                                     --------   --------
Fair value of plan assets at end of year             $ 21,280   $ 17,890
                                                     --------   --------

Funded status                                        $ (6,196)  $(10,438)
Unrecognized net actuarial (gain)/loss                 (1,658)     2,810
Unrecognized prior service cost                           338        472
Unamortized net transition asset                          (94)      (244)
                                                     --------   --------
Accrued benefit cost included in the balance sheet   $ (7,610)  $ (7,400)
                                                     ========   ========

Components of net periodic benefit cost:         1999      1998      1997
                                               -------   -------   -------
Service cost                                   $ 1,844   $ 2,319   $ 1,276
Interest cost                                    1,961     1,506     1,360
Expected return on plan assets                  (1,503)   (1,435)   (1,246)
Net amortized and deferred gains and losses         47      (103)     (171)
                                               -------   -------   -------
Net periodic benefit cost                      $ 2,349   $ 2,287   $ 1,219
                                               =======   =======   =======

     Plan assets primarily consist of U.S. government obligations, investment grade corporate bonds and common and preferred stocks for the domestic plans and insurance contracts for the foreign plans. The projected benefit obligation for domestic plans was determined using assumed discount rates of 7.25% and 6.75% in 1999 and 1998, respectively. For the foreign plans, the projected benefit obligation was determined using an assumed discount rate of 5.5% in 1999 and 1998. The assumed rates of increase in compensation used in 1999 and 1998 were 4.75% for the domestic plans and 3.0% for the foreign plans. The expected long-term rate of return on plan assets was 8.25% in 1999 and 1998 for the domestic plans and 7.3% and 6.0% in 1999 and 1998 for the foreign plans.

     The Company has a non-qualified supplemental pension plan which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $545 and $378 at December 31, 1999 and 1998, respectively. This amount is included in the liability for domestic plans shown above.

     The Company also has unfunded retirement compensation arrangements with certain employees. The cost of these retirement agreements is provided currently as it relates to prior service agreements and ratably over the employees' future employment as it applies to future service agreements. The Company has no additional postretirement or postemployment benefit plans.

Note 11 - Contingencies

     The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

Note 12 - Lawsuit Settlements

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

Note 13 - Preferred Stock Purchase Rights

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

     Each Right entitles the holder under certain circumstances to buy one two-thousandths of a share of Series A junior participating preferred stock, par value $.01 per share, at an exercise price of $35. Each share of Series A junior participating preferred stock will entitle its holder to 2,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $10 per share or 2,000 times the amount paid to holders of common stock. Currently 49,500 shares of Series A junior participating preferred stock have been reserved. The Rights will expire on April 6, 2003 unless previously exercised or redeemed at the option of the Board of Directors for $.005 per Right.

Note 14 - Stock Based Compensation

     At December 31, 1999, the Company has four fixed stock-based compensation plans that are discussed below. Had compensation cost for the Company's stock awards plans been recorded based on the fair value at the grant dates, consistent with the method of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                             1999      1998      1997
                                           --------  --------  --------
Net Income
     As Reported                           $ 58,712  $ 60,821  $ 46,529
     Pro Forma                             $ 56,102  $ 58,987  $ 45,343
Basic Earnings per Share
     As Reported                           $   1.62  $   1.69  $   1.29
     Pro Forma                             $   1.54  $   1.64  $   1.26
Diluted Earnings per Share
     As Reported                           $   1.59  $   1.65  $   1.27
     Pro Forma                             $   1.52  $   1.60  $   1.24

     The fair value of stock options granted under the 1996 and 1992 Stock Awards Plans (collectively, the "Stock Awards Plans") was $11.37 and $9.87 per share in 1999 and 1998, respectively. These values were estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999 and 1998, respectively: dividend yield of
 .6% for 1999 and .7% for 1998, expected volatility of 31.2% for 1999 and 26.1% for 1998, risk-free interest rate of 4.8% and 5.6% and an expected life of 7.5 years for both years. The fair value of stock options granted under the Director Stock Option Plans in 1999 and 1998 was $13.48 and $13.10 per share. This value was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999 and 1998: dividend yield of .6%, expected volatility of 33.1% and 25.8%, risk-free interest rate of 5.7% and an expected life of 7.5 years for both years.

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

  A summary of the status of the Company's stock option plans as of December 31, 1999, 1998 and 1997, and changes during the years ending on those dates is presented below.

                                                                                         Director Stock
                                                     Stock Awards Plans                   Option Plans
                                              -----------------------------       ---------------------------
                                                             Option Price                        Option Price
         Option Shares                         Shares         Per Share            Shares          Per Share
         -------------                         ------        ------------          ------        ------------
Outstanding, January 1, 1997                  1,560,744     $ 9.19 - $18.00        36,000       $         9.19
Granted                                         366,500     $16.81 - $28.00        56,000       $        20.88
Exercised                                       (70,536)    $ 9.19 - $18.00        (4,000)      $         9.19
Canceled                                        (15,576)    $13.38 - $18.00             -
                                              ---------                            ------
Outstanding, December 31, 1997                1,841,132     $ 9.19 - $28.00        88,000       $9.19 - $20.88
Granted                                         533,500     $         24.91         6,000       $        32.38
Exercised                                       (64,950)    $ 9.19 - $18.00        (6,000)      $         9.19
Canceled                                        (19,794)    $ 9.19 - $18.00        (4,000)      $        20.88
                                              ---------                            ------
Outstanding, December 31, 1998                2,289,888     $ 9.19 - $28.00        84,000       $9.19 - $32.38
Granted                                         550,700     $24.94 - $28.25         4,000       $        29.50
Exercised                                      (263,304)    $ 9.19 - $24.91        (2,000)      $        20.88
Canceled                                        (23,135)    $16.81 - $24.91             -
                                              ---------                            ------
Outstanding, December 31, 1999                2,554,149     $ 9.19 - $28.25        86,000       $9.19 - $32.38
                                              =========                            ======

Options Exercisable at 12/31/97               1,147,390                            46,000
Options Exercisable at 12/31/98               1,426,752                            55,500
Options Exercisable at 12/31/99               1,557,631                            72,000

Available for future grants
12/31/97                                      2,019,184                            24,000
12/31/98                                      1,497,378                            22,000
12/31/99                                        970,113                            20,000

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                 Options Outstanding                                Options Exercisable
                              ------------------------------------------------------         ---------------------------------

                                                      Weighted-
                                    Shares              Average            Weighted-              Shares             Weighted-
        Year                   Outstanding            Remaining              Average         Exercisable               Average
     Granted                   at Year-end                 Life       Exercise Price         at Year-end        Exercise Price
------------                  ------------            ---------       --------------         -----------        --------------
Stock Awards Plans

1993                               319,838                  3.5               $ 9.19             319,838        $         9.19
1994                               204,340                  4.1                10.31             204,340                 10.31
1995                               332,698                  5.1                13.64             332,698                 13.63
1996                               296,636                  6.1                18.00             296,636                 18.00
1997                               345,034                  7.1                16.84             230,491                 16.84
1998                               514,703                  8.1                24.91             173,628                 24.91
1999                               540,900                  9.1                27.13                  --
                               -----------                                                     ---------
                                 2,554,149                  6.7                18.88           1,557,631                 14.85
                               -----------                                                     ---------

Director Stock Option Plans
1993                                26,000                  3.4                 9.19              26,000                  9.19
1997                                50,000                  7.4                20.88              40,000                 20.88
1998                                 6,000                  8.4                32.38               4,000                 32.38
1999                                 4,000                  9.4                29.50               2,000                 29.50
                               -----------                                                     ---------
                                    86,000                  6.4                18.55              72,000                 17.53
                               ===========                                                     =========

                                       45

  Restricted stock totaling 8,100 shares in 1998 and 1,062 shares in 1997 were issued under the Stock Awards Plans and a restricted stock grant for 300 shares was cancelled in 1999. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants under the Stock Awards Plans have been reduced by restricted stock awards.

Note 15 - Earnings Per Share

  The reconciliations of basic and diluted earnings for the years ending December 31, 1999, 1998 and 1997 are as follows:

                                                       Income        Shares      Per Share
                                                     (Numerator)  (Denominator)   Amount
                                                      ---------    -----------   ---------
For the Year Ended December 31, 1999

Basic EPS
    Income available to common stockholders            $58,712         36,353       $1.62
                                                                                    =====
Effect of Dilutive Securities
    Stock options                                            -            560
                                                       -------         ------
Diluted EPS
    Income available to common stockholders            $58,712         36,913       $1.59
                                                       =======         ======       =====

For the Year Ended December 31, 1998

Basic EPS
    Income available to common stockholders            $60,821         36,051       $1.69
                                                                                    =====
Effect of Dilutive Securities
    Stock options                                            -            748
                                                       -------         ------
Diluted EPS
    Income available to common stockholders            $60,821         36,799       $1.65
                                                       =======         ======       =====

For the Year Ended December 31, 1997

Basic EPS
    Income available to common stockholders            $46,529         35,938       $1.29
                                                                                    =====
Effect of Dilutive Securities
    Stock options                                            -            580
                                                       -------         ------
Diluted EPS
    Income available to common stockholders            $46,529         36,518       $1.27
                                                       =======         ======       =====

Note 16 - SEGMENT INFORMATION


  The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized primarily based upon individual business units, which resulted from historic acquisitions or internally created business units. All of the business units sell primarily dispensing systems. These business units all involve similar production processes, sell to similar classes of customers and markets, use the same methods to distribute their products and operate in similar regulatory environments. Management believes it operates in one segment.

  The following are sales and long-lived asset information by geographic area and product information for the years ended December 31, 1999, 1998 and 1997:


Geographic Information
----------------------

                                                   Sales to Unaffiliated
                                                        Customers (a)       Long-Lived Assets
                                                   ---------------------    -----------------
1999
----
United States                                             $332,986               $216,894
Europe:
 France                                                    180,808                106,534
 Germany                                                   111,829                 97,141
 Italy                                                      55,139                 55,555
 Other Europe                                              102,048                 19,784
                                                          --------               --------
   Total Europe                                            449,824                279,014
Other Foreign Countries                                     51,507                 19,121
                                                          --------               --------
   Total                                                  $834,317               $515,029
                                                          ========               ========

1998
----
United States                                             $271,960               $ 97,325
Europe:
 France                                                    172,739                105,225
 Germany                                                    89,004                104,197
 Italy                                                      63,109                 55,700
 Other Europe                                               79,440                 24,289
                                                          --------               --------
   Total Europe                                            404,292                289,411
Other Foreign Countries                                     37,254                 10,253
                                                          --------               --------
   Total                                                  $713,506               $396,989
                                                          ========               ========

1997
----
United States                                             $263,589               $ 89,586
Europe:
 France                                                    148,003                 81,449
 Germany                                                    82,498                 84,136
 Italy                                                      63,090                 44,975
 Other Europe                                               65,153                 17,685
                                                          --------               --------
   Total Europe                                            358,744                228,245
Other Foreign Countries                                     33,057                  6,847
                                                          --------               --------
   Total                                                  $655,390               $324,678
                                                          ========               ========

(a) Sales are attributed to countries based upon where sales to unaffiliated customers are invoiced.

Product Information
-------------------
                                    1999          1998         1997
                                  --------      --------     --------

Pumps                             $510,202      $430,827     $390,467
Closures                           184,010       155,243      127,037
Valves                             124,386       113,908      124,405
Other                               15,719        13,528       13,481
                                  -------       --------     --------
Total                             $834,317      $713,506     $655,390
                                  ========      ========     ========

Note 17 - STOCK REPURCHASE PROGRAM

  The Board of Directors authorized on October 20, 1999 the repurchase of a maximum of 1,000,000 shares of the Company's outstanding shares. The timing of and total amount to be expended for the share repurchase will depend upon market conditions. As of December 31, 1999, 235,500 shares have been repurchased for an aggregate amount of $6,212.

Note 18 - RELATED PARTIES

  As a result of the acquisition of Emson, the Company leases real estate from, purchases materials from and sells products to entities related to a Vice President of the Company or certain members of his family. Total amounts for 1999 are as follows: rents $504, purchases $80 and sales $134.

Note 19 - Quarterly Data (Unaudited)

  Quarterly results of operations and per share information for the years ended December 31, 1999 and 1998 are as follows:

                                                        Quarter                   Total
                                         -------------------------------------
                                         First     Second    Third     Fourth   For Year
                                         -----     ------    -----     ------   --------
Year Ended December 31, 1999
----------------------------
Net sales                               $198,227  $208,860  $210,479  $216,751  $834,317
Gross profit                            $ 58,028  $ 62,794  $ 63,451  $ 65,936  $250,209
Net income (1)                          $ 14,269  $ 16,180  $ 12,894  $ 15,369  $ 58,712

Per Common Share - 1999
-----------------------
Net income
      Basic (1)                         $    .39  $    .45  $    .35  $    .42  $   1.62
      Diluted (1)                       $    .39  $    .44  $    .35  $    .42  $   1.59
Dividends paid                          $    .04  $    .04  $    .05  $    .05  $    .18
Stock price high                        $  29.63  $  31.50  $  30.88  $  29.25  $  31.50
Stock price low                         $  23.13  $  23.88  $  22.50  $  23.88  $  22.50
Average number of shares outstanding
      Basic                               36,189    36,344    36,440    36,435    36,353
      Diluted                             36,845    37,026    37,039    36,943    36,913

Year Ended December 31, 1998
----------------------------
Net sales                               $170,942  $181,752  $182,692  $178,120  $713,506
Gross profit                            $ 51,312  $ 55,211  $ 56,246  $ 54,316  $217,085
Net income (2)                          $ 13,181  $ 14,264  $ 14,518  $ 18,858  $ 60,821

Per Common Share - 1998
-----------------------
Net income
      Basic (2)                         $    .37  $    .40  $    .40  $    .52  $   1.69
      Diluted (2)                       $    .36  $    .39  $    .39  $    .51  $   1.65
Dividends paid                          $    .04  $    .04  $    .04  $    .04  $    .16
Stock price high                        $  31.81  $  32.94  $  33.44  $  30.13  $  33.44
Stock price low                         $  23.97  $  28.00  $  21.75  $  19.69  $  19.69
Average number of shares outstanding
      Basic                               35,992    36,024    36,087    36,098    36,051
      Diluted                             36,716    36,852    36,867    36,773    36,799

(1) The third quarter includes a $3.3 million write-off of IPR&D.
(2) The second quarter includes $0.5 million and the fourth quarter includes $5.6 million after tax income related to favorable lawsuit settlements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AptarGroup, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP


Chicago, Illinois
February 16, 2000


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

     The Audit Committee of the Board of Directors, which consists of three directors who are not officers or employees of the Company, meets regularly with management and the independent accountants to review matters relating to financial reporting, internal accounting controls, and auditing. The independent accountants have unrestricted access to the Audit Committee.


/s/ Carl A. Siebel                          /s/ Stephen J. Hagge

Carl A. Siebel                              Stephen J. Hagge
President and Chief Executive Officer       Executive Vice President and Chief
                                            Financial Officer, Secretary and
                                            Treasurer

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                        Year Ended December 31,
                                           -------------------------------------------
(In millions of dollars,
  except per share data)                     1999     1998     1997     1996     1995
                                           -------   ------   ------   ------   ------
Statement of Income Data:
Net Sales                                   $834.3   $713.5   $655.4   $615.8   $557.5
Cost of Sales                                519.7    444.6    418.1    399.7    358.4
  % Of Net Sales                              62.3%    62.3%    63.8%    64.9%    64.3%
Selling, Research & Development, and
  Administrative                             137.5    119.3    108.4    104.3     96.2
  % of Net Sales                              16.5%    16.7%    16.5%    16.9%    17.3%
Depreciation and Amortization                 68.7     54.4     49.9     47.9     43.5
  % of Net Sales                               8.2%     7.6%     7.6%     7.8%     7.8%
Operating Income                             108.4     95.2     79.0     64.0     59.3
  % of Net Sales                              13.0%    13.3%    12.1%    10.4%    10.6%
Net Income                                    58.7     60.8     46.5     37.5     35.7
  % of Net Sales                               7.0%     8.5%     7.1%     6.1%     6.4%
Net Income - Adjusted (1)                     62.0     54.7     46.5     37.5     35.7
  % of Net Sales                               7.4%     7.7%     7.1%     6.1%     6.4%

Per Common Share:
Net Income
  Basic                                     $ 1.62   $ 1.69   $ 1.29   $ 1.05   $ 1.00
  Diluted                                     1.59     1.65     1.27     1.03     0.99
Diluted - Adjusted (1)                        1.68     1.49     1.27     1.03     0.99
Cash Dividends Declared                       0.18     0.16     0.15     0.14     0.13

Balance Sheet and Other Data:
Capital Expenditures                        $ 88.6   $ 79.8   $ 71.2   $ 62.8   $ 55.5
Total Assets                                 863.3    714.7    585.4    576.1    559.2
Long-Term Obligations                        235.6     80.9     70.7     76.6     80.7
Stockholders' Equity                         420.3    415.5    342.1    335.7    312.3
Interest Bearing Debt to
  Total Capitalization                        39.2%    22.1%    17.7%    21.1%    23.8%
Net Debt to Total Net Capitalization (2)      36.2%    18.3%    14.0%    18.0%    20.5%

(1) Adjusted reflects the exclusion of an IPR&D write-off in 1999 and favorable lawsuit settlements in 1998.
(2) Net Debt is debt less cash and cash equivalents. Net Capitalization is Stockholder's Equity plus Net Debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

     The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

Year Ended December 31,                                 1999    1998    1997
                                                        ----    ----    ----
Net sales                                              100.0%  100.0%  100.0%
Cost of sales                                           62.3    62.3    63.8
Selling, research & development, and administrative     16.5    16.7    16.5
Depreciation and amortization                            8.2     7.7     7.6
                                                       -----   -----   -----
Operating income                                        13.0    13.3    12.1
Other income (expenses):
  IPR&D write-off                                       (0.4)      -       -
  Lawsuit settlements                                      -     1.4       -
  Net other expense                                     (1.6)   (0.8)   (0.1)
                                                       -----   -----   -----
Income before income taxes                              11.0    13.9    12.0
Provision for income taxes                               4.0     5.4     4.9
                                                       -----   -----   -----
Net income                                               7.0%    8.5%    7.1%
                                                       =====   =====   =====

1999 Compared to 1998

Net sales in 1999 totaled $834.3 million, an increase of 16.9% when compared to net sales of $713.5 million in 1998. Sales were negatively affected by the translation of AptarGroup's foreign sales due to the stronger U.S. dollar relative to 1998. If the U.S. dollar exchange rates had not changed from year to year, net sales for 1999 would have increased approximately 20%. Acquisitions completed in 1999 and 1998 accounted for approximately $103 million of the $120.8 million increase in sales. Internal growth for the year excluding the impact of acquisitions and foreign currency was approximately 6%. Sales of pumps to the fragrance/cosmetics market were slow in the first half of 1999 and began to rebound during the second half. In addition, U.S. sales of dispensing closures across all markets were negatively affected by the implementation of an enterprise wide information system in the second quarter of 1999. Offsetting these negative effects, was the increase of pump and metered valve sales to the pharmaceutical industry.

     European sales represented approximately 54% of the Company's total sales compared to 57% in 1998. U.S. sales represented approximately 40% of the Company's total sales compared to 38% in 1998. Sales from other foreign operations represented 6% of the Company's total sales compared to 5% in 1998.

     Cost of sales as a percent of net sales remained constant in 1999 at 62.3%. The negative effects of increases in raw material costs in 1999 on the LIFO inventory valuation in the U.S., particularly plastic resin, was primarily offset by productivity increases, selected price increases, and the mix of products sold.

     Selling, research & development, and administrative ("SG&A") decreased slightly as a percent of sales in 1999 to 16.5% from 16.7% in 1998. The decrease was primarily due to the acquisitions in 1999 which had lower SG&A as a percentage of sales.

     Depreciation and amortization increased to 8.2% of sales in 1999 compared to 7.7% in 1998. The primary reasons for the increase in depreciation and amortization as a percentage of sales are an increase in goodwill amortization and depreciation expense related to the acquisitions made in 1999 and the increased depreciation due to plant and geographic expansions in 1999 and 1998.

     Operating income increased to $108.4 million compared to $95.2 million in 1998, primarily due to the acquisitions made in 1999 as well as the increased sales to the pharmaceutical market. The net impact on operating income due to the stronger U.S. dollar in 1999 was insignificant.

     Operating income from European operations (excluding corporate expenses) represented 69% and 76% of total operating income in 1999 and 1998, respectively. Operating income in 1999 from U.S. operations (excluding corporate expenses) represented 41% of total operating income compared to 37% in 1998. The increase in the percentage of operating income attributable to U.S. operations was primarily due to the acquisition of Emson in 1999. The reconciling difference between European and U.S. operating income to total operating income is income from other foreign operations, corporate expenses and inter-geographic consolidation eliminations.

     In 1999, the results included a $3.3 million write-off of IPR&D related to the acquisition of Microflow in the third quarter. The 1998 results included approximately $9.9 million in favorable lawsuit settlements received.

     Net other expense excluding the write-off of IPR&D increased to $13.4 million expense in 1999 from $5.9 million expense in 1998 excluding the lawsuit settlement. The change was due primarily to the increased interest expense of approximately $7.8 million related to the acquisitions made in 1999 and late 1998.

     The effective income tax rate decreased to 36.0% in 1999 from 38.7% in 1998. The ongoing rationalization of tax rates combined with the mix of income earned, and a decrease in effective corporate tax rates in both France and Germany helped contribute to the decrease in the effective tax rate. Offsetting the positive impacts on the effective tax rate is the non-deductible write-off of IPR&D and goodwill amortization associated with the acquisitions in 1999. The Company expects the effective tax rate for 2000 to be in the range of 35% to 36%.

     Excluding the effects of the IPR&D write-off in 1999 and the lawsuit settlements in 1998 mentioned above, net income increased 13% to $62.0 million compared to $54.7 million recorded in 1998. Net income as reported decreased 3.5% to $58.7 million in 1999 compared to $60.8 million in 1998.

1998 Compared to 1997

Sales in 1998 totaled $713.5 million, an increase of 8.9% when compared to net sales of $655.4 million in 1997. Sales were negatively affected by the translation of AptarGroup's foreign sales due to the stronger U.S. dollar relative to 1997. If the U.S. dollar exchange rates had not changed from year to year, net sales for 1998 would have increased approximately 10%. More than half of the increase (approximately 56%) was attributable to increased volume of the Company's major product lines in all the markets served except for aerosol valve sales in the U.S. to the personal care and household markets, and pump sales worldwide to the low to mid-priced fragrance/cosmetics market. The remainder of the increase was due to sales from acquisitions completed in 1998.

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

     SG&A increased as a percent of sales in 1998 to 16.7% from 16.5% in 1997. The increase is due to increased spending on research and development projects and an increase in information technology expenses related to the Euro introduction and implementation of new enterprise software systems at two major operations.

     Depreciation and amortization represented 7.7% and 7.6% of sales for 1998 and 1997, respectively.

     Operating income increased to $95.2 million compared to $79.0 million in 1997, primarily due to the product mix and cost savings mentioned above. The impact on operating income due to the slightly stronger U.S. dollar in 1998 was insignificant.

     Operating income from European operations (excluding corporate expenses) represented 76% and 74% of total operating income in 1998 and 1997, respectively. Operating income in 1998 from U.S. operations (excluding corporate expenses) represented 37% of total operating income compared to 41% in 1997. The increase in the percentage of operating income attributable to European operations was primarily due to the mix of products sold. The reconciling difference between European and U.S. operating income to total operating income is income from other foreign operations, corporate expenses and inter-geographic consolidation eliminations.

     The 1998 results include approximately $9.9 million in favorable lawsuit settlements received.

     Net other expense excluding the effect of the favorable lawsuit settlements received in 1998 increased to $5.9 million expense in 1998 from $0.4 million expense in 1997. The change was primarily due to a decrease of $1.8 million in income of affiliates due to the consolidation in 1998 of two subsidiaries in which the Company purchased majority interests during the year. These subsidiaries were previously recorded on the equity method of accounting. In addition, $2.5 million in net foreign currency transaction losses from 1997 to 1998 also negatively impacted the net other income (expense). The net realized transaction losses were primarily due to the U.S. dollar weakening against the major European currencies in the second half of the year.

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

     Excluding the lawsuit settlements, net income increased 18% to $54.7 million compared to the $46.5 million recorded in 1997. Net income as reported increased 30.7% to $60.8 million in 1998 compared to $46.5 million in 1997.

Foreign Currency

A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial conditions and results of operations of AptarGroup's foreign entities. The Company's significant foreign exchange exposures are to the Euro. In addition, with the recent geographic expansion, the Company now has foreign exchange exposure to South American currencies as well as the Chinese Renminbi. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on the Company's financial condition and results of operations. Conversely, a weakening U.S. dollar would have an additive effect. Additionally, in some cases, the Company sells products denominated in a currency different from the currency in which the related costs are incurred. Changes in exchange rates on such inter-country sales impact the Company's results of operations.

     The Company manages its exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

     The table below provides information as of December 31, 1999 about the Company's forward currency exchange contracts. All the contracts expire before the end of the second quarter of 2000.

                                                       Average Contractual
Buy/Sell                           Contract Amount        Exchange Rate
--------                           ---------------     -------------------
EURO/USD                                 $21,715              .9656
EURO/GBP                                   8,286             1.5479
EURO/YEN                                     598              .0088
Other                                        440                 --
                                   ---------------
Total                                    $31,039
                                   ===============

     The other contracts in the above table represent contracts to buy or sell various other currencies (principally European and Australian). If the Company cancelled the forward exchange contracts at December 31, 1999, the Company would have paid approximately $1.1 million based on the fair value of the contracts on that date. All forward exchange contracts outstanding as of December 31, 1998 had an aggregate contract amount of $24.7 million.

     The Company has a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 31,741 French Francs plus interest at 8% and receive principal of $6,429 plus interest at 7.08% through 2005. If the Company canceled the swap at December 31, 1999, the Company would have received approximately $1,139 based on the fair value of the swap on that date.

     The table below presents the cash flows in both foreign currency and U.S. dollars that are expected to be exchanged over the duration of the contract.

                                  2000   2001   2002   2003   2004   2005
                             ---------   ----   ----   ----   ----   ----
Pay FRF                      FRF 7,822  7,400  6,992  6,560  6,137  5,713
Receive USD                     $1,525  1,450  1,377  1,299  1,223  1,147

     At December 31, 1999, the Company has fixed-to-variable interest rate swap agreements with a notional principal value of $50,000 which require the Company to pay an average variable interest rate of 5.95% and receive a fixed rate of 6.62%. The variable rates are adjusted semiannually based on London Interbank Offered Rates ("LIBOR"). Variations in market interest rates would produce changes in the Company's net income. If interest rates increase by 10%, net income related to the interest rate swap agreements would decrease by approximately $190 assuming a tax rate of 36%. If the Company canceled the swaps at December 31, 1999, the Company would have paid approximately $1,651 based on the fair value of the swaps on that date.

Liquidity and Capital Resources

Net cash generated from operating activities rose to $118.4 million in 1999 compared to $85.0 million and $86.2 million in 1998 and 1997, respectively. In each of these years, cash flow from operations was primarily derived from earnings before depreciation and amortization and from changes in working capital. During 1999, the Company utilized the majority of such cash flows to finance acquisitions and capital expenditures. Cash and equivalents were $32.4 million at December 31, 1999 versus $25.2 million at December 31, 1998 and $17.7 million at December 31, 1997.

     Working capital increased $42.1 million to $191.3 million at December 31, 1999 compared to $149.2 million and $130.8 million at December 31, 1998 and 1997, respectively. Acquisitions accounted for more than half the increase in working capital in 1999. The remainder of the increase in working capital was primarily due to lower accounts payable and accrued liabilities in 1999. At December 31, 1998, the Company had higher income taxes payable than at December 31, 1999. This is due to higher tax rates in 1998 and the timing of European estimated tax payments in 1999.

     The Company used $232.7 million in cash for investing activities during 1999 compared to $98.9 million, and $69.7 million during 1998 and 1997, respectively, as the Company completed four acquisitions in 1999. The Company acquired Emson for $122.8 million in cash and approximately $4 million of the Company's common stock. The Company assumed approximately $23 million of debt in the transaction. The Company made three other acquisitions during the third quarter of 1999. The Company paid approximately $21 million in cash and assumed approximately $4 million in debt in the three other transactions. Capital expenditures totaled $88.6 million in 1999 as the Company continued to invest in property, plant and equipment primarily for product line enhancements, new products and geographic expansion, compared to $79.8 million and $71.2 million in 1998 and 1997, respectively. Cash outlays for capital expenditures for 2000 are estimated to be approximately $95 million.

     Net cash provided (used) by financing activities was $124.1 million in 1999, compared to $20.4 million and ($13.0 million) in 1998 and 1997, respectively. The net cash provided by financing activities was used to help fund acquisitions completed during 1999 as well as fund the Company's stock repurchase program. The Board of Directors authorized on October 20, 1999 the repurchase of a maximum of 1 million shares of the Company's outstanding shares. As of December 31, 1999, 235.5 thousand shares have been repurchased for an aggregate amount of $6.2 million. The ratio of the Company's total interest bearing debt net of cash to total capitalization net of cash was 36.2% and 18.3% as of December 31, 1999 and 1998, respectively.

     In May 1999, the Company entered into a $107 million, twelve-year private debt placement agreement. The private placement is comprised of $107 million of 6.62% senior unsecured notes. The notes will be repaid in equal annual installments of $21.4 million beginning on May 30, 2007 and ending on May 30, 2011.

     During the third quarter of 1999, the Company entered into interest rate swap agreements with two different banks for a notional amount of $25,000 each or a total of $50,000. The agreements swapped the 6.62% fixed interest rate on the private placement described above for variable floating rates equal to the six month LIBOR less a spread ranging from 8.25 to 10.5 basis points. The amortization schedule for the swap agreements was designed to match the amortization of the underlying private placement.

     The Company entered into a new multi-year, multi-currency unsecured revolving credit agreement on June 30, 1999 allowing borrowings of up to $75 million. Under this credit agreement, interest on borrowings is payable at a rate equal to LIBOR plus an amount based on the financial condition of the Company. At December 31, 1999, the amount unused and available under this agreement was $5 million. The Company is required to pay a fee for the unused portion of the commitment. The agreement expires on June 30, 2004. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, an additional $5 million of short-term obligations representing the unused and available amount under the new credit agreement have been reclassified as long-term obligations as of December 31, 1999.

     The revolving credit agreement and private placement agreements contain covenants that include certain financial tests, such as minimum interest coverage, net worth and maximum borrowings.

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

     The Company believes that it has the financial resources needed to meet business requirements in the foreseeable future, including capital expenditures, working capital requirements, future dividends and potential acquisitions.

Year 2000

The Company implemented a Year 2000 ("Y2K") readiness program with the objective of having all significant computer systems and other equipment with embedded chips or processors (collectively, "Enterprise Systems"), functioning properly with respect to the Y2K issue. This program was completed as of December 31, 1999. As of the date of this report, the Company's Enterprise Systems are functioning properly and no material disruption or significant problem has arisen with respect to the Y2K issue. The cost incurred to implement the readiness program including certain system upgrades, was approximately $2.2 million.

     Although the Company has a significant number of key business partners, including suppliers and customers, the Company has not experienced any material disruption in its business due to supplier or customer Y2K issues. More specifically, the Company, through the date of this report, has not received any information that would lead it to believe that any significant supplier or customer suffered business interruption due to Y2K issues.

Adoption of Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Due to the complexity of this new standard, the Company is still assessing the impact it will have on the financial position or results of operations, but does not anticipate it having a material impact on the financial statements. In June
 1999, the FASB issued SFAS No. 137, which amended the effective date of SFAS
133. The new effective date for implementation of SFAS 133 is now for all fiscal quarters of all fiscal years beginning after June 15, 2000.

Outlook

The general slowdown in the demand for pumps from the fragrance/cosmetics market, which began in the second half of 1998 and continued through the first half of 1999, appears to be showing signs of recovery. This recovery began in the third quarter of 1999 and is continuing into the first quarter of 2000. Sales of dispensing closures in the U.S. are expected to be adversely affected in the first quarter of 2000 due to certain customers reducing inventory levels in 2000. The sale of the Company's other products to other markets all are showing signs of growth in 2000.

     The consolidation of the Company's customer base continued in 1999, and is expected to continue. While no material adverse effects have occurred due to this consolidation, a concentration of customers may result in additional price pressure or loss of volume. This situation also presents opportunities for increasing sales due to the breadth of the Company's product line, its international presence, and long-term relationships with certain customers.

     The Company saw an increase in the cost of its raw materials in 1999, in particular plastic resins. To help offset this increase in costs, the Company announced selected selling price increases late in 1999 and in the first quarter of 2000.

     The Company has made several acquisitions over the past two years. The integration of these acquisitions is ongoing and is on schedule. The Company's acquisition strategy is to expand geographically, acquire new products and technology and/or enter new markets.

     The Company is expecting to continue to expand geographically in 2000, particularly into Asia and South America. Investments may be made in countries that may not be as politically stable as the U.S. or the western European countries. The Company intends to monitor its exposure in these other countries to minimize risk.

     The European Community introduced a common European monetary unit called the Euro effective January 1, 1999. While the Euro has had significant accounting and systems impacts, the introduction has not had a material effect on the results of operations. As more customers and suppliers become more comfortable in working with the single currency in the future, the Euro could impact prices and costs. The Company believes that any negative impact coming from price adjustments will be more than offset by the increase in consumer demand that a stronger European Community will bring in the future.

Forward-Looking Statements

This Management's Discussion and Analysis and certain other sections of this annual report contain forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on management's beliefs as well as assumptions made by and information currently available to management. Accordingly, the Company's actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in the Company's operations and business environment, including, among other factors, government regulation including tax rate policies, competition and technological change, intellectual property rights, the failure by the Company to produce anticipated cost savings or improve productivity, the timing and magnitude of capital expenditures and acquisitions, currency exchange rates, economic and market conditions in the United States, Europe and the rest of the world, changes in customer spending levels, the demand for existing and new products, the cost and availability of raw materials, the successful integration of the Company's acquisitions, and other risks associated with the Company's operations. Although the Company believes that its forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements.