Form 10-K405, Exhibit 13
period 2000-12-31
APTARGROUP INC
filed 2001-03-22
CIK 896622

                           consolidated balance sheets

                   (Amounts in thousands, except per share)

December 31,                                                             2000        1999
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:

  Cash and equivalents                                                $ 55,559   $  32,416
  Accounts and notes receivable, less allowance for
    doubtful accounts of $6,927 in 2000 and $6,865 in 1999             210,794     188,507
  Inventories                                                          121,522     109,151
  Prepayments and other                                                 19,674      21,160
                                                                      --------------------
                                                                       407,549     351,234
                                                                      --------------------
PROPERTY, PLANT AND EQUIPMENT:
  Buildings and improvements                                           108,905      96,427
  Machinery and equipment                                              665,991     615,665
                                                                      --------------------
                                                                       774,896     712,092
  Less: Accumulated depreciation                                      (402,412)   (357,733)
                                                                      --------------------
                                                                       372,484     354,359
  Land                                                                   4,949       4,199
                                                                      --------------------
                                                                       377,433     358,558
                                                                      --------------------
OTHER ASSETS:
  Investments in affiliates                                             11,127       3,969
  Goodwill, less accumulated amortization
   of $13,093 in 2000 and $9,943 in 1999                               127,754     127,214
  Miscellaneous                                                         28,376      22,323
                                                                      --------------------
                                                                       167,257     153,506
                                                                      --------------------
  TOTAL ASSETS                                                        $952,239   $ 863,298
                                                                      ====================

See accompanying notes to consolidated financial statements.

26                                                                    AptarGroup
                           consolidated balance sheets

                   (Amounts in thousands, except per share)

December 31,                                                                      2000        1999
----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                                                 $ 29,248    $ 25,499
  Current maturities of long-term obligations                                     10,326       9,648
  Accounts payable and accrued liabilities                                       163,528     124,758
                                                                                --------------------
                                                                                 203,102     159,905
                                                                                --------------------
LONG-TERM OBLIGATIONS                                                            252,752     235,649
                                                                                --------------------
DEFERRED LIABILITIES AND OTHER:
  Deferred income taxes                                                           35,873      25,529
  Retirement and deferred compensation plans                                      12,597      14,658
  Minority interests                                                               5,050       4,118
  Deferred and other non-current liabilities                                       2,325       3,170
                                                                                --------------------
                                                                                  55,845      47,475
                                                                                --------------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 1 million shares authorized,
   none outstanding                                                                    -           -
  Common stock, $.01 par value, 99 million shares authorized,
   36.6 and 36.5 million outstanding in 2000 and 1999, respectively                  366         365
  Capital in excess of par value                                                 115,034     112,921
  Retained earnings                                                              439,258     381,762
  Accumulated other comprehensive income                                         (89,163)    (68,567)
  Less: Treasury stock at cost, 1.0 and 0.2 million shares
   in 2000 and 1999, respectively                                                (24,955)     (6,212)
                                                                                --------------------
                                                                                 440,540     420,269
                                                                                --------------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $952,239    $863,298
                                                                                ====================

See accompanying notes to consolidated financial statements.

AptarGroup                                                                    27
                       consolidated statements of income

                   (Amounts in thousands, except per share)

Years Ended December 31,                                          2000       1999        1998
------------------------------------------------------------------------------------------------
Net Sales                                                      $ 883,481   $834,317   $ 713,506
                                                               --------------------------------
Operating Expenses:
  Cost of sales                                                  553,642    519,704     444,615
  Selling, research & development, and administrative            145,000    137,507     119,287
  Depreciation and amortization                                   70,949     68,670      54,446
                                                               --------------------------------
                                                                 769,591    725,881     618,348
                                                               --------------------------------
Operating Income                                                 113,890    108,436      95,158
                                                               --------------------------------
Other Income (Expense):
  Interest expense                                               (19,002)   (14,246)     (6,451)
  Interest income                                                  1,764      1,170       1,146
  Equity in results of affliates                                     506       (918)        219
  Minority interests                                                (756)      (160)       (389)
  Miscellaneous, net                                               1,520        796        (375)
  Lawsuit settlements                                                  -          -       9,881
  In-process research and development write-off                        -     (3,300)          -
                                                               --------------------------------
                                                                 (15,968)   (16,658)      4,031
                                                               --------------------------------
Income Before Income Taxes                                        97,922     91,778      99,189
Provision For Income Taxes                                        33,256     33,066      38,368
                                                               --------------------------------
Net Income                                                     $  64,666   $ 58,712   $  60,821
                                                               ================================
Net Income Per Common Share
  Basic                                                        $    1.80   $   1.62   $    1.69
                                                               ================================
  Diluted                                                      $    1.78   $   1.59   $    1.65
                                                               ================================

See accompanying notes to consolidated financial statements.

28                                                                    AptarGroup
                    consolidated statements of cash flows

             (Amounts in thousands, brackets denote cash outflows)

Years Ended December 31,                                                         2000              1999             1998
----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:

Net income                                                                     $  64,666        $    58,712       $   60,821
Adjustments to reconcile net income to net cash
         provided by operations:
         Depreciation                                                             65,987             64,405           51,808
         Amortization                                                              4,962              4,265            2,638
         Provision for bad debts                                                   1,849                679            1,912
         Minority interests                                                          756                160              389
         Deferred income taxes                                                     3,870              5,615            5,031
         Retirement and deferred compensation plans                                 (828)             1,030            2,607
         Equity in results of affliates in excess of cash
          distributions received                                                    (389)               918             (219)
         In-process research & development write-off                                  --              3,300               --
         Changes in balance sheet items, excluding effects
           from acquisitions and foreign currency adjustments:
         Accounts and notes receivable                                           (34,388)            (8,422)          (8,637)
         Inventories                                                             (19,625)            (6,684)          (8,727)
         Prepaid and other current assets                                           (535)            (4,841)           1,465
         Accounts payable and accrued liabilities                                 27,920             (3,291)          (7,473)
         Income taxes payable                                                     18,517             (7,551)         (11,814)
         Other changes, net                                                       (4,964)            10,137           (4,822)
                                                                               ---------------------------------------------
         Net cash provided by operations                                         127,798            118,432           84,979
                                                                               ---------------------------------------------
Cash Flows from Investing Activities:
Capital expenditures                                                             (93,933)           (88,594)         (79,811)
Disposition of property and equipment                                              2,906              2,154            1,911
Acquisition of businesses                                                         (2,271)          (144,189)         (20,027)
Investments in af?liates                                                          (3,788)            (2,000)          (1,300)
(Issuance) collection of notes receivable, net                                      (657)               (59)             330
                                                                               ---------------------------------------------
         Net cash used by investing activities                                   (97,743)          (232,688)         (98,897)
                                                                               ---------------------------------------------
Cash Flows from Financing Activities:
Proceeds from notes payable                                                       29,828                  -           28,698
Repayments of notes payable                                                            -             (4,089)               -
Proceeds from long-term obligations                                                3,116            156,639            7,621
Repayments of long-term obligations                                              (14,876)           (18,965)         (11,374)
Dividends paid                                                                    (7,170)            (6,532)          (5,763)
Proceeds from stock options exercised                                              2,114              3,228            1,196
Purchase of treasury stock                                                       (18,743)            (6,212)               -
                                                                               ---------------------------------------------
         Net cash (used) provided by financing activities                         (5,731)           124,069           20,378
                                                                               ---------------------------------------------
Effect of Exchange Rate Changes on Cash                                           (1,181)            (2,556)             982
                                                                               ---------------------------------------------
Net Increase in Cash and Equivalents                                              23,143              7,257            7,442
Cash and Equivalents at Beginning of Period                                       32,416             25,159           17,717
                                                                               ---------------------------------------------
Cash and Equivalents at End of Period                                          $  55,559        $    32,416       $   25,159
                                                                               =============================================
Supplemental Cash Flow Disclosure:
         Interest paid                                                         $  19,616        $    12,178       $    6,347
         Income taxes paid                                                     $  25,275        $    35,445       $   36,400
Supplemental Non-cash Investing Activities:
         Net assets contributed to joint venture                               $   5,000                  -                -

See accompanying notes to consolidated financial statements.

AptarGroup                                                                    29
                   consolidated statements of changes in equity
                   Years Ended December 31, 2000, 1999 and 1998
                     (Amounts in thousands, except per share)

                                                                                 Accumulated
                                                                                       Other       Common                Capital in
                                    Comprehensive         Total    Retained    Comprehensive        Stock    Treasury     Excess of
                                           Income        Equity    Earnings           Income    Par Value       Stock     Par Value
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1997                           $ 342,055   $ 274,524       $ (37,348)    $     180                 $ 104,699
Net income                            $    60,821        60,821      60,821
Foreign currency translation
  adjustments                              17,199        17,199                      17,199
                                      -----------
Comprehensive income                  $    78,020
                                      ===========
Stock awards                                              1,196                                                               1,196
Adjustment for stock split                                                                            181                      (181)
Cash dividends declared on
  common stock                                           (5,763)     (5,763)
                                                      -----------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1998                             415,508     329,582         (20,149)          361                   105,714
Net income                            $    58,712        58,712      58,712
Foreign currency translation
  adjustments                             (48,418)      (48,418)                    (48,418)
                                      -----------
Comprehensive income                  $    10,294
                                      ===========
Stock awards                                              3,228                                         2                     3,226
Stock issues for acquisitions                             3,983                                         2                     3,981
Cash dividends declared on
  common stock                                           (6,532)     (6,532)
Treasury stock purchased                                 (6,212)                                               (6,212)
                                                      -----------------------------------------------------------------------------
BALANCE - DECEMBER 31, 1999                             420,269     381,762         (68,567)          365      (6,212)      112,921
Net income                            $    64,666        64,666      64,666
Foreign currency translation
  adjustments                             (20,596)      (20,596)                    (20,596)
                                      -----------
Comprehensive income                  $    44,070
                                      ===========
Stock awards                                              2,114                                         1                     2,113
Cash dividends declared on
  common stock                                           (7,170)     (7,170)
Treasury stock purchased                                (18,743)                                              (18,743)
                                                      -----------------------------------------------------------------------------
BALANCE - DECEMBER 31, 2000                           $ 440,540   $ 439,258       $ (89,163)    $     366   $ (24,955)    $ 115,034
                                                      =============================================================================


See accompanying notes to consolidated financial statements.

30                                                                    AptarGroup

                     "This Page Intentionally Left Blank"














AptarGroup                                                                    31
                   notes to consolidated financial statements
       (Amounts in thousands, except per share, or otherwise indicated)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                              Nature of Business

AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in the personal care, fragrance/cosmetic, pharmaceutical, household and food/beverage industries. The Company has manufacturing facilities located throughout the world including facilities in North America, Europe, Asia and South America.

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


                             Accounting Estimates

The financial statements are prepared in conformity with generally accepted accounting principles ("GAAP"). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

32                                                                    AptarGroup

                                Cash Management

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

                                  Inventories

Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. The costs of certain domestic and foreign inventories are determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out (FIFO) method.

                      Investments in Affiliated Companies

The Company accounts for its investments in 20% to 50% owned affiliated companies, which it does not control, using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company. Dividends of $117 were received from affiliated companies in 2000, and no dividends were received from affiliated companies in 1999, or 1998.

                          Property and Depreciation

Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for computers, computer software, machinery and equipment.

                               Intangible Assets

Management believes goodwill acquired in purchase transactions has continuing value. It is the Company's policy to amortize such costs over lives ranging from 10 to 40 years using the straight-line method. Other intangibles, consisting of patents, non-compete agreements and license agreements, acquired in purchase transactions or developed, are capitalized and amortized over their useful lives. Management assesses the excess purchase price over the fair value of the net assets acquired ("Goodwill") and other intangibles using projected undiscounted cash flows to determine if impairment has occurred when underlying conditions warrant. It is management's opinion that no such impairment exists.

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

                        Research & Development Expenses

Research and development costs are expensed as incurred. These costs amounted to $26,887, $25,611, and $23,567 in 2000, 1999 and 1998, respectively. The 1999 amount excludes the $3,300 write-off of purchased in-process research and development ("IPR&D") costs described in Note 3.

AptarGroup                                                                    33

                                 Income Taxes

A provision has not been made for U.S. or additional foreign taxes on $298,379 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

                       Translation of Foreign Currencies

The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate section of stockholders' equity. Realized and unrealized foreign currency gains and losses are reflected in income, as a component of miscellaneous income and expense, and are not significant to the consolidated results of operations for the years presented.


                           Stock-Based Compensation

The Company follows APB Opinion No. 25 "Accounting for Stock Issued to Employees" and the related Interpretations in accounting for its stock option plans. Since the Company's stock awards have met certain criteria of APB Opinion No. 25, no compensation cost has been recognized. The required disclosure for SFAS 123 "Accounting for Stock-Based Compensation" can be found in Note 14.

                              Revenue Recognition

The Company's policy is to recognize revenue from product sales when earned, as defined by GAAP, and in accordance with SEC Staff Accounting Bulletin No. 101. Revenue for product sales is recognized when the title and the risk of loss have transferred to the customer and the Company has no remaining obligations regarding the transaction.

                                 ACQUISITIONS

In the first quarter of 2000, the Company acquired the remaining 50 percent of a joint venture in the United States for approximately $2.3 million in cash, assumed the remaining $3.75 million in debt and entered into a license agreement with the former joint venture partner. The acquired business produces spray caps and specialty actuators for aerosol valves and pumps for the North American market. The acquisition of the remaining 50 percent was accounted for as a purchase business combination. Goodwill in this acquisition was approximately $2 million and is being amortized on a straight-line basis over 20 years.

     During the first quarter of 1999, the Company acquired Emson Research, Inc. and related companies ("Emsar", formerly referred to as Emson) for approximately $123 million in cash and 148,371 shares of the Company's common stock (valued at approximately $4 million). Approximately $23 million of debt was assumed in the transaction. Emsar is a leading supplier of perfume pumps in the North American market and also maintains a significant position in the North American personal care and food pump markets. The Goodwill in this acquisition was approximately $86 million and is being amortized on a straight-line basis over 40 years.

34                                                                    AptarGroup

     During the third quarter of 1999, the Company acquired controlling interests in two companies and acquired a line of business from a third company for approximately $21 million in cash and approximately $4 million in assumed debt. The Goodwill in these acquisitions was approximately $4 million and is being amortized on a straight-line basis over lives ranging from 10 to 40 years. Two of the three acquisitions involved companies that manufacture and distribute products similar to the Company's products. The third acquisition, involving a company called Microflow Engineering S.A. ("Microflow"), is a research and development company whose primary project is to develop an electronic dispensing system primarily for the pharmaceutical market. Based upon an independent appraisal, a one-time charge against pretax and net income of $3.3 million for purchased IPR&D costs was recorded in conjunction with the purchase of 80% of this company. See Note 3 below for further disclosure on purchased IPR&D.

                                                2000        1999
------------------------------------------------------------------
Net Sales                                     $883,481   $ 845,479
Net Income                                    $ 64,459   $  59,999
Net Earnings per common share:
  Basic                                       $   1.80   $    1.65
  Diluted                                     $   1.77   $    1.62
Weighted average shares outstanding:
  Basic                                         35,863      36,373
  Diluted                                       36,369      36,933

     These unaudited pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations which would have actually resulted had the combinations been in effect on January 1, 1999, or of future periods.

                 PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with the acquisition of Microflow, the Company allocated $3.3 million of the purchase price to acquired IPR&D which was expensed as of the acquisition date. Microflow is a development company engaged primarily in the development of an electronic delivery device. This development effort is expected to be used by the Company primarily in drug delivery systems and may have applications in other markets as well. Microflow's electronic delivery device is not commercially viable at this time and has no known alternative future uses apart from use in a dispensing system. The Company acquired Microflow to expand its mechanical pump product line to include an electronic dispensing system.

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

AptarGroup                                                                    35

     Estimated net cash inflows from the acquired in-process technology related to the electronic delivery device were originally projected to commence in the year 2002, peak in 2006 and steadily decline at a rate of 20% through 2011. Subsequent to the acquisition, the Company has broadened the project to include potential applications in other markets in addition to the originally intended drug delivery system. This has delayed the original cash inflow projections from 2002 to 2004. However, offsetting this delay is the expectation of additional sales volumes coming from the expanded markets to which the Company intends to sell. Overall, the Company does not believe that these changes in estimates will have a material impact on the expected return on its investment. The operating income as a percentage of sales assumption that was used is consistent with the Company's current margins of similar products. The in-process technology was essentially completed in 2000, however, there will continue to be additional development costs incurred in 2001 to adapt the technology for specific applications. These additional costs are not expected to be material. An adjustment to the appraised value of the acquired IPR&D was made to reflect the percentage of completion, which was estimated at 65%. The cash flows related to the project were discounted using a 25% discount rate.

     Management expects to continue supporting the development of the electronic delivery device and believes the Company has a reasonable chance of successfully completing the project. The failure of the project would not, however, materially impact the Company's financial position or results of operations.

                   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has limited involvement with derivative financial instruments and does not trade them. In accordance with the Company's policy, derivatives may be used to manage certain interest rate and foreign exchange exposures. The Company has a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 26.5 million French Francs plus interest at 8% and receive principal of $5.4 million plus interest at 7.08% over ten years. If the Company canceled the swap at December 31, 2000, the Company would have received approximately $1.4 million based on the fair value of the swap on that date.

     At December 31, 2000, the Company has fixed to variable interest rate swap agreements with a notional principal value of $50 million which require the Company to pay an average variable interest rate of 6.61% and receive a fixed rate of 6.62%. The variable rates are adjusted semiannually based on London Interbank Offered Rates ("LIBOR"). Variations in market interest rates would produce changes in the Company's net income. If interest rates increase by 10%, net income related to the interest rate swap agreements would decrease by approximately $0.2 million assuming a tax rate of 34%. If the Company canceled the swaps at December 31, 2000, the Company would have received approximately $1.9 million based on the fair value of the swaps on that date.

36                                                                    AptarGroup

     The Company principally uses forward exchange contracts, with terms of less than one year, to hedge certain firm purchase and sale commitments and intercompany cash transactions denominated in foreign currencies. The notional value of the Company's forward exchange contracts was $23.4 million and $31.0 million at December 31, 2000 and 1999, respectively. Deferred gains and losses are recognized in earnings as part of the underlying transaction when the transaction is settled. Such gains and losses were not significant to the Company's financial results. If the Company cancelled the forward exchange contracts at December 31, 2000, the Company would have received approximately $1.1 million based on the fair value of the contracts on that date. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to financial instruments, but it does not expect any counter parties to fail to meet their obligations. The credit exposure of forward foreign exchange contracts is represented by the difference between the forward contract rate and the spot rate at the time of settlement.

                                  INVENTORIES

At December 31, 2000 and 1999, approximately 25% of the total inventories are accounted for by the LIFO method. Inventories, by component consisted of:

                                                          2000        1999
---------------------------------------------------------------------------
Raw materials                                          $ 55,429   $  42,648
Work-in-process                                          20,975      28,370
Finished goods                                           46,805      38,923
                                                       --------------------
  Total                                                $123,209   $ 109,941
Less LIFO reserve                                        (1,687)       (790)
                                                       --------------------
  Total                                                $121,522   $ 109,151
                                                       ====================

                   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2000 and 1999, accounts payable and accrued liabilities consisted of the following:

                                                             2000        1999
------------------------------------------------------------------------------
Accounts payable, principally trade                       $ 84,085   $  65,915
Accrued employee compensation costs                         32,841      32,089
Other accrued liabilities                                   46,602      26,754
                                                          --------------------
  Total                                                   $163,528   $ 124,758
                                                          ====================


AptarGroup                                                                    37

                                 INCOME TAXES

Income before income taxes consists of:

                                                      2000       1999        1998
---------------------------------------------------------------------------------
Domestic                                         $  11,017   $ 27,350   $  34,185
Foreign                                             86,905     64,428      65,004
                                                 --------------------------------
  Total                                          $  97,922   $ 91,778   $  99,189
                                                 ================================

      The provision for income taxes is comprised of:

                                                      2000       1999        1998
---------------------------------------------------------------------------------
CURRENT:
Federal                                          $   3,449   $  8,462   $  11,898
State/local                                             52        997       1,625
Foreign                                             25,885     17,992      19,814
                                                 --------------------------------
                                                    29,386     27,451      33,337
                                                 --------------------------------
DEFERRED:
Federal/State                                          969        934         254
Foreign                                              2,901      4,681       4,777
                                                 --------------------------------
                                                     3,870      5,615       5,031
                                                 --------------------------------
Total                                            $  33,256   $ 33,066   $  38,368
                                                 ================================

      The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 2000, 1999 and 1998 to income before income taxes is as follows:

                                                      2000       1999        1998
---------------------------------------------------------------------------------
Income tax at statutory rate                     $  34,273   $ 32,122   $  34,716
State income taxes, net of federal benefit              34        746       1,105
Deferred tax impact due to foreign rate changes     (1,126)         -           -
Rate differential on earnings of foreign operations   (506)       348       2,434
Other items, net                                       581       (150)        113
                                                 --------------------------------
Actual income tax provision                      $  33,256   $ 33,066   $  38,368
                                                 ================================

Effective income tax rate                             34.0%      36.0%       38.7%

38                                                                    AptarGroup

      Significant deferred tax assets and liabilities as of December 31, 2000 and 1999 are comprised of the following temporary differences:

                                                2000        1999
----------------------------------------------------------------
DEFERRED TAX ASSETS:
Net operating loss carryforwards            $  1,507   $   1,972
Asset bases differentials                      1,757       2,920
Pensions                                       1,136       2,580
Bad debt reserve                               1,746       1,590
Other                                          8,577       8,963
                                            --------------------
Total deferred tax assets                     14,723      18,025
                                            --------------------
DEFERRED TAX LIABILITIES:
Depreciation                                  32,997      26,770
Leases                                         3,317       3,566
Other                                          5,768       6,549
                                            --------------------
Total deferred tax liabilities                42,082      36,885
                                            --------------------
Net deferred tax liabilities                $ 27,359   $  18,860
                                            ====================

      On December 31, 2000, the Company had foreign tax net operating loss carryforwards of approximately $2,207 which have an indefinite carryforward period and approximately $1,324, which expire beginning in 2003 through 2005.

      The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $2,198 would become payable at the time the income is distributed.

                                     DEBT

The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 7.1% and 6.3% for 2000 and 1999, respectively. There are no compensating balance requirements associated with short-term borrowings. In December 2000, the Company amended its multi-year, multi-currency unsecured revolving credit agreement to increase maximum borrowings allowed from $75 million to $100 million. Under this credit agreement, interest on borrowings is payable at a rate equal to LIBOR plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 2000, 1999 and 1998 were not significant. The agreement expires on June 30, 2004. The amount used under this agreement was $85 million and $70 million at December 31, 2000 and 1999, respectively. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, short-term obligations of $85 million have been recorded as long-term obligations and an additional $15 million of short-term obligations representing the unused and available amount under the new credit agreement have been reclassified as long-term obligations as of December 31, 2000. Short-term obligations of $70 million have been recorded as long-term obligations and an additional $5 million of short-term obligations representing the unused and available amount have been reclassified as long-term obligations as of December 31, 1999 under the prior revolving credit agreement.

AptarGroup                                                                    39

      The revolving credit and the senior unsecured debt agreements contain covenants that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

      At December 31, the Company's long-term obligations consisted of the following:

                                                                           2000        1999
-------------------------------------------------------------------------------------------
Borrowing under revolving credit agreement 7.5% and 6.85%
  at December 31, 2000 and 1999                                        $ 85,000   $  70,000
Notes payable 1.2% - 8.0%, due in monthly and annual
 installments through 2009                                               17,137      17,024
Senior unsecured debt 7.08%, due in installments through 2005            17,857      21,429
Senior unsecured notes 6.62%, due in equal annual
 installments through 2011                                              107,000     107,000
Mortgages payable 2.1% - 6.0%, due in monthly and annual
 installments through 2008                                                8,970      10,427
Industrial revenue bond, interest at 79% of prime, (which was
 7.4% and 8.5% at December 31, 2000 and 1999), due in quarterly
 installments through 2001                                                  333         666
Capital lease obligations                                                11,781      13,751
                                                                       --------------------
                                                                        248,078     240,297

Less current portion                                                    (10,326)     (9,648)
Reclass of short-term obligations                                        15,000       5,000
                                                                       --------------------
Total long-term obligations                                            $252,752   $ 235,649
                                                                       ====================

      Substantially all of the mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.

      Aggregate long-term maturities, excluding capital lease obligations, due annually for the five years beginning in 2001 are $8,793, $7,155, $13,828, $90,581 and $115,940 thereafter.

40                                                                    AptarGroup

                               LEASE COMMITMENTS

The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2019. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $12,228, $10,170 and $5,949 in 2000, 1999 and 1998, respectively.

      Assets recorded under capital leases consist of:

                                                       2000        1999
-----------------------------------------------------------------------
Buildings                                          $ 14,296   $  15,046
Machinery and equipment                               9,007       9,854
                                                   --------------------
                                                     23,303      24,900
Accumulated depreciation                            (11,506)    (10,357)
                                                   --------------------
                                                   $ 11,797   $  14,543
                                                   ====================

      Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:

                                                    Capital   Operating
                                                     Leases      Leases
-----------------------------------------------------------------------
2001                                               $  2,252   $   5,541
2002                                                  1,882       4,130
2003                                                  2,225       3,026
2004                                                  1,574       2,530
2005                                                  1,723       2,004
Subsequent to 2005                                    5,186       2,495
                                                   --------------------
Total minimum lease payments                         14,842   $  19,726
                                                             ==========

Amounts representing interest                        (3,061)
                                                   --------
Present value of future minimum lease payments       11,781
Less amount due in one year                          (1,533)
                                                   --------
         Total                                     $ 10,248
                                                   ========

AptarGroup                                                                    41

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

                                                                 2000        1999
---------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                       $ 27,476   $  28,328
Service cost                                                     1,650       1,844
Interest cost                                                    1,759       1,961
Actuarial loss/(gain)                                            1,262      (1,375)
Benefits paid                                                   (2,278)     (1,891)
Foreign currency translation adjustment                           (581)     (1,391)
                                                             ---------------------
Benefit obligation at end of year                             $ 29,288   $  27,476
                                                             =====================

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                $ 21,280   $  17,890
Actual return on plan assets                                     3,061       4,254
Employer contribution                                            1,208       1,229
Benefits paid                                                   (2,278)     (1,891)
Foreign currency translation adjustment                           (103)       (202)
                                                             ---------------------
Fair value of plan assets at end of year                      $ 23,168   $  21,280
                                                             =====================

Funded status                                                 $ (6,120)  $  (6,196)
Unrecognized net actuarial gain                                 (2,476)     (1,658)
Unrecognized prior service cost                                    514         338
Unamortized net transition asset                                    72         (94)
                                                             ---------------------
Accrued benefit cost included in the balance sheet            $ (8,010)  $  (7,610)
                                                             =====================

                                                      2000       1999        1998
---------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:

Service cost                                     $   1,650   $  1,844   $   2,319
Interest cost                                        1,759      1,961       1,506
Expected return on plan assets                      (1,524)    (1,503)     (1,435)
Net amortized and deferred gains and losses            (50)        47        (103)
                                                 --------------------------------
Net periodic benefit cost                        $   1,835   $  2,349   $   2,287
                                                 ================================

42                                                                    AptarGroup

      Plan assets primarily consist of U.S. government obligations, investment grade corporate bonds and common and preferred stocks for the domestic plans and insurance contracts for the foreign plans. The projected benefit obligation for domestic plans was determined using assumed discount rates of 7.0% and 7.3% in 2000 and 1999, respectively. For the foreign plans, the projected benefit obligation was determined using an assumed discount rate of 6.2% and 5.5% in 2000 and 1999, respectively. The assumed rates of increase in compensation were 4.8% for the domestic plans and 3.0% for the foreign plans in 2000 and 1999. The expected long-term rate of return on plan assets was 8.3% for the domestic plans and 7.3% for the foreign plans in 2000 and 1999.

      The Company has a non-qualified supplemental pension plan which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $520 and $545 at December 31, 2000 and 1999, respectively. This amount is included in the liability for domestic plans shown above.

      The Company also has unfunded retirement compensation arrangements with certain former employees. The cost of these retirement agreements was provided ratably over the employees' active employment. The Company has no additional postretirement or postemployment benefit plans.

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

AptarGroup                                                                    43

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

      Each Right entitles the holder under certain circumstances to buy one two-thousandths of a share of Series A junior participating preferred stock, par value $.01 per share, at an exercise price of $35. Each share of Series A junior participating preferred stock will entitle its holder to 2,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $10 per share or 2,000 times the amount paid to holders of common stock. Currently 49,500 shares of Series A junior participating preferred stock have been reserved. The Rights will expire on April 6, 2003 unless previously exercised or redeemed at the option of the Board of Directors for $ .005 per Right.

44                                                                    AptarGroup

                           STOCK BASED COMPENSATION

At December 31, 2000, the Company has fixed stock-based compensation plans that are discussed below. Had compensation cost for the Comapny's stock awards plans been recorded based on the fair value at the grant dates, consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                      2000       1999        1998
---------------------------------------------------------------------------------
Net Income

  As Reported                                    $  64,666   $ 58,712   $  60,821
  Pro Forma                                      $  61,315   $ 56,102   $  58,987
Basic Earnings per Share

  As Reported                                    $    1.80   $  1.62    $   1.69
  Pro Forma                                      $    1.71   $  1.54    $   1.64
Diluted Earnings per Share

  As Reported                                    $    1.78   $  1.59    $   1.65
  Pro Forma                                      $    1.69   $  1.52    $   1.60


      The fair value of stock options granted under the Stock Awards Plans was $10.47 and $11.37 per share in 2000 and 1999, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2000 and 1999, respectively: dividend yield of .6% for both years, expected volatility of 32.8% for 2000 and 31.2% for 1999, risk-free interest rate of 6.6% and 4.8% and an expected life of 7 years for 2000 and 7.5 years for 1999. The fair value of stock options granted under the Director Stock Option Plans in 2000 and 1999 was $12.03 and $13.48 per share, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2000 and 1999, respectively: dividend yield of .7% and .6%, expected volatility of 30.5% and 33.1%, risk-free interest rate of 6.7% and 5.7% and an expected life of 7 years and 7.5 years.

      Under the Stock Awards Plans, the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares which may be issued under these plans is 6 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares subject to options under these plans is 240 thousand. Options granted under these plans become exercisable over a three year period and expire ten years after the grant date.

AptarGroup                                                                    45

      A summary of the status of the Company's stock option plans as of December 31, 2000, 1999 and 1998, and changes during the years ending on those dates is presented below.

                                                                       Director Stock
                                     Stock Awards Plans                 Option Plans
                                ----------------------------   -----------------------------
                                              Option Price                   Option Price
Option Shares                      Shares       Per Share        Shares        Per Share
--------------------------------------------------------------------------------------------
Outstanding,
  January 1, 1998               1,841,132    $9.19 - $28.00      88,000       $9.19 - $20.88
Granted                           533,500        $24.91           6,000           $32.38
Exercised                         (64,950)   $9.19 - $18.00      (6,000)           $9.19
Canceled                          (19,794)   $9.19 - $18.00      (4,000)          $20.88
                                ---------                     ---------
Outstanding,
  December 31, 1998             2,289,888    $9.19 - $28.00      84,000       $9.19 - $32.38
Granted                           550,700    $24.94 - $28.25      4,000           $29.50
Exercised                        (263,304)   $9.19 - $24.91      (2,000)          $20.88
Canceled                          (23,135)   $16.81 - $24.91          -
                                ---------                     ---------
Outstanding,
December 31, 1999               2,554,149    $9.19 - $28.25      86,000       $9.19 - $32.38
Granted                           535,800    $22.75 - $27.13      2,000           $27.38
Exercised                         (90,161)   $9.19 - $27.19      (6,000)          $20.88
Canceled                          (24,428)   $16.81 - $27.19          -
                                ---------                     ---------
Outstanding
  December, 31 2000             2,975,360    $ 9.19 - $28.25     82,000       $9.19 - $32.38
                                =========                     =========

OPTIONS EXERCISABLE
  12/31/98                      1,426,752                        55,500
  12/31/99                      1,557,631                        72,000
  12/31/00                      1,929,524                        82,000
AVAILABLE FOR FUTURE GRANTS
  12/31/98                      1,497,378                        22,000
  12/31/99                        970,113                        20,000
  12/31/00                      2,437,610                        80,000

46                                                                    AptarGroup

         The following table summarizes information about stock options outstanding at December 31, 2000:

                                         Options Outstanding                 Options Exercisable
                       --------------------------------------------   -----------------------------
                                       Weighted-
                            Shares       Average       Weighted-            Shares        Weighted-
Year                   Outstanding     Remaining         Average       Exercisable          Average
Granted                at Year-end          Life  Exercise Price       at Year-end   Exercise Price
---------------------------------------------------------------------------------------------------
STOCK AWARDS PLANS
1993                       292,424           2.5    $       9.19           292,424    $        9.19
1994                       193,926           3.1           10.31           193,926            10.31
1995                       314,864           4.1           13.64           314,864            13.64
1996                       281,836           5.1           18.00           281,836            18.00
1997                       332,204           6.1           16.84           332,204            16.84
1998                       501,434           7.1           24.91           336,135            24.91
1999                       527,472           8.1           27.13           178,135            27.13
2000                       531,200           9.1           22.76                 -                -
                        ----------                                      ----------
                         2,975,360           6.3    $      19.68         1,929,524    $       17.03
                        ==========                                      ==========

DIRECTOR STOCK OPTION PLANS
1993                        26,000           2.4    $       9.19            26,000    $        9.19
1997                        44,000           6.4           20.88            44,000            20.88
1998                         6,000           7.4           32.38             6,000            32.38
1999                         4,000           8.4           29.50             4,000            29.50
2000                         2,000           9.4           27.38             2,000            27.38
                        ----------                                      ----------
                            82,000           5.4    $      18.59            82,000    $       18.59
                        ==========                                      ==========

      Restricted stock totaling 21,331 shares in 2000 and 8,100 shares in 1998 were issued under the Stock Awards Plans and a restricted stock grant for 200 shares was cancelled in 2000. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants under the Stock Awards Plans have been reduced by restricted stock awards.

AptarGroup                                                                    47

                              EARNINGS PER SHARE

The reconciliations of basic and diluted earnings for the years ending December 31, 2000, 1999 and 1998 are as follows:

                                                    Income           Shares      Per Share
                                               (Numerator)    (Denominator)         Amount
------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 2000
Basic EPS
  Income available to common stockholders        $  64,666           35,863   $       1.80

EFFECT OF DILUTIVE SECURITIES
  Stock options                                          -              506
                                                 -----------------------------------------
DILUTED EPS
  Income available to common stockholders        $  64,666           36,369   $       1.78
                                                 =========================================
FOR THE YEAR ENDED DECEMBER 31, 1999
BASIC EPS
  Income available to common stockholders        $  58,712           36,353   $       1.62

EFFECT OF DILUTIVE SECURITIES
  Stock options                                          -              560
                                                 -----------------------------------------
DILUTED EPS
  Income available to common stockholders        $  58,712           36,913   $       1.59
                                                 =========================================
FOR THE YEAR ENDED DECEMBER 31, 1998
BASIC EPS
  Income available to common stockholders        $  60,821           36,051   $       1.69

EFFECT OF DILUTIVE SECURITIES
  Stock options                                          -              748
                                                 -----------------------------------------
DILUTED EPS
  Income available to common stockholders        $  60,821           36,799   $       1.65
                                                 =========================================

                              SEGMENT INFORMATION

The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized primarily based upon individual business units, which resulted from historic acquisitions or internally created business units. All of the business units sell primarily dispensing systems. These business units all involve similar production processes, sell to similar classes of customers and markets, use the same methods to distribute their products and operate in similar regulatory environments. Management believes it operates in one reportable segment.

48                                                                    AptarGroup

      The following are sales and long-lived asset information by geographic area and product information for the years ended December 31, 2000, 1999 and 1998:

GEOGRAPHIC INFORMATION

                                                Sales to Unaffiliated  Long-Lived
                                                         Customers(a)      Assets
---------------------------------------------------------------------------------
2000
United States                                               $ 343,825   $ 238,525
Europe:
  France                                                      173,910     113,402
  Germany                                                     119,091      91,771
  Italy                                                        77,307      56,313
  Other Europe                                                 97,101      20,529
                                                            ---------   ---------
   Total Europe                                               467,409     282,015
Other Foreign Countries                                        72,247      24,132
                                                            ---------   ---------
  Total                                                     $ 883,481   $ 544,672
                                                            =========   =========

1999
United States                                               $ 332,986   $ 216,894
Europe:
  France                                                      180,808     106,534
  Germany                                                     111,829      97,141
  Italy                                                        55,139      55,555
  Other Europe                                                102,048      19,784
                                                            ---------   ---------
   Total Europe                                               449,824     279,014
Other Foreign Countries                                        51,507      19,121
                                                            ---------   ---------
  Total                                                     $ 834,317   $ 515,029
                                                            =========   =========

1998
United States                                               $ 271,960   $  97,325
Europe:
  France                                                      172,739     105,225
  Germany                                                      89,004     104,197
  Italy                                                        63,109      55,700
  Other Europe                                                 79,440      24,289
                                                            ---------   ---------
   Total Europe                                               404,292     289,411
Other Foreign Countries                                        37,254      10,253
                                                            ---------   ---------
  Total                                                     $ 713,506   $ 396,989
                                                            =========   =========

(a) Sales are attributed to countries based upon where sales to unaffiliated customers are invoiced.

AptarGroup                                                                    49

PRODUCT SALES INFORMATION

                                                      2000       1999        1998
---------------------------------------------------------------------------------
Pumps                                            $ 546,148   $510,202   $ 430,827
Closures                                           197,992    184,010     155,243
Valves                                             122,516    124,386     113,908
Other                                               16,825     15,719      13,528
                                                 --------------------------------
Total                                            $ 883,481   $834,317   $ 713,506
                                                 ================================

                           STOCK REPURCHASE PROGRAM

In 1999, the Board of Directors authorized the repurchase of a maximum of one million shares of the Company's outstanding shares. At December 31, 2000 all one million shares had been repurchased for an aggregate amount of $25.0 million including 764,500 shares that were purchased for an aggregate amount of $18.7 million in 2000. In the fourth quarter of 2000, the Board of Directors authorized an additional repurchase of a maximum of two million shares of the Company's outstanding shares. The timing of and total amount expended for share repurchases depends upon market conditions. No shares were repurchased from this additional two million-share authorization at December 31, 2000.

50                                                                    AptarGroup

                                     -18-
                        QUARTERLY DATA (UNAUDITED)

Quarterly results of operations and per share information for the years ended December 31, 2000 and 1999 are as follows:

                                   First      Second       Third     Fourth       Total
                                 Quarter     Quarter     Quarter    Quarter    For Year
---------------------------------------------------------------------------------------
Year Ended December 31,
 2000
Net sales                       $217,646   $ 227,667   $ 224,691   $213,477   $ 883,481

Gross profit/(1)/               $ 66,259   $  69,310   $  65,251   $ 63,032   $ 263,852
Net income                      $ 16,276   $  17,792   $  16,240   $ 14,358   $  64,666

Per Common Share - 2000
Net income
  Basic                         $    .45   $     .49   $     .45   $    .40   $    1.80
  Diluted                       $    .45   $     .49   $     .45   $    .40   $    1.78
Dividends paid                  $    .05   $     .05   $     .05   $    .05   $     .20
Stock price high                $  28.63   $   29.31   $   29.94   $  30.13   $   30.13
Stock price low                 $  20.13   $   23.38   $   21.88   $  19.38   $   19.38
Average number of
 shares outstanding
                  Basic           36,136      35,949      35,774     35,600      35,863
                  Diluted         36,466      36,564      36,294     36,057      36,369

Year Ended December 31, 1999
Net sales                       $198,227   $ 208,860   $ 210,479   $216,751   $ 834,317
Gross profit/(1)/               $ 58,028   $  62,794   $  63,451   $ 65,936   $ 250,209
Net income/(2)/                 $ 14,269   $  16,180   $  12,894   $ 15,369   $  58,712

Per Common Share - 1999
Net income
  Basic/(2)/                    $    .39   $     .45   $     .35   $    .42   $    1.62
  Diluted/(2)/                  $    .39   $     .44   $     .35   $    .42   $    1.59
Dividends paid                  $    .04   $     .04   $     .05   $    .05   $     .18
Stock price high                $  29.63   $   31.50   $   30.88   $  29.25   $   31.50
Stock price low                 $  23.13   $   23.88   $   22.50   $  23.88   $   22.50
Average number of
  shares outstanding
                  Basic           36,189      36,344      36,440     36,435      36,353
                  Diluted         36,845      37,026      37,039     36,943      36,913

(1) Gross profit is defined as net sales less cost of sales less depreciation
(2) The third quarter includes a $3.3 million write-off of IPR&D.

AptarGroup                                                                    51
                       report of independent accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF APTARGROUP, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




                        /s/ PricewaterhouseCoopers LLP

                               Chicago, Illinois
                               February 15, 2001

52                                                                    AptarGroup
             management's responsibility for financial statements

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

         Management is responsible for the accuracy and objectivity of the financial statements, including estimates and judgments refected therein, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. Management believes that the internal accounting controls in use are satisfactory to provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.

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


                               /s/  Carl A. Siebel

                                 Carl A. Siebel
                      President and Chief Executive Officer



                              /s/ Stephen J. Hagge

                                Stephen J. Hagge
                           Executive Vice President &
                             Chief Financial Officer

AptarGroup                                                                    53
                 five year summary of selected financial data
                (In millions of dollars, except per share data)

Year Ended December 31,                      2000        1999        1998       1997        1996
------------------------------------------------------------------------------------------------
Statement of Income Data:
Net Sales                                $  883.5    $  834.3    $  713.5    $ 655.4   $   615.8
Cost of Sales                               553.6       519.7       444.6      418.1       399.7
  % Of Net Sales                             62.7%       62.3%       62.3%      63.8%       64.9%
Selling, Research & Development,
  and Administrative                        145.0       137.5       119.3      108.4       104.3
  % of Net Sales                             16.4%       16.5%       16.7%      16.5%       16.9%
Depreciation and Amortization                70.9        68.7        54.4       49.9        47.9
  % of Net Sales                              8.0%        8.2%        7.6%       7.6%        7.8%
Operating Income                            113.9       108.4        95.2       79.0        64.0
  % of Net Sales                             12.9%       13.0%       13.3%      12.1%       10.4%
Net Income                                   64.7        58.7        60.8       46.5        37.5
  % of Net Sales                              7.3%        7.0%        8.5%       7.1%        6.1%
Net Income - Adjusted/(1)/                   64.7        62.0        54.7       46.5        37.5
  % of Net Sales                              7.3%        7.4%        7.7%       7.1%        6.1%

Per Common Share:
Net Income

  Basic                                  $   1.80    $   1.62    $   1.69    $  1.29   $    1.05
  Diluted                                    1.78        1.59        1.65       1.27        1.03
Diluted - Adjusted (1)                       1.78        1.68        1.49       1.27        1.03
Cash Dividends Declared                      0.20        0.18        0.16       0.15        0.14

Balance Sheet and Other Data:
Capital Expenditures                     $   93.9    $   88.6    $   79.8    $  71.2   $    62.8
Total Assets                                952.2       863.3       714.7      585.4       576.1
Long-Term Obligations                       252.8       235.6        80.9       70.7        76.6
Net Debt                                    236.8       238.4        92.9       55.9        73.9
Stockholders' Equity                        440.5       420.3       415.5      342.1       335.7
Capital Expenditures % of Net Sales          10.6%       10.6%      11.2%       10.8%       10.2%
Interest Bearing Debt to
  Total Capitalization                       39.9%       39.2%       22.1%      17.7%       21.1%
Net Debt to Total Net
  Capitalization/(2)/                        35.0%       36.2%       18.3%      14.0%       18.0%

(1) Adjusted reflects the exclusion of an IPR&D write-off in 1999 and favorable lawsuit settlements in 1998.
(2) Net Debt is interest bearing debt less cash and cash equivalents. Net Capitalization is Stockholder's Equity plus Net Debt.

54                                                                    AptarGroup
         management's discussion & analysis of consolidated results of operations & financial condition




Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

Year Ended December 31,                                 2000       1999        1998
-----------------------------------------------------------------------------------
Net sales                                              100.0%     100.0%      100.0%
Cost of sales                                           62.7       62.3        62.3
Selling, research & development,
  and administrative                                    16.4       16.5        16.7
Depreciation and amortization                            8.0        8.2         7.7
                                                     ------------------------------
Operating income                                        12.9       13.0        13.3
Other income (expenses):
  IPR&D write-off                                        -         (0.4)        -
  Lawsuit settlements                                    -          -           1.4
  Net other expense                                     (1.8)      (1.6)       (0.8)
                                                     ------------------------------
Income before income taxes                              11.1       11.0        13.9
Provision for income taxes                               3.8        4.0         5.4
                                                     ------------------------------
Net income                                               7.3%       7.0%        8.5%
                                                     ==============================


AptarGroup                                                                    55

                             2000 COMPARED TO 1999

Net sales in 2000 totaled $883.5 million, an increase of 5.9% when compared to net sales of $834.3 million in 1999. Approximately 1% of the net sales growth was related to increases in selling prices primarily related to the pass through to customers of material cost increases. Net sales were negatively affected by the translation of AptarGroup's foreign sales into U.S. dollars due to the stronger U.S. dollar relative to 1999. Net sales, excluding changes in foreign currency exchange rates and acquisitions ("Core Sales"), grew 12% compared to the prior year. Core Sales of pumps to the worldwide fragrance/cosmetic market were strong throughout 2000. Core Sales of the Company's aerosol valves, pumps and dispensing closures to the European personal care market also increased significantly over the prior year. Core Sales to the pharmaceutical market grew moderately over the prior year. These strengths were offset somewhat by weak sales of the Company's products to the U.S. personal care market.

      The following table sets forth (in thousands of dollars), for the periods indicated, net sales by geographic location.

                              2000     % of Total           1999    % of Total
------------------------------------------------------------------------------
Domestic                 $ 343,825             39%      $332,986           40%
Europe                     467,409             53%       449,824           54%
Other Foreign               72,247              8%        51,507            6%

      Cost of sales as a percent of net sales increased slightly in 2000 to 62.7% compared to 62.3% in 1999. The effect of LIFO inventory valuation increased cost of sales nearly $900 thousand in 2000 and $1 million in 1999. The cost of sales percentage was negatively impacted by the following factors:

      . Increases in raw material prices, particularly plastic resin and metal in 2000 that were passed on to customers by increased selling prices, thus having a slight negative impact on operating margins.
      .  Implementation of the reduced 35 hour work week in France.
      . Under utilized fixed costs in the U.S. due to the weak sales in 2000 to the U.S. personal care market.

Offsetting these negative factors, were the following positive impacts:

      . Better utilization of fixed costs in Europe due to the strong sales to the fragrance/ cosmetic market.
      . The effect of the Company manufacturing products in Europe and incurring costs in Euros and selling these products in countries outside of Europe in currencies that were stronger than the Euro relative to the prior year.


56                                                                    AptarGroup

      Selling, research & development, and administrative expenses ("SG&A") increased by approximately $7.5 million in 2000 but decreased slightly as a percent of sales in 2000 to 16.4% from 16.5% in 1999 mainly due to cost containment efforts.

      Depreciation and amortization increased nearly $2.3 million to $70.9 million in 2000 from $68.7 million recorded in 1999. The primary reason for the increase was due to higher amortization expense attributed to a full year of goodwill amortization on acquisitions completed in 1999 as well as higher depreciation charges related to expenditures for geographic expansion in 1999 and 2000.

      Operating income increased to $113.9 million compared to $108.4 million in 1999, primarily due to the reasons mentioned above. This includes the negative effect of translating the Company's foreign denominated results into a stronger U.S. dollar relative to the same period in 1999. The net of this negative translation impact with the positive impact of incurring manufacturing costs in Euros and selling in currencies that gained strength against the Euro in 2000 was a negative impact of approximately $2 million.

      Net other expenses increased to $16.0 million in 2000 from $13.4 million in 1999 excluding the write-off of purchased in-process research and development ("IPR&D"). The change was due primarily to an increase in interest expense in excess of interest income ("Net Interest Expense") of approximately $4.2 million related to a full year of interest expense associated with acquisitions completed in 1999, additional borrowings related to the Company's stock repurchase plan, and increased average interest rates.

      The effective income tax rate decreased to 34% in 2000 from 36% in 1999. This decrease is due primarily to the positive effect of reductions in European corporate tax rates on the Company's deferred income taxes in 2000. The Company expects the effective tax rate for 2001 to be approximately 33%.

      Net income increased 4.3% to $64.7 million compared to $62.0 million excluding the write-off of IPR&D recorded in 1999. Net income as reported increased 7.3% to $64.7 million in 2000 compared to $58.7 million in 1999.

                             1999 COMPARED TO 1998

Net sales in 1999 totaled $834.3 million, an increase of 16.9% when compared to net sales of $713.5 million in 1998. Net sales were negatively affected by the translation of AptarGroup's foreign sales due to the stronger U.S. dollar relative to 1998. If the U.S. dollar exchange rates had not changed from year to year, net sales for 1999 would have increased approximately 20%. Acquisitions completed in 1999 and 1998 accounted for approximately $103 million of the $120.8 million increase in sales. Core Sales growth for the year was approximately 6%. Core Sales of pumps to the fragrance/cosmetic market were slow in the first half of 1999 and began to rebound during the second half. In addition, U.S. sales of dispensing closures across all markets were negatively affected by the implementation of an enterprise wide information system in the second quarter of 1999. Offsetting these negative effects was the increase of pump and metered valve sales to the pharmaceutical industry.


AptarGroup                                                                    57

The following table sets forth (in thousands of dollars), for the periods indicated, net sales by geographic location.

                               1999     % of Total          1998     % of Total
-------------------------------------------------------------------------------
Domestic                  $ 332,986            40%      $271,960            38%
Europe                      449,824            54%       404,292            57%
Other Foreign                51,507             6%        37,254             5%

      Cost of sales as a percent of net sales remained constant in 1999 at 62.3%. The negative effects of increases in raw material costs in 1999 on the LIFO inventory valuation in the U.S., particularly plastic resin, was primarily offset by productivity increases, selected price increases, and the mix of products sold.

      SG&A decreased slightly as a percent of net sales in 1999 to 16.5% from 16.7% in 1998. The decrease was primarily due to the acquisitions in 1999, which had lower SG&A as a percentage of sales.

      Depreciation and amortization increased $14.1 million to $68.7 million in 1999 from $54.4 million recorded in 1998. The primary reasons for the increase in depreciation and amortization are an increase in goodwill amortization and depreciation expense related to the acquisitions made in 1999 and the increased depreciation due to plant and geographic expansions in 1999 and 1998.

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

      Net other expenses, excluding the write-off of IPR&D, increased to $13.4 million in 1999 from $5.9 million in 1998 excluding the lawsuit settlement. The change was due primarily to the increased Net Interest Expense of approximately $7.8 million related to the acquisitions made in 1999 and late 1998.

      The effective income tax rate decreased to 36.0% in 1999 from 38.7% in 1998. The ongoing rationalization of tax rates combined with the mix of income earned, and a decrease in effective corporate tax rates in both France and Germany, helped contribute to the decrease in the effective tax rate. Offsetting the positive impacts on the effective tax rate is the non-deductible write-off of IPR&D and goodwill amortization associated with the acquisitions in 1999.

      Excluding the effects of the IPR&D write-off in 1999 and the lawsuit settlements in 1998 mentioned above, net income increased 13% to $62.0 million compared to $54.7 million recorded in 1998. Net income as reported decreased 3.5% to $58.7 million in 1999 compared to $60.8 million in 1998.

58                                                                    AptarGroup

                               FOREIGN CURRENCY

A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial conditions and results of operations of AptarGroup's foreign entities. The Company's primary foreign exchange exposure is to the Euro, but the Company also has foreign exchange exposure to South American and Asian currencies as well as the British Pound. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on the Company's financial condition and results of operations. Conversely, a weakening U.S. dollar has an additive effect.

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

     The table below provides information as of December 31, 2000 about the Company's forward currency exchange contracts. All the contracts expire before the end of the third quarter of 2001.

                                                                    Average
                                                                Contractual
Buy/Sell                                   Contract Amount    Exchange Rate
---------------------------------------------------------------------------
EURO/USD                                          $ 15,254            .8702
GBP/EURO                                             4,215            .6037
EURO/GBP                                             1,475           1.6662
EURO/YEN                                             1,393            .0106
Other                                                1,101                -
                                                  --------
Total                                             $ 23,438
                                                  ========

      The other contracts in the above table represent contracts to buy or sell various other currencies (principally Swiss and Australian). If the Company cancelled the forward exchange contracts at December 31, 2000, the Company would have received approximately $1.1 million based on the fair value of the contracts on that date.

     All forward exchange contracts outstanding as of December 31, 1999 had an aggregate contract amount of $31.0 million.

     The Company has a cross-currency interest rate swap to hedge an intercompany lending transaction. This swap requires the Company to pay principal of 26.5 million French Francs plus interest at 8% and receive principal of $5.4 million plus interest at 7.08% through 2005. If the Company canceled the swap at December 31, 2000, the Company would have received approximately $1.4 million based on the fair value of the swap on that date.

AptarGroup                                                                    59

     At December 31, 2000, the Company has fixed-to-variable interest rate swap agreements with a notional principal value of $50 million which require the Company to pay an average variable interest rate of 6.61% and receive a fixed rate of 6.62%. The variable rates are adjusted semiannually based on London Interbank Offered Rates ("LIBOR"). Variations in market interest rates would produce changes in the Company's net income. If interest rates increase by 10%, net income related to the interest rate swap agreements would decrease by approximately $0.2 million assuming a tax rate of 34%. If the Company canceled the swaps at December 31, 2000, the Company would have received approximately $1.9 million based on the fair value of the swaps on that date.

                        LIQUIDITY AND CAPITAL RESOURCES

Net cash generated from operating activities rose to $127.8 million in 2000 compared to $118.4 million and $85.0 million in 1999 and 1998, respectively. In each of these years, cash flow from operations was primarily derived from earnings before depreciation and amortization. During 2000, the Company utilized the majority of such cash flows to finance capital expenditures, repurchase Company stock, fund acquisitions and invest in affiliates. Cash and equivalents were $55.6 million at December 31, 2000 versus $32.4 million at December 31, 1999 and $25.2 million at December 31, 1998.

     Working capital increased $13.1 million to $204.4 million at December 31, 2000 compared to $191.3 million and $149.2 million at December 31, 1999 and 1998, respectively. The majority of the increase in working capital was due to higher accounts receivable and inventory balances partially offset by higher accounts payable, accrued liabilities, and taxes payable in 2000.

     The Company used $97.7 million in cash for investing activities during 2000 compared to $232.7 million and $98.9 million during 1999 and 1998, respectively. The significant decrease in cash used for investing activities was due to fewer acquisitions made in 2000 versus 1999 and 1998. Capital expenditures totaled $93.9 million in 2000 as the Company continued to invest in property, plant and equipment primarily for product line enhancements, new products and capacity increases, compared to $88.6 million and $79.8 million in 1999 and 1998, respectively. Cash outlays for capital expenditures for 2001 are estimated to be approximately $90 million.

     During the third quarter, the Company contributed assets worth approximately $7.4 million and liabilities worth approximately $2.4 million into a joint venture to produce airless pump dispensing systems. Prior to creating the joint venture, the Company had annual sales of approximately $15 million of airless dispensing systems that are now sold as part of the joint venture and are therefore no longer included in net sales. The impact on profitability in 2000 was not significant. Profits derived from the joint venture are now shown in the income statement in equity in results of affiliates.

60                                                                    AptarGroup

     Net cash (used) provided by financing activities was ($5.7) million in 2000, compared to $124.1 million and $20.4 million provided in 1999 and 1998, respectively. The net cash used by financing activities in 2000 was primarily due to the Company's stock repurchase program and the repayment of long-term debt. The Board of Directors authorized in 1999 the repurchase of a maximum of one million shares of the Company's outstanding shares. As of December 31, 2000, all one million shares have been repurchased for an aggregate amount of $25.0 million. In the fourth quarter of 2000, the Board of Directors authorized the repurchase of an additional two million shares of the Company's outstanding shares. As of December 31, 2000, no shares were repurchased from this additional two million share authorization. The ratio of the Company's total interest bearing debt net of cash to total capitalization net of cash was 35.0% and 36.2% as of December 31, 2000 and 1999, respectively.

     In May 1999, the Company entered into a $107 million, twelve-year private debt placement agreement. The private placement is comprised of $107 million of 6.62% senior unsecured notes. The notes will be repaid in equal annual installments of $21.4 million beginning on May 30, 2007 and ending on May 30, 2011.

     During the third quarter of 1999, the Company entered into interest rate swap agreements with two different banks for a notional amount of $25 million each or a total of $50 million. The agreements swapped the 6.62% fixed interest rate on the private placement described above for variable floating rates equal to the six month LIBOR less a spread ranging from 8.25 to 10.5 basis points. The amortization schedule for the swap agreements was designed to match the amortization of the underlying private placement.

     The Company amended its multi-year, multi-currency unsecured revolving credit agreement in December of 2000 to increase maximum borrowings allowed from $75 million to $100 million. Under this credit agreement, interest on borrowings is payable at a rate equal to LIBOR plus an amount based on the financial condition of the Company. At December 31, 2000, the amount unused and available under this agreement was $15 million. The Company is required to pay a fee for the unused portion of the commitment. The agreement expires on June 30, 2004. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. As it is management's intent to do so, an additional $15 million of short-term obligations representing the unused and available amount under the credit agreement have been reclassified as long-term obligations as of December 31, 2000.

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

AptarGroup                                                                    61

                       ADOPTION OF ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the effective date of which was amended in September 1999 by SFAS No. 137). This Statement was further amended in June 2000 by SFAS No. 138. SFAS No. 133 and the amendments found in SFAS No. 138 require that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Periodic changes in fair value of these instruments must be recognized in results of operations unless they qualify for hedge accounting treatment. The Company has assessed the impact it will have on the financial position and results of operations, and determined that it will not have a material impact on the financial statements. The Company will implement SFAS No. 133 and the amendments found in SFAS No. 138 on January 1, 2001.

                                    OUTLOOK

The demand for the Company's fragrance/cosmetic pump products continues to remain strong worldwide heading into 2001. While many of the Company's customers in this market are optimistic about sales growth in 2001, it is still too early to project whether this strength will continue throughout all of 2001. Sales of the Company's products to the U.S. personal care market appears to be improving as incoming orders for the first quarter are increasing. Sales of the Company's products to the personal care market in Europe also continues to remain strong. Sales growth rates of the Company's pharmaceutical products are expected to exceed prior year levels. The sales of the Company's products to other markets are showing signs of growth in 2001.

     The Company saw an increase in the cost of its raw materials in 2000, in particular plastic resins and metal components. To help offset this increase in costs, the Company announced selected selling price increases in 2000, but the net effect had a slightly negative impact on operating margins. The Company has also announced additional price increases in the first quarter of 2001. The impact that these price increases will have on the 2001 results is still not known at this time.

     The Company expects to increase annual earnings in the range of 10 percent to 15 percent in 2001 based upon the following factors:

     .  The sales growth mentioned above,
     . Anticipated cost savings of nearly $5 million targeted for the U.S. personal care market,
     . An expected reduction of the effective income tax rate of 1% and . Expected interest rate reductions.

     Many economists are predicting a slowdown in the U.S. economy in 2001. Currently the Company has not seen any significant impact on its incoming order patterns in the U.S. If the economic slowdown accelerates or is sharper than anticipated, this may have a negative impact on the Company's results.

62                                                                    AptarGroup

     The Company is expecting to continue to expand geographically in 2001, particularly into Asia and South America. Investments may be made in countries that may not be as politically stable as the U.S. or the western European countries. The Company intends to monitor its exposure in these other countries to minimize risk.

     The European Community introduced a common European monetary unit called the Euro effective January 1, 1999. Several of the Company's major European subsidiaries have converted their accounting systems to Euro and have not experienced any material effect on the results of operations. The Company's remaining European subsidiaries are expected to convert their systems in 2001. As more customers and suppliers convert to a single currency in the future, the Company may experience selling price or cost impacts. The Company believes that any negative impact coming from price adjustments will be more than offset by the increase in consumer demand that a stronger European Community will bring in the future.

     The Company in some cases sells products denominated in a currency different than the currency in which the respective costs are incurred. Changes in exchange rates on such inter-country sales impacts the Company's results of operations.

                          FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis and certain other sections of this annual report contain forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on management's beliefs as well as assumptions made by and information currently available to management. Accordingly, the Company's actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in the Company's operations and business environment, including, among other factors, government regulation including tax rate policies, competition and technological change, intellectual property rights, the failure by the Company to produce anticipated cost savings or improve productivity, the timing and magnitude of capital expenditures and acquisitions, currency exchange rates, interest rates, economic and market conditions in the United States, Europe and the rest of the world, changes in customer spending levels, the demand for existing and new products, the cost and availability of raw materials, the successful integration of the Company's acquisitions, and other risks associated with the Company's operations. Although the Company believes that its forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements.

AptarGroup                                                                    63