Form 10-K, Exhibit 13
period 2001-12-31
APTARGROUP INC
filed 2002-03-22
CIK 896622

     Exhibit 13

     CONSOLIDATED BALANCE SHEETS
     (In thousands, except per share amounts)

     December 31,                                                        2001        2000
     ------------------------------------------------------------------------------------
     ASSETS

     CURRENT ASSETS:
     Cash and equivalents                                           $  48,013   $  55,559
     Accounts and notes receivable, less allowance for doubtful
        accounts of $7,366 in 2001 and $6,927 in 2000                 185,131     210,794
     Inventories                                                      120,531     121,522
     Prepayments and other                                             21,240      19,674
                                                                    ---------   ---------
                                                                      374,915     407,549
                                                                    ---------   ---------
     PROPERTY, PLANT AND EQUIPMENT:
     Buildings and improvements                                       127,017     108,905
     Machinery and equipment                                          690,882     665,991
                                                                    ---------   ---------
                                                                      817,899     774,896

     Less: Accumulated depreciation                                  (441,829)   (402,412)
                                                                    ---------   ---------
                                                                      376,070     372,484
     Land                                                               5,032       4,949
                                                                    ---------   ---------
                                                                      381,102     377,433
                                                                    ---------   ---------
     OTHER ASSETS:
     Investments in affiliates                                          9,894      11,127
     Goodwill, less accumulated amortization
        of $16,332 in 2001 and $13,093 in 2000                        122,569     127,754
     Miscellaneous                                                     26,847      28,376
                                                                    ---------   ---------
                                                                      159,310     167,257
                                                                    ---------   ---------

     TOTAL ASSETS                                                   $ 915,327   $ 952,239
                                                                    =========   =========

     See accompanying notes to consolidated financial statements.

52   AptarGroup: Consolidated Balance Sheets

     Exhibit 13

     CONSOLIDATED BALANCE SHEETS
     (In thousands, except per share amounts)

     December 31,                                                          2001         2000
     ---------------------------------------------------------------------------------------
     LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES:

     Notes payable                                                   $        -     $ 29,248
     Current maturities of long-term obligations                         13,168       10,326
     Accounts payable and accrued liabilities                           140,983      163,528
                                                                     ----------     --------
                                                                        154,151      203,102
                                                                     ----------     --------
     LONG-TERM OBLIGATIONS                                              239,387      252,752
                                                                     ----------     --------

     DEFERRED LIABILITIES AND OTHER:
     Deferred income taxes                                               28,026       35,873
     Retirement and deferred compensation plans                          17,418       12,597
     Minority interests                                                   5,099        5,050
     Deferred and other non-current liabilities                           2,042        2,325
                                                                     ----------     --------
                                                                         52,585       55,845
                                                                     ----------     --------
     STOCKHOLDERS' EQUITY:

     Preferred stock, $.01 par value, 1 million shares
        authorized, none outstanding                                          -            -
     Common stock, $.01 par value, 99 million shares
        authorized, 37.0 and 36.6 million outstanding in 2001
        and 2000, respectively                                              370          366
     Capital in excess of par value                                     122,926      115,034
     Retained earnings                                                  490,229      439,258
     Accumulated other comprehensive income                            (114,402)     (89,163)
     Less: Treasury stock at cost, 1.2 and 1.0 million shares
        in 2001 and 2000, respectively                                  (29,919)     (24,955)
                                                                     ----------     --------
                                                                        469,204      440,540
                                                                     ----------     --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $  915,327     $952,239
                                                                     ==========     ========

     See accompanying notes to consolidated financial statements.

                                     Consolidated Balance Sheet: AptarGroup   53

     CONSOLIDATED STATEMENTS OF INCOME
     (In thousands, except per share amounts)

     Years Ended December 31,                                            2001          2000          1999
     ----------------------------------------------------------------------------------------------------
     NET SALES                                                     $  891,986    $  883,481    $  834,317
                                                                   ----------    ------------------------
     OPERATING EXPENSES:
     Cost of sales                                                    562,814       553,642       519,704
     Selling, research & development, and administrative              146,137       145,000       137,507
     Depreciation and amortization                                     73,584        70,949        68,670
     Strategic Initiative charges                                       7,583             -             -
                                                                   ----------    ------------------------
                                                                      790,118       769,591       725,881
                                                                   ----------    ------------------------
     OPERATING INCOME                                                 101,868       113,890       108,436
                                                                   ----------    ------------------------
     OTHER INCOME (EXPENSE):
     Interest expense                                                 (15,572)      (19,002)      (14,246)
     Interest income                                                    1,822         1,764         1,170
     Equity in results of affiliates                                     (248)          506          (918)
     Minority interests                                                  (564)         (756)         (160)
     Miscellaneous, net                                                 1,049         1,520           796
     In-process research and development write-off                          -             -        (3,300)
                                                                   ----------    ------------------------
                                                                      (13,513)      (15,968)      (16,658)
                                                                   ----------    ------------------------
     INCOME BEFORE INCOME TAXES                                        88,355        97,922        91,778
     PROVISION FOR INCOME TAXES                                        29,447        33,256        33,066
                                                                   ----------    ------------------------
     NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
      ACCOUNTING PRINCIPLE FOR DERIVATIVE INSTRUMENTS AND
      HEDGING ACTIVITIES                                               58,908        64,666        58,712
     CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE                (64)            -             -
                                                                   ----------    ------------------------
     NET INCOME                                                    $   58,844    $   64,666    $   58,712
                                                                   ==========    ========================
     NET INCOME PER COMMON SHARE
      Basic                                                        $     1.64    $     1.80    $     1.62
                                                                   ==========    ========================
      Diluted                                                      $     1.61    $     1.78    $     1.59
                                                                   ==========    ========================

     See accompanying notes to consolidated financial statements.


54   AptarGroup: Consolidated Statements of income

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     (In thousands, brackets denote cash outflows)

     Years Ended December 31,                                            2001          2000          1999
     ----------------------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING  ACTIVITIES:
     Net income                                                    $   58,844      $ 64,666    $   58,712
     ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
        PROVIDED BY OPERATIONS:
        Depreciation                                                   68,832        65,987        64,405
        Amortization                                                    4,752         4,962         4,265
        Provision for bad debts                                         1,879         1,849           679
        Strategic Initiative charges                                    7,583             -             -
        Minority interests                                                564           756           160
        Cumulative effect of accounting change                             64             -             -
        Deferred income taxes                                          (4,723)        3,870         5,615
        Retirement and deferred compensation plans                      2,255          (828)        1,030
        Equity in results of affiliates in excess of cash
          distributions received                                          300          (389)          918
        In-process research & development write-off                         -             -         3,300
        CHANGES IN BALANCE SHEET ITEMS, EXCLUDING EFFECTS
          FROM ACQUISITIONS AND FOREIGN CURRENCY ADJUSTMENTS:
          Accounts and notes receivable                                12,839       (34,388)       (8,422)
          Inventories                                                  (4,766)      (19,625)       (6,684)
          Prepaid and other current assets                             (3,053)         (535)       (4,841)
          Accounts payable and accrued liabilities                    (15,942)       27,920        (3,291)
          Income taxes payable                                         (3,405)       18,517        (7,551)
          Other changes, net                                            1,855        (4,964)       10,137
                                                                   ----------    ------------------------
        NET CASH PROVIDED BY OPERATIONS                               127,878       127,798       118,432
                                                                   ----------    ------------------------

     CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                             (92,221)      (93,933)      (88,594)
     Disposition of property and equipment                              1,477         2,906         2,154
     Acquisition of businesses                                              -        (2,271)     (144,189)
     Investments in affiliates                                            (69)       (3,788)       (2,000)
     Collection (issuance) of notes receivable, net                       314          (657)          (59)
                                                                   ----------    ------------------------
        NET CASH USED BY INVESTING ACTIVITIES                         (90,499)      (97,743)     (232,688)
                                                                   ----------    ------------------------
     CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable                                            -        29,828             -
     Repayments of notes payable                                      (31,087)            -        (4,089)
     Proceeds from long-term obligations                                6,420         3,116       156,639
     Repayments of long-term obligations                              (12,380)      (14,876)      (18,965)
     Dividends paid                                                    (7,873)       (7,170)       (6,532)
     Proceeds from stock option exercises                               7,896         2,114         3,228
     Purchase of treasury stock                                        (4,964)      (18,743)       (6,212)
                                                                   ----------    ------------------------
        NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES              (41,988)       (5,731)      124,069
                                                                   ----------    ------------------------
     EFFECT OF EXCHANGE RATE CHANGES ON CASH                           (2,937)       (1,181)       (2,556)
                                                                   ----------    ------------------------
     NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS                   (7,546)       23,143         7,257
     CASH AND EQUIVALENTS AT BEGINNING OF PERIOD                       55,559        32,416        25,159
                                                                   ----------    ------------------------
     CASH AND EQUIVALENTS AT END OF PERIOD                         $   48,013    $   55,559    $   32,416
                                                                   ==========    ========================

     SUPPLEMENTAL CASH FLOW DISCLOSURE:
        Interest paid                                              $   15,963    $   19,616    $   12,178
        Income taxes paid                                          $   39,171    $   25,275    $   35,445
     SUPPLEMENTAL NON-CASH INVESTING ACTIVITIES:
        Net assets contributed to joint venture                    $        -    $    5,000    $        -

     See accompanying notes to consolidated financial statements.


                          Consolidated Statements of Cash Flows: AptarGroup   55

     CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
     Years Ended December 31, 2001, 2000 and 1999
     (In thousands)

                                                                Comprehensive         Total
                                                                       Income        Equity
     --------------------------------------------------------------------------------------
     BALANCE - DECEMBER 31, 1998                                                 $  415,508
     Net income                                                    $   58,712        58,712
     Foreign currency translation adjustments                         (48,418)      (48,418)
                                                                   ----------
     Comprehensive income                                          $   10,294
                                                                   ==========
     Stock option exercises                                                           3,228
     Stock issued for acquisitions                                                    3,983
     Cash dividends declared on common stock                                         (6,532)
     Treasury stock purchased                                                        (6,212)
                                                                                 ----------
     BALANCE - DECEMBER 31, 1999                                                    420,269
     Net income                                                    $   64,666        64,666
     Foreign currency translation adjustments                         (20,596)      (20,596)
                                                                   ----------
     Comprehensive income                                          $   44,070
                                                                   ==========

     Stock option exercises                                                           2,114
     Cash dividends declared on common stock                                         (7,170)
     Treasury stock purchased                                                       (18,743)
                                                                                 ----------
     BALANCE - DECEMBER 31, 2000                                                    440,540
     Net income                                                    $   58,844        58,844
     Foreign currency translation adjustments                         (23,440)      (23,440)
     Minimum pension liability adjustment                              (1,799)       (1,799)
                                                                   ----------
     Comprehensive income                                          $   33,605
                                                                   ==========
     Stock option exercises                                                           7,896
     Cash dividends declared on common stock                                         (7,873)
     Treasury stock purchased                                                        (4,964)
                                                                                 ----------

     BALANCE - DECEMBER 31, 2001                                                 $  469,204
                                                                                 ==========

     See accompanying notes to consolidated financial statements.

56   AptarGroup: Consolidated financial statements.

                       Accumulated
                             Other          Common                       Capital in
       Retained      Comprehensive           Stock        Treasury        Excess of
       Earnings             Income       Par Value           Stock        Par Value
     ------------------------------------------------------------------------------
     $  329,582         $  (20,149)     $      361      $        -       $  105,714
         58,712
                           (48,418)



                                                 2                            3,226
                                                 2                            3,981
         (6,532)
                                                            (6,212)
     ------------------------------------------------------------------------------
        381,762            (68,567)            365          (6,212)         112,921
         64,666
                           (20,596)





                                                 1                            2,113
         (7,170)
                                                           (18,743)
     ------------------------------------------------------------------------------
        439,258            (89,163)            366         (24,955)         115,034
         58,844
                           (23,440)
                            (1,799)



                                                 4                            7,892
         (7,873)
                                                            (4,964)
     ------------------------------------------------------------------------------

     $  490,229         $ (114,402)     $      370      $  (29,919)      $  122,926
     ==============================================================================


                   Consolidated Statements of Changes in Equity: AptarGroup   57

     Notes to Consolidated Financial Statements
     (In thousands, except per share amounts or other wise indicated)


     NOTE 1: Summary of Significant Accounting Policies

     Nature of Business

     AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in the fragrance/cosmetic, personal care, pharmaceutical, household and food/beverage industries. The Company has manufacturing facilities located throughout the world including North America, Europe, Asia and South America.

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

58   AptarGroup: Notes to Consolidated Financial Statements

     Accounting Estimates

     The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

     Investments in Affiliated Companies

     The Company accounts for its investments in 20% to 50% owned affiliated companies using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company. Dividends from affiliated companies received in 2001, 2000 and 1999 amounted to $52, $117, and $0 respectively.

     Property and Depreciation

     Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

     Intangible Assets

     Management believes the excess purchase price over the fair value of the net assets acquired ("Goodwill") in purchase transactions has continuing value. It has been the Company's policy to amortize such costs over lives ranging from 10 to 40 years using the straight-line method through 2001. Other intangibles, consisting of patents, non-compete agreements and license agreements, acquired in purchase transactions or developed, are capitalized and amortized over their useful lives. Management assesses the value of the recorded Goodwill and other intangibles using projected undiscounted cash flows to determine if impairment has occurred when underlying conditions warrant. It is management's opinion that no such impairment exists as of December 31, 2001.

     Significant Accounting Policies Not Yet Adopted

     The Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first quarter of 2002. This statement eliminates the requirement that Goodwill and indefinite lived intangible assets arising from a business combination be amortized and charged to expense over time. Instead, the Goodwill and indefinite lived intangible assets must be tested annually, or as circumstances dictate, for impairment. Management has performed an analysis of the fair values of its reporting units. The fair

                     Notes to Consolidated Financial Statements: AptarGroup   59
     values of the reporting units exceed the carrying values and therefore, no impairment of Goodwill will be reported in the first quarter of 2002. The Company recorded amortization of Goodwill of approximately $3.6 million per year on a pre-tax basis and $3.5 million on an after-tax basis in 2001.

     Derivatives Instruments and Hedging Activities

     Derivative financial instruments are recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

     Research & Development Expenses

     Research and development costs are expensed as incurred. These costs amounted to $25,913, $26,887, and $25,611 in 2001, 2000 and 1999,
     respectively. The 1999 amount excludes the $3,300 write-off of purchased in-process research and development ("IPR&D") costs described in Note 3.

     Income Taxes

     A provision has not been made for U.S. or additional foreign taxes on $342,504 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested indefinitely and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

     Translation of Foreign Currencies

     The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate section of stockholders' equity. Realized and unrealized foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and are not significant to the consolidated results of operations for the years presented.

     Stock-Based Compensation

     The Company follows APB Opinion No. 25 "Accounting for Stock Issued to Employees" and the related Interpretations in accounting for its stock option plans. Since the Company's stock options have met certain criteria of APB Opinion No. 25, no compensation cost has been recognized. The required disclosure for SFAS No. 123 "Accounting for Stock-Based Compensation" can be found in Note 14.

     Revenue Recognition

     The Company's policy is to recognize revenue from product sales when the title and risk of loss has transferred to the customer and the Company has no remaining obligations regarding the transaction. The majority of the Company's products are shipped FOB shipping point and title and risk of loss transfers when the goods leave the Company's shipping location. In some instances (for example, certain cross border shipments) the shipping terms may be FOB destination. In these cases, the Company does not recognize the revenue or invoice the customer until the goods reach the customer's location.

60   AptarGroup: Notes to Consolidated Financial Statements

     NOTE 2: Acquisitions

     In the first quarter of 2000, the Company acquired the remaining 50% of a joint venture in the United States for approximately $2.3 million in cash, assumed the remaining $3.75 million in debt and entered into a license agreement with the former joint venture partner. The acquired business produces spray caps and specialty actuators for aerosol valves and pumps for the North American market. The acquisition of the remaining 50% was accounted for as a purchase business combination. Goodwill in this acquisition was approximately $2 million and is amortized on a straight-line basis over 20 years.

          During the first quarter of 1999, the Company acquired Emson Research, Inc. and related companies ("Emsar", formerly referred to as Emson) for approximately $123 million in cash and 148,371 shares of the Company's common stock (valued at approximately $4 million). Approximately $23 million of debt was assumed in the transaction. Emsar is a leading supplier of perfume pumps in the North American market and also maintains a significant position in the North American personal care and food pump markets. The Goodwill in this acquisition was approximately $86 million and is amortized on a straight-line basis over 40 years.

          During the third quarter of 1999, the Company acquired controlling interests in two companies and acquired a line of business from a third company for approximately $21 million in cash and approximately $4 million in assumed debt. The Goodwill in these acquisitions was approximately $4 million and is amortized on a straight-line basis over lives ranging from 10 to 40 years. Two of the three acquisitions involved companies that manufacture and distribute products similar to the Company's products. The third acquisition, involving a company called Microflow Engineering S.A. ("Microflow"), is a research and development company whose primary project is to develop an electronic dispensing system primarily for the pharmaceutical market. Based upon an independent appraisal, a one-time charge against pre-tax and net income of $3,300 for purchased IPR&D costs was recorded in conjunction with the purchase of 80% of this company. See
     Note 3 below for further disclosure on purchased IPR&D.

          Following are the Company's unaudited pro forma results for 2000 and 1999 assuming the acquisition occurred on January 1, 1999. The $3.3 million write-off of IPR&D in 1999 has been excluded from the pro forma results.

                                                             2000         1999
     -------------------------------------------------------------------------
     Net Sales                                          $ 883,481    $ 845,479
     Net Income                                         $  64,459    $  59,999
     Net Earnings per common share:
       Basic                                            $    1.80    $    1.65
       Diluted                                          $    1.77    $    1.62
     Weighted average shares outstanding:
       Basic                                               35,863       36,373
       Diluted                                             36,369       36,933

          These unaudited pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations, which would have actually resulted, had the combinations been in effect on January 1, 1999, or of future periods.

                     Notes to Consolidated Financial Statements: AptarGroup   61

     NOTE 3: Purchased In-Process Research and Development

     In connection with the acquisition of Microflow in 1999, the Company allocated $3,300 of the purchase price to acquired IPR&D, which was expensed as of the acquisition date. Microflow is a development company engaged primarily in the development of an electronic delivery device. This development effort is expected to be used by the Company primarily in drug delivery systems and may have applications in other markets as well. Microflow's electronic delivery device is not commercially viable at this time and has no known alternative future uses apart from use in a dispensing system. The Company acquired Microflow to expand its mechanical pump product line to include an electronic dispensing system.

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

          Estimated net cash inflows from the acquired in-process technology related to the electronic delivery device were originally projected to commence in the year 2002, peak in 2006 and steadily decline at a rate of 20% through 2011. Subsequent to the acquisition, the Company has broadened the project to include potential applications in other markets in addition to the originally intended drug delivery system. This has delayed the original cash inflow projections from 2002 to 2004. However, offsetting this delay is the expectation of additional sales volumes coming from the expanded markets to which the Company intends to sell. Overall, the Company does not believe that these changes in estimates will have a material impact on the expected return on its investment. The operating income as a percentage of sales assumption that was used is consistent with the Company's current margins of similar products. The in-process technology was essentially completed in 2000; however, there will continue to be additional development costs incurred in 2002 to adapt the technology for specific applications. These additional costs are not expected to be material. An adjustment to the appraised value of the acquired IPR&D was made to reflect the percentage of completion, which was estimated at 65%. The cash flows related to the project were discounted using a 25% discount rate.

          Management expects to continue supporting the development of the electronic delivery device and believes the Company has a reasonable chance of successfully completing the project. The failure of the project would not, however, materially impact the Company's financial position or results of operations.

     NOTE 4: Derivative Instruments and Hedging Activities

     Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative financial instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

62   AptarGroup: Notes to Consolidated Financial Statements

          In accordance with the transition provisions of SFAS No. 133, the Company recorded the following cumulative effect adjustment in earnings as of January 1, 2001:

     Related to designated fair value hedging relationships:
        Fair value of interest rate swaps                               $ 1,868
        Offsetting changes in fair value of debt                         (1,868)
     Related to foreign currency forward exchange contracts:
        Fair value of foreign currency forward exchange contracts          (965)
        Previously deferred gains and losses                              1,027
     Related to cross currency swap:
        Fair value of cross currency swap                                 1,436
        Previously deferred gains and losses                             (1,576)
     Tax effect on above items                                               14
                                                                        --------
     Total cumulative effect of adoption on net income                  $   (64)
                                                                        ========

          The Company maintains a foreign exchange risk management policy designed to establish a framework to protect the value of the Company's non-functional denominated transactions from adverse changes in exchange rates. Sales of the Company's products can be denominated in a currency different from the currency in which the related costs to produce the product are denominated. Changes in exchange rates on such inter-country sales impact the Company's results of operations. The Company's policy is not to engage in speculative foreign currency hedging activities, but to minimize its net foreign currency transaction exposure defined as firm commitments and transactions recorded and denominated in currencies other than the functional currency. The Company may use foreign currency for ward exchange contracts, options and cross currency swaps to hedge these risks.

          The Company maintains an interest rate risk management strategy to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates.

          For derivative instruments designated as hedges, the Company formally documents the nature and relationships between the hedging instruments and the hedged items, as well as the risk management objectives, strategies for undertaking the various hedge transactions, and the method of assessing hedge effectiveness. Additionally, in order to designate any derivative instrument as a hedge of an anticipated transaction, the significant characteristics and expected terms of any anticipated transaction must be specifically identified, and it must be probable that the anticipated transaction will occur.

     Fair Value Hedges

     The Company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the Company exchanges, at specified intervals, the difference between fixed-rate and floating-rate amounts, which is calculated based on an agreed upon notional amount.

          As of December 31, 2001, the Company has recorded the fair value of derivative instrument assets of $3.8 million in miscellaneous other assets with an offsetting adjustment to debt related to fixed-to-variable interest rate swap agreements with a notional principal value of $50 million. No gain or loss was recorded in the income statement in 2001 since there was no hedge ineffectiveness.

                     Notes to Consolidated Financial Statements: AptarGroup   63

     Cash Flow Hedges

     The Company did not use any cash flow hedges in 2001.

     Hedge of Net Investments in Foreign Operations

     A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of the Company's foreign entities. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on the Company's financial condition and results of operations. Conversely, a weakening U.S. dollar has an additive effect. The Company in some cases maintains debt in these subsidiaries to offset the net asset exposure. The Company does not otherwise actively manage this risk using derivative financial instruments. In the event the Company plans on a full or partial liquidation of any of its foreign subsidiaries where the Company's net investment is likely to be monetized, the Company will consider hedging the currency exposure associated with such a transaction.

     Other

     As of December 31, 2001, the Company has recorded the fair value of foreign currency forward exchange contracts of $205 in accounts payable and accrued liabilities and $87 in prepayments and other in the balance sheet. All forward exchange contracts outstanding as of December 31, 2001 had an aggregate contract amount of $20.4 million.

     NOTE 5: Inventories

     At December 31, 2001 and 2000, approximately 23% and 25%, respectively, of the total inventories are accounted for by the LIFO method. Inventories, by component, consisted of:

                                                            2001           2000
     --------------------------------------------------------------------------
     Raw materials                                     $  45,370      $  55,429
     Work-in-process                                      24,599         20,975
     Finished goods                                       51,446         46,805
                                                       ---------      ---------
        Total                                          $ 121,415      $ 123,209
     Less LIFO reserve                                      (884)        (1,687)
                                                       ---------      ---------
        Total                                          $ 120,531      $ 121,522
                                                       =========      =========

     NOTE 6: Accounts Payable and Accrued Liabilities

     At December 31, 2001 and 2000, accounts payable and accrued liabilities consisted of the following:

                                                           2001           2000
     --------------------------------------------------------------------------
     Accounts payable, principally trade               $  68,935      $  84,085
     Accrued employee compensation costs                  33,507         32,841
     Other accrued liabilities                            38,541         46,602
                                                       ---------      ---------
        Total                                          $ 140,983      $ 163,528
                                                       =========      =========

64   AptarGroup: Notes to Consolidated Financial Statements

     NOTE 7: Income Taxes

     Income before income taxes consists of:

                                                              2001          2000         1999
     ----------------------------------------------------------------------------------------
     Domestic                                             $  6,174      $ 11,017     $ 27,350
     Foreign                                                82,181        86,905       64,428
                                                          --------      ---------------------
        Total                                             $ 88,355      $ 97,922     $ 91,778
                                                          ========      =====================
     The provision for income taxes is comprised of:

                                                              2001          2000         1999
     ----------------------------------------------------------------------------------------
     CURRENT:

     Federal                                              $  5,953      $  3,449     $  8,462
     State/Local                                             1,264            52          997
     Foreign                                                26,953        25,885       17,992
                                                          --------      ---------------------
                                                            34,170        29,386       27,451
                                                          --------      ---------------------

     DEFERRED:

     Federal/State                                          (4,247)          969          934
     Foreign                                                  (476)        2,901        4,681
                                                          --------      ---------------------
                                                            (4,723)        3,870        5,615
                                                          --------      ---------------------
     Total                                                $ 29,447      $ 33,256     $ 33,066
                                                          ========      =====================

          The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 2001, 2000 and 1999 to income before income taxes is as follows:

                                                              2001          2000         1999
     ----------------------------------------------------------------------------------------
     Income tax at statutory rate                         $ 30,924      $ 34,273     $ 32,122
     State income taxes, net of federal benefit                879            34          746
     Deferred tax impact due to foreign rate changes             -        (1,126)           -
     Rate differential on earnings of foreign operations    (2,286)         (506)         348
     Other items, net                                          (70)          581         (150)
                                                          --------      ---------------------
     Actual income tax provision                          $ 29,447      $ 33,256     $ 33,066
                                                          ========      =====================
     Effective income tax rate                                33.3%         34.0%        36.0%

                     Notes to Consolidated Financial Statements: AptarGroup   65

          Significant deferred tax assets and liabilities as of December 31, 2001 and 2000 are comprised of the following temporary differences:

                                                              2001         2000
     --------------------------------------------------------------------------
     DEFERRED TAX ASSETS:
     Net operating loss carryforwards                     $  1,419     $  1,507
     Asset bases differentials                               1,392        1,757
     Pensions                                                2,637        1,136
     Bad debt reserve                                        1,557        1,746
     Other                                                   7,153        8,577
                                                          --------     --------
     Total deferred tax assets                              14,158       14,723
                                                          --------     --------
     DEFERRED TAX LIABILITIES:
     Depreciation                                           28,060       32,997
     Leases                                                  3,489        3,317
     Other                                                   2,031        5,768
                                                          --------     --------
     Total deferred tax liabilities                         33,580       42,082
                                                          --------     --------
     Net deferred tax liabilities                         $ 19,422     $ 27,359
                                                          ========     ========

          On December 31, 2001, the Company had foreign tax net operating loss carryforwards of approximately $2,207, which have an indefinite carryforward period and approximately $1,263, which expire beginning in 2003 through 2007.

          The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $1,353 would become payable at the time the income is distributed.

     NOTE 8: Debt

     The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 5.6% and 7.1% for 2001 and 2000, respectively. There are no compensating balance requirements associated with short-term borrowings. At December 2001 and 2000, the Company had a multi-year, multi-currency unsecured revolving credit agreement allowing borrowings of up to $100 million. Under this credit agreement, interest on borrowings is payable at a rate equal to London Interbank Offered Rates "LIBOR" plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 2001, 2000 and 1999 were not significant. The agreement expires on June 30, 2004. The amount used under this agreement was $76 million and $85 million at December 31, 2001 and 2000, respectively. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. Since management has the ability and intent to do so, short-term obligations of $76 million and $85 million have been recorded as long-term obligations and an additional $24 million and $15 million of short-term debt obligations representing the unused and available amount under the revolving credit agreement have been reclassified as long-term obligations as of December 31, 2001 and 2000, respectively.

66   AptarGroup: Notes to Consolidated Financial Statements

          The revolving credit and the senior unsecured debt agreements contain covenants with which the Company is in compliance that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

          At December 31, the Company's long-term obligations consisted of the following:

                                                                              2001         2000
     ------------------------------------------------------------------------------------------
     Borrowing under revolving credit agreement 2.7% and 7.5%
        at December 31, 2001 and 2000                                    $  76,000    $  85,000
     Notes payable 0.5% - 5.8%, due in monthly and annual
        installments through 2009                                           11,528       17,137
     Senior unsecured debt 7.1%, due in installments through 2005           14,286       17,857
     Senior unsecured notes 6.6%, due in equal annual installments
        through 2011                                                       110,751      107,000
     Mortgages payable 2.1% - 8.0%, due in monthly and annual
        installments through 2008                                            6,007        8,970
     Industrial revenue bond, interest at 79% of prime,
        (which was 7.4% at December 31, 2000)                                    -          333
     Capital lease obligations                                               9,983       11,781
                                                                         ---------    ---------
                                                                           228,555      248,078
     Less current portion                                                  (13,168)     (10,326)
     Reclass of short-term obligations                                      24,000       15,000
                                                                         ---------    ---------
     Total long-term obligations                                         $ 239,387    $ 252,752
                                                                         =========    =========

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

          Aggregate long-term maturities, excluding capital lease obligations and the reclassifications of short-term obligations, due annually for the five years beginning in 2002 are $11,856, $5,912, $81,474, $7,119 and
     $112,211 thereafter.

     NOTE 9: Lease Commitments

     The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. The Company has an option on one building lease to purchase the building during or at the end of the term of the lease at approximately the amount expended by the lessor for the purchase of the building and improvements. If the Company does not exercise the purchase option by the end of the lease, the Company may be required to pay an amount not to exceed $9.5 million. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $13,370, $12,228 and $10,170 in 2001, 2000 and 1999, respectively.

                     Notes to Consolidated Financial Statements: AptarGroup   67

          Assets recorded under capital leases consist of:

                                                              2001         2000
     --------------------------------------------------------------------------
     Buildings                                            $ 16,719     $ 14,296
     Machinery and equipment                                 7,364        9,007
                                                          --------     --------
                                                            24,083       23,303
     Accumulated depreciation                              (11,716)     (11,506)
                                                          --------     --------
                                                          $ 12,367     $ 11,797
                                                          ========     ========

          Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

                                                                Capital    Operating
                                                                 Leases       Leases
                                                               --------    ---------
     2002                                                      $  1,889     $  8,145
     2003                                                         1,676        6,544
     2004                                                         2,045        5,824
     2005                                                         1,320        4,551
     2006                                                         1,332        3,814
     Subsequent to 2006                                           3,952        3,649
                                                               --------     --------
     Total minimum lease payments                                12,214     $ 32,527
                                                                            ========
     Amounts representing interest                               (2,231)
                                                               --------
     Present value of future minimum lease payments               9,983
     Less amount due in one year                                 (1,312)
                                                               --------
        Total                                                  $  8,671
                                                               ========

     NOTE 10: Retirement and Deferred Compensation Plans

     The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA. Certain pension commitments under its foreign plans are also funded. Changes in the benefit obligation and plan assets of the Company's domestic and foreign plans are as follows:

68   AptarGroup: Notes to Consolidated Financial Statements

                                                                       2001      2000
                                                                   --------  --------
     CHANGE IN BENEFIT OBLIGATION:
     Benefit obligation at beginning of year                       $ 32,645  $ 30,833
     Service cost                                                     2,133     1,650
     Interest cost                                                    2,059     1,759
     Amendments/new plan participants                                   581       237
     Actuarial loss                                                   3,100     1,025
     Benefits paid                                                   (1,754)   (2,278)
     Foreign currency translation adjustment                           (673)     (581)
                                                                   --------  --------
     Benefit obligation at end of year                             $ 38,091  $ 32,645
                                                                   ========  ========

     CHANGE IN PLAN ASSETS:
     Fair value of plan assets at beginning of year                $ 25,426  $ 22,505
     Actual return on plan assets                                      (276)    3,144
     Employer contribution                                              704     1,625
     Benefits paid with plan assets                                  (1,232)   (1,848)
     Foreign currency translation adjustment                           (139)        -
                                                                   --------  --------
     Fair value of plan assets at end of year                      $ 24,483  $ 25,426
                                                                   ========  ========

     Funded status                                                 $(13,608) $ (7,219)
     Unrecognized net actuarial loss/(gain)                           2,854    (2,476)
     Unrecognized prior service cost                                    986       514
     Unamortized net transition asset                                    34        72
                                                                   --------  --------
     Net accrued benefit cost included in the balance sheet        $ (9,734) $ (9,109)
                                                                   ========  ========

     AMOUNTS INCLUDED IN THE BALANCE SHEET CONSISTS OF:
     Accrued benefit cost                                          $(13,429) $ (9,109)
     Intangible asset                                                   805         -
     Accumulated other comprehensive loss                             2,890         -
                                                                   --------  --------
     Net accrued benefit cost included in the balance sheet        $ (9,734) $ (9,109)
                                                                   ========  ========

                                                          2001         2000      1999
     --------------------------------------------------------------------------------
     COMPONENTS OF NET PERIODIC BENEFIT COST:
     Service cost                                        $ 2,133   $  1,650   $ 1,844
     Interest cost                                         2,059      1,759     1,961
     Expected return on plan assets                       (1,811)    (1,524)   (1,503)
     Net amortized and deferred gains and losses             102        (50)       47
                                                         -------   ------------------
     Net periodic benefit cost                           $ 2,483   $  1,835   $ 2,349
                                                         =======   ==================

          The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $11.6 million, $10.6 million and $0.2 million, respectively, as of December 31, 2001. The Company did not have any plans with significant accumulated benefit obligations in excess of plan assets as of December 31, 2000.

                     Notes to Consolidated Financial Statements: AptarGroup   69

          Plan assets primarily consist of government obligations, investment grade corporate bonds and common and preferred stocks for the domestic and foreign plans. Although the proceeds of certain insurance contracts related to the Company's foreign plans could be used to partially offset pension commitments, the values of these contracts are not included in the Company's plan asset totals shown above. The projected benefit obligation for domestic plans was determined using assumed discount rates of 6.8% and 7.0% in 2001 and 2000, respectively. For the foreign plans, the projected benefit obligation was determined using assumed discount rates of 5.6% and 6.2% in 2001 and 2000, respectively. The assumed rates of increase in compensation were 4.8% for the domestic plans and 3.0%, for the foreign plans in 2001 and 2000. The expected long-term rate of return on plan assets was 8.3% in 2001 and 2000 for the domestic plans and 6.5% and 7.3% in 2001 and 2000, respectively, for the foreign plans.

          The Company has a non-qualified supplemental pension plan for domestic employees which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $679 and $520 at December 31, 2001 and 2000, respectively. This amount is included in the liability for domestic plans shown above.

          The Company also has unfunded retirement compensation arrangements with certain former employees. The cost of these retirement agreements was provided ratably over the employees' active employment. The Company has no additional postretirement or postemployment benefit plans.

     NOTE 11: Contingencies

     The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

     NOTE 12: Strategic Initiative Charges

     In April 2001, the Company announced it had begun a project ("Strategic Initiative") to improve the efficiency of operations that produce pumps for its mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative is to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, the Company closed one molding operation in the U.S. and will consolidate the molding and assembly of the base cartridge (standard internal components common to modular pumps) into one of the Company's facilities in Italy. In addition, the Company is rationalizing its mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for its modular pumps.

          Charges related to the Strategic Initiative are expected to be approximately $10 million before taxes and will consist primarily of costs related to the closing of the molding operation and discontinuance of its non-modular pumps (including asset impairment write-downs, accelerated depreciation associated with revised useful lives and utility abatement reimbursements) as well as employee severance and related benefit costs. Approximately $3 million of the charges are expected to be cash outlays while the remaining $7 million will be non-cash charges (asset impairment write-downs and accelerated depreciation associated with

70 AptarGroup: Notes to Consolidated Financial Statements revised useful lives). Approximately $9.6 million of such charges before tax and $6.0 million after-tax or approximately $0.17 per diluted share were recorded in 2001. Of the $9.6 million recorded in 2001, $1.9 million was included in the Company's depreciation and amortization expense, $0.2 million was included in the Company's cost of sales and $7.6 million was shown on a separate line of the income statement. Detail of the pre-tax charges (in thousands) is shown in the following table:

                                                    Charges for
                                      Beginning      the twelve                 Charged            Ending
                                     Reserve at    months ended       Cash      Against        Reserve at
                                         1/1/01        12/31/01       Paid       Assets         12/31/ 01
     ----------------------------------------------------------------------------------------------------
     Asset impairment
        write-downs                  $        -         $ 5,498      $   -     $ (5,498)       $        -
     Employee severance                       -             800       (331)           -               469
     Other costs                              -           1,285       (229)           -             1,056
                                     --------------------------------------------------------------------
     Subtotal                        $        -         $ 7,583      $(560)    $ (5,498)       $    1,525
     Accelerated depreciation                 -           1,857          -       (1,857)                -
     Training Costs                           -             170       (170)           -                 -
                                     --------------------------------------------------------------------
     Total Strategic Initiative
        related costs                $        -         $ 9,610      $(730)    $ (7,355)       $    1,525
                                     ====================================================================

          Charges for asset impairment write-downs are impairment charges recorded for fixed assets held and used in the manufacture of non-modular pumps. These non-modular pumps will continue to be sold during the Strategic Initiative project, but will be discontinued once adequate capacity to produce modular pumps has been established. The undiscounted expected future cash flows for products using these non-modular pumps during this phase out period were less than the carrying value of the specific identifiable assets used to generate these cash flows and thus an impairment charge was recognized in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The impairment charge of $5.5 million was calculated by subtracting the fair market value of the assets held and used in the manufacture of non-modular pumps (determined by discounting the expected future cash flows for products using these non-modular pumps) from the carrying value of these assets.

          As part of the Strategic Initiative, certain long-lived assets will be taken out of service prior to the end of their normal service period due to the plant shut down and rationalization of the product lines. Accordingly, the Company has changed the estimated useful lives of such assets, resulting in an acceleration of depreciation ("Accelerated Depreciation"), of which $1.9 million was recognized in 2001. An additional charge of approximately $139 associated with Accelerated Depreciation is expected in future periods.

          The Strategic Initiative will result in personnel reductions in the U.S. of approximately 170 people or approximately 10% of all the Company's U.S. employees. The majority of these personnel reductions will be manufacturing related with a small reduction in administrative staff. Involuntary employee severance costs are based upon a formula including salary levels and years of service. Approximately $800 has been accrued and is included in the Strategic Initiative charges shown in the income statement. Offsetting these personnel reductions will be an increase in personnel of approximately 80 people in Italy to support the centralization of the base cartridge production and assembly. As of December 31, 2001, 70 people have been terminated resulting in a cash payment of $331.

                     Notes to Consolidated Financial Statements: AptarGroup   71

          In addition to the involuntary severance costs described above, a retention or stay bonus will be paid to employees who remain with the Company during the phase-out period. This stay bonus, which is estimated to be approximately $600, is also based upon salary levels and years of service. The stay bonus is being accrued over the future periods in which the employees earn the benefits.

          Approximately $485 of the stay bonus was accrued in 2001, of which approximately $229 was paid. In addition, as a result of closing down the molding operation, the Company will be required to refund an abatement of approximately $500 to a utility provider and expects to spend approximately $300 to refurbish the leased molding facility that is being vacated. These charges are included in other costs in the preceding table.

          During 2001, approximately $170 of training costs was incurred in Italy to train the new workers who were hired to support the centralization of the base cartridge production and assembly. These training costs are included in cost of sales in the income statement. It is expected that training costs over the course of the project will cost approximately $500.

     NOTE 13: Preferred Stock Purchase Rights

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

          Each Right entitles the holder under certain circumstances to buy one two-thousandths of a share of Series A junior participating preferred stock, par value $.01 per share, at an exercise price of $35. Each share of Series A junior participating preferred stock will entitle its holder to 2,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $10 per share or 2,000 times the amount paid to holders of common stock. Currently 49,500 shares of Series A junior participating preferred stock have been reserved. The Rights will expire on April 6, 2003, unless previously exercised or redeemed at the option of the Board of Directors for $.005 per Right.

72   AptarGroup: Notes to Consolidated Financial Statements

     NOTE 14: Stock Based Compensation

     At December 31, 2001, the Company has fixed stock-based compensation plans that are discussed below. Had compensation cost for the Company's Stock Awards Plans been recorded based on the fair value at the grant dates, consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                  2001        2000         1999
     --------------------------------------------------------------------------
     NET INCOME
      As reported                             $ 58,844    $ 64,666     $ 58,712
      Pro forma                               $ 55,191    $ 61,315     $ 56,102
     BASIC EARNINGS PER SHARE
      As reported                             $   1.64    $   1.80     $   1.62
      Pro forma                               $   1.54    $   1.71     $   1.54
     DILUTED EARNINGS PER SHARE
      As reported                             $   1.61    $   1.78     $   1.59
      Pro forma                               $   1.51    $   1.69     $   1.52

          The weighted average fair value of stock options granted under the Stock Awards Plans was $11.82, $10.47 and $11.37 per share in 2001, 2000 and 1999, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                  2001        2000         1999
    ---------------------------------------------------------------------------
    STOCK AWARDS PLANS
    Dividend yield                                  .7%         .6%          .6%
    Expected stock price volatility               33.0%       32.8%        31.2%
    Risk-free interest rate                        5.2%        6.6%         4.8%
    Expected life of option (years)                7.0         7.0          7.5

          The fair value of stock options granted under the Director Stock Option Plans in 2001, 2000 and 1999 was $14.32, $12.03 and $13.48 per
     share, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                  2001        2000         1999
    ---------------------------------------------------------------------------
    DIRECTOR STOCK  OPTION PLANS
    Dividend yield                                  .8%         .7%          .6%
    Expected stock price volatility               32.4%       30.5%        33.1%
    Risk-free interest rate                        5.4%        6.7%         5.7%
    Expected life of option (years)                7.0         7.0          7.5

                     Notes to Consolidated Financial Statements: AptarGroup   73

          Under the Stock Awards Plans, the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares, which may be issued under these plans, is 6 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares subject to options under these plans is 240 thousand. Options granted under these plans become exercisable over a three year period and expire ten years after the grant date.

          A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below.

                                                                         Director Stock
                                     Stock Awards Plans                   Option Plans
                               -------------------------------    ----------------------------
                                             Option Price                       Option Price
     Option Shares                Shares      Per Share            Shares        Per Share
     -----------------------------------------------------------------------------------------
     Outstanding,
        January 1, 1999        2,289,888       $ 9.19 . $28.00     84,000      $ 9.19 . $32.38
     Granted                     550,700       $24.94 . $28.25      4,000      $    29.50
     Exercised                  (263,304)      $ 9.19 . $24.91     (2,000)     $    20.88
     Canceled                    (23,135)      $16.81 . $24.91          -
                               ---------                          -------
     Outstanding,
        December 31, 1999      2,554,149       $ 9.19 . $28.25     86,000      $ 9.19 . $32.38
     Granted                     535,800       $22.75 . $27.13      2,000      $    27.38
     Exercised                   (90,161)      $ 9.19 . $27.19     (6,000)     $    20.88
     Canceled                    (24,428)      $16.81 . $27.19          -
                               ---------                          -------
     Outstanding,
        December 31, 2000      2,975,360       $ 9.19 . $28.25     82,000      $ 9.19 . $32.38
     Granted                     534,100       $28.06 . $33.27     48,000      $    34.40
     Exercised                  (381,108)      $ 9.19 . $27.19    (30,000)     $ 9.19 . $20.88
     Canceled                    (29,255)      $ 9.19   $28.06          -
                               ---------                          -------
     Outstanding,
        December 31, 2001      3,099,097       $ 9.19 . $33.27    100,000      $ 9.19 . $34.40
                               =========                          =======

     OPTIONS EXERCISABLE
     12/31/99              1,557,631                        72,000
     12/31/00              1,929,524                        82,000
     12/31/01              2,053,301                        64,000

     AVAILABLE FOR FUTURE GRANTS
     12/31/99                970,113                        20,000
     12/31/00              2,437,610                        80,000
     12/31/01              1,917,412                        32,000

74   AptarGroup: Notes to Consolidated Financial Statements

          The following table summarizes information about stock options outstanding at December 31, 2001:

                                              Options Outstanding                   Option Exercisable
                                    -----------------------------------------  ----------------------------
                                                      Weighted-     Weighted-                     Weighted-
                                          Shares        Average       Average         Shares        Average
     Year                            Outstanding      Remaining      Exercise    Exercisable       Exercise
     Granted                         at Year-end           Life         Price    at Year-end          Price
     ------------------------------------------------------------------------------------------------------
     STOCK AWARDS PLANS
     1993                                 76,298            1.5       $  9.19         76,298        $  9.19
     1994                                170,752            2.1         10.31        170,752          10.31
     1995                                262,414            3.1         13.71        262,414          13.71
     1996                                258,368            4.1         18.00        258,368          18.00
     1997                                309,136            5.1         16.85        309,136          16.85
     1998                                467,266            6.1         24.91        467,266          24.91
     1999                                505,307            7.1         27.12        336,802          27.12
     2000                                517,806            8.1         22.76        172,265          22.76
     2001                                531,750            9.1         28.07              -              -
                                       ---------                                   ---------
                                       3,099,097            6.3       $ 21.93      2,053,301        $ 19.78
                                       =========                                   =========

     DIRECTOR STOCK OPTION PLANS
     1993                                 10,000            1.4       $  9.19         10,000        $  9.19
     1997                                 30,000            5.4         20.88         30,000          20.88
     1998                                  6,000            6.4         32.38          6,000          32.38
     1999                                  4,000            7.4         29.50          4,000          29.50
     2000                                  2,000            8.4         27.38          2,000          27.38
     2001                                 48,000            9.4         34.40         12,000          34.00
                                       ---------                                   ---------
                                         100,000            7.1       $ 27.36         64,000        $ 23.41
                                       =========                                   =========

          Restricted stock awards totaling 13,278 shares in 2001 at a fair market value of $22.88 per share and 21,331 shares in 2000 at a fair market value of $29.30 per share were issued under the Stock Awards Plans. A restricted stock grant for 200 shares was canceled in 2000. Compensation expense for the vesting of these restricted stock awards was $337, $202 and $66 for the years 2001, 2000 and 1999, respectively. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants under the Stock Awards Plans have been reduced by restricted stock awards.

                     Notes to Consolidated Financial Statements: AptarGroup   75

     NOTE 15: Earnings Per Share

     The reconciliation of basic and diluted earnings for the years ending December 31, 2001, 2000 and 1999 are as follows:

                                                              Income         Shares    Per Share
                                                           Numerator)  (Denominator)      Amount
     -------------------------------------------------------------------------------------------
     FOR THE YEAR ENDED DECEMBER 31, 2001

     BASIC EPS

      Income available to common stockholders               $ 58,844         35,805      $  1.64

     EFFECT OF DILUTIVE SECURITIES

      Stock options                                                -            724
                                                            -----------------------
     DILUTED EPS

      Income available to common stockholders               $ 58,844         36,529      $  1.61
                                                            ====================================

     FOR THE YEAR ENDED  DECEMBER 31, 2000

     BASIC EPS

      Income available to common stockholders               $ 64,666         35,863      $  1.80

     EFFECT OF DILUTIVE SECURITIES

      Stock options                                                -            506
                                                            -----------------------

     DILUTED EPS

      Income available to common stockholders               $ 64,666         36,369      $  1.78
                                                            ====================================

     FOR THE YEAR ENDED DECEMBER 31, 1999

     BASIC EPS

      Income available to common stockholders               $ 58,712         36,353      $  1.62

     EFFECT OF DILUTIVE SECURITIES

      Stock options                                                -            560
                                                            -----------------------
     DILUTED EPS

      Income available to common stockholders               $ 58,712         36,913      $  1.59
                                                            ====================================


          The per share impact of the cumulative effect of a change in accounting principle recognized in 2001, represented less than $0.01 per share.

     NOTE 16: Segment Information

     The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized primarily based upon individual business units, which resulted from historic acquisitions or internally created business units. All of the business units sell primarily dispensing systems. These business units all require similar production processes, sell to similar classes of customers and markets, use the same methods to distribute products and operate in similar regulatory environments. Based on the current economic characteristics of the Company's business units, the Company has identified two reportable segments: Dispensing Systems and SeaquistPerfect.

          The Dispensing Systems segment is an aggregate of four of the Company's five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, plastic dispensing and non-dispensing closures, and metered dose aerosol valves. These three products are sold to all of the markets served by the Company including the fragrance/cosmetic, pharmaceutical, personal care, household, and food/beverage markets.

76   AptarGroup: Notes to Consolidated Financial Statements

          SeaquistPerfect represents the Company's fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household, and food/beverage markets.

          The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies. The Company evaluates performance of its business units and allocates resources based upon earnings before interest expense in excess of interest income, corporate expenses and income taxes (collectively referred to as "EBIT") excluding unusual items. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties.

          Financial information regarding the Company's reportable segments is shown below.

                                     Dispensing    Seaquist    Corporate
     Years ended December 31          Systems       Perfect    and other     Totals
     TOTAL REVENUE

        2001                         $  747,659  $  154,159              $ 901,818
        2000                            745,391     150,777                896,168
        1999                            698,423     144,012                842,435

     LESS: INTERSEGMENT SALES
        2001                         $    1,203  $    8,629              $   9,832
        2000                              2,824       9,863                 12,687
        1999                              1,288       6,830                  8,118

     NET SALES
        2001                         $  746,456  $  145,530              $ 891,986
        2000                            742,567     140,914                883,481
        1999                            697,135     137,182                834,317

     EBIT
        2001                         $  119,761  $    5,843   $ (13,889) $ 111,715
        2000                            123,649       5,017     (13,506)   115,160
        1999                            116,297       4,962     (13,105)   108,154

     TOTAL ASSETS
        2001                         $  750,527  $  118,881   $  53,274  $ 922,682
        2000                            797,625     120,937      33,677    952,239
        1999                            744,158      98,699      20,441    863,298

     DEPRECIATION AND AMORTIZATION
        2001                         $   57,685  $   13,229   $     813  $  71,727
        2000                             58,518      11,601         830     70,949
        1999                             57,609      10,138         923     68,670

     CAPITAL EXPENDITURES
        2001                         $   77,228  $   14,628   $     365  $  92,221
        2000                             78,592      15,179         162     93,933
        1999                             75,654      11,739       1,201     88,594

                     Notes to consolidated Financial Statements: AptarGroup   77

          Reconciliation of segment EBIT, depreciation and amortization, and total assets to consolidated totals is as follows:

                                                                  2001       2000       1999
     ---------------------------------------------------------------------------------------
     INCOME BEFORE INCOME TAXES:
     Total EBIT for reportable segments                      $ 111,715  $ 115,160  $ 108,154
     Strategic Initiative charges/(1)/                          (9,610)         -          -
     IPR&D write-off                                                 -          -     (3,300)
     Interest expense, net                                     (13,750)   (17,238)   (13,076)
                                                             ---------  --------------------
     Income before Income taxes                              $  88,355  $  97,922  $  91,778
                                                             =========  ====================

     DEPRECIATION AND AMORTIZATION:
     Total depreciation and amortization
        for reportable segments                              $  71,727
     Strategic Initiative related costs/(1)/                     1,857
                                                             ---------
     Consolidated Total                                      $  73,584
                                                             =========

     TOTAL ASSETS:
     Total Assets for reportable segments                    $ 922,682
     Asset write-off as part of Strategic Initiative/(1)/       (7,355)
                                                             ---------
     Consolidated Total                                      $ 915,327
                                                             =========

     (1) Strategic Initiative related costs are associated with the Dispensing Systems segment. Management evaluates the segment profitability excluding these costs and therefore these costs are shown as reconciling items to the consolidated totals.

78   AptarGroup: Notes to Consolidated Financial Statements

     Geographic Information

     The following are sales and long-lived asset information by geographic area and product information for the years ended December 31, 2001, 2000 and 1999:

                                                                                  2001        2000        1999
     ---------------------------------------------------------------------------------------------------------
     SALES TO UNAFFILIATED CUSTOMERS/(1)/:
     United States                                                           $ 334,509   $ 343,825   $ 332,986
     Europe:
        France                                                                 209,588     173,910     180,808
        Germany                                                                119,476     119,091     111,829
        Italy                                                                   82,424      77,307      55,139
        Other Europe                                                            70,387      97,101     102,048
                                                                             ---------   ---------------------
     Total Europe                                                              481,875     467,409     449,824
     Other Foreign Countries                                                    75,602      72,247      51,507
                                                                             ---------   ---------------------
     Total                                                                   $ 891,986   $ 883,481   $ 834,317
                                                                             =========   =====================
     LONG-LIVED ASSETS:
     United States                                                           $ 220,024   $ 238,525   $ 216,894
     Europe:
        France                                                                 111,780     113,402     106,534
        Germany                                                                 97,359      91,771      97,141
        Italy                                                                   58,941      56,313      55,555
        Other Europe                                                            22,467      20,529      19,784
                                                                             ---------   ---------------------
     Total Europe                                                              290,547     282,015     279,014
     Other Foreign Countries                                                    24,980      24,132      19,121
                                                                             ---------   ---------------------
     Total                                                                   $ 535,551   $ 544,672   $ 515,029
                                                                             =========   =====================

     (1) Sales are attributed to countries based upon where the sales invoice to unaffiliated customers is generated.

     Product Sales Information

                                                                                  2001        2000        1999
     ---------------------------------------------------------------------------------------------------------
     Pumps                                                                   $ 550,601   $ 546,148   $ 510,202
     Closures                                                                  193,065     197,992     184,010
     Valves                                                                    128,056     122,516     124,386
     Other                                                                      20,264      16,825      15,719
                                                                             ---------  ----------------------
     Total                                                                   $ 891,986   $ 883,481   $ 834,317
                                                                             =========  ======================

          No single customer represents 10% or more of either of the Company's reportable segment's net sales.

                     Notes to Consolidated Financial Statements: AptarGroup   79

     NOTE 17: Stock Repurchase Program

     In 1999, the Board of Directors authorized the repurchase of a maximum of one million shares of the Company's outstanding common stock and in 2000, the Board of Directors authorized the repurchase of up to an additional two million shares of the Company's outstanding common stock. The timing of and total amount expended for the share repurchase program depends upon market conditions. The cumulative total number of shares repurchased at December 31, 2001 was 1,155,000 shares for an aggregate amount of $29.9 million.

     NOTE 18: Quarterly Data (Unaudited)

     Quarterly results of operations and per share information for the years ended December 31, 2001 and 2000 are as follows:

                                                First         Second        Third      Fourth       Total
                                              Quarter        Quarter      Quarter     Quarter    For Year
     ----------------------------------------------------------------------------------------------------
     YEAR ENDED DECEMBER 31, 2001

     Net sales                               $232,899      $ 231,769    $ 221,612   $ 205,706   $ 891,986
     Gross profit/(1)/                         68,981         71,394       64,715      55,250     260,340
     Net income                                18,110         15,190       15,734       9,810      58,844

     PER COMMON SHARE - 2001

     Net income
        Basic/(2)/                           $    .51      $     .42    $     .44   $     .27   $    1.64
        Diluted/(2)/                              .50            .41          .43         .27        1.61

     Dividends paid                               .05            .05          .06         .06         .22
     Stock price high                           31.60          37.21        37.00       35.10       37.21
     Stock price low                            26.44          29.25        28.50       27.10       26.44

     AVERAGE NUMBER OF SHARES OUTSTANDING

        Basic                                  35,683         35,795       35,879      35,859      35,805
        Diluted                                36,344         36,649       36,661      36,602      36,529

     YEAR ENDED DECEMBER 31, 2000

     Net sales                               $217,646      $ 227,667    $ 224,691   $ 213,477   $ 883,481
     Gross profit/(1)/                         66,259         69,310       65,251      63,032     263,852
     Net income                                16,276         17,792       16,240      14,358      64,666

     PER COMMON SHARE - 2000

     Net income
        Basic                                $    .45      $     .49    $     .45   $     .40   $    1.80
        Diluted                                   .45            .49          .45         .40        1.78
     Dividends paid                               .05            .05          .05         .05         .20
     Stock price high                           28.63          29.31        29.94       30.13       30.13
     Stock price low                            20.13          23.38        21.88       19.38       19.38

     AVERAGE NUMBER OF SHARES OUTSTANDING

        Basic                                  36,136         35,949       35,774      35,600      35,863
        Diluted                                36,466         36,564       36,294      36,057      36,369

     (1) Gross profit is defined as net sales less cost of sales and depreciation.
     (2) The second, third and fourth quarters include after tax Strategic Initiative costs of $4,643, $619 and $733, respectively, or $0.13, $0.02, and $0.02 per diluted share.

80   AptarGroup: Notes to Consolidated Financial Statements

     REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Stock holders of AptarGroup, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     /S/ PricewaterhouseCoopers LLP

     Chicago, Illinois
     February 13, 2002

                              Report of Independent Accountants: AptarGroup   81

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


     /s/ Carl A. Siebel

     Carl A. Siebel
     President and Chief Executive Officer


     /s/ Stephen J. Hagge

     Stephen J. Hagge
     Executive Vice President and Chief Financial Officer

82   AptarGroup: Management's Responsibility for Financial Statements

     FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
     (In millions, except per share amounts)

     Year Ended December 31,                      2001             2000            1999             1998             1997
     -----------------------------------------------------------------------------------------------------------------------
     STATEMENT OF INCOME DATA:
     Net Sales                                 $   892.0        $   883.5        $   834.3        $   713.5        $   655.4
     Cost of Sales                                 562.8            553.6            519.7            444.6            418.1
        % Of Net Sales                              63.1%            62.7%            62.3%            62.3%            63.8%
     Selling, Research &
        Development, and
        Administrative                             146.1            145.0            137.5            119.3            108.4
        % of Net Sales                              16.4%            16.4%            16.5%            16.7%            16.5%
     Depreciation and
        Amortization                                73.6             70.9             68.7             54.4             49.9
        % of Net Sales                               8.3%             8.0%             8.2%             7.6%             7.6%
     Operating Income                              101.9            113.9            108.4             95.2             79.0
        % of Net Sales                              11.4%            12.9%            13.0%            13.3%            12.1%
     Net Income/(1)/                                58.8             64.7             58.7             60.8             46.5
        % of Net Sales                               6.6%             7.3%             7.0%             8.5%             7.1%

     PER COMMON SHARE:
     Net Income
        Basic                                  $    1.64        $    1.80        $    1.62        $    1.69        $    1.29
        Diluted/(2)/                                1.61             1.78             1.59             1.65             1.27
     Cash Dividends Declared                        0.22             0.20             0.18             0.16             0.15

     BALANCE SHEET AND OTHER DATA:
     Capital Expenditures                      $    92.2        $    93.9        $    88.6        $    79.8        $    71.2
     Total Assets                                  915.3            952.2            863.3            714.7            585.4
     Long-Term Obligations                         239.4            252.8            235.6             80.9             70.7
     Net Debt                                      204.5            236.8            238.4             92.9             55.9
     Stockholders' Equity                          469.2            440.5            420.3            415.5            342.1
     Capital Expenditures
        % of Net Sales                              10.3%            10.6%            10.6%            11.2%            10.8%
     Interest Bearing Debt to
        Total Capitalization                        35.0%            39.9%            39.2%            22.1%            17.7%
     Net Debt to Total Net
        Capitalization/(3)/                         30.4%            35.0%            36.2%            18.3%            14.0%

     (1) Net income includes Strategic Initiative charges of $6.0 million in 2001, $3.3 million of IPR&D write-off in 1999, and $6.1 million favorable lawsuit settlements in 1998.
     (2) Net income per diluted common share includes the negative effects of $0.17 for Strategic Initiative charges in 2001, $0.09 for IPR&D write-off in 1999, and a positive effect of $0.16 for favorable lawsuit settlements in 1998.
     (3) Net Debt is interest bearing debt less cash and cash equivalents. Net Capitalization is Stockholder's Equity plus Net Debt.

                   Five Year Summary of Selected Financial Data: AptarGroup   83

     Management's Discussion and Analysis
     (In thousands, except per share amounts or otherwise indicated)

     RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

     Year Ended December 31,                        2001      2000        1999
     -------------------------------------------------------------------------
     Net sales                                     100.0%    100.0%      100.0%
     Cost of sales                                  63.1      62.7        62.3
     Selling, research & development,
        and administrative                          16.4      16.4        16.5
     Depreciation and amortization                   8.2       8.0         8.2
     Strategic Initiative charges                    0.9         -           -
                                                   -----     -----------------
     Operating income                               11.4      12.9        13.0
     Other income (expenses):
        IPR&D write-off                                -         -        (0.4)
        Net other expense                           (1.5)     (1.8)       (1.6)
                                                   -----     -----------------
     Income before income taxes                      9.9      11.1        11.0
     Provision for income taxes                      3.3       3.8         4.0
                                                   -----     -----------------
     Net income                                      6.6%      7.3%        7.0%
                                                   =====     =================

84   AptarGroup: Management's Discussion Analysis and Net Sales

     Net Sales

     AptarGroup posted net sales in 2001 of $892.0 million, an increase of 1.0% when compared to net sales of $883.5 million in 2000. Net sales, excluding changes in foreign currency exchange rates and acquisitions ("Core Sales"), grew 3% compared to the prior year. Core Sales of pumps to the worldwide fragrance/cosmetic market were strong in the first half of 2001 and began to decrease starting in the third quarter and continuing into the fourth quarter of 2001 compared to 2000. For the year, Core Sales of pumps to the worldwide fragrance/cosmetic market increased moderately compared to 2000. Core Sales of aerosol valves, pumps and dispensing closures to the worldwide personal care market decreased slightly from the prior year. Core Sales of metered dose aerosol valves and pumps to the pharmaceutical market showed moderate growth over the prior year. Pricing had a slightly negative impact on sales during 2001 due in part to reduced plastic resin prices passed through to customers who purchased dispensing closures.

          Net sales in 2000 totaled $883.5 million, an increase of 6% when compared to net sales of $834.3 million in 1999. Approximately 1% of the net sales growth was related to increases in selling prices primarily related to the pass through to customers of material cost increases. Net sales were negatively affected by the translation of AptarGroup's foreign sales into U.S. dollars due to the stronger U.S. dollar relative to 1999. Core Sales grew 12% compared to the prior year. Core Sales of pumps to the worldwide fragrance/cosmetic market were strong throughout 2000. Core Sales of aerosol valves, pumps and dispensing closures to the European personal care market also increased significantly over the prior year. Core Sales to the pharmaceutical market grew moderately over the prior year. These strengths were offset somewhat by weak sales of the Company's products to the U.S. personal care market.

          The following table sets forth, for the periods indicated, net sales by geographic location.

                            2001     % of Total          2000     % of Total         1999     % of Total
     ---------------------------------------------------------------------------------------------------
     Domestic          $ 334,509            38%     $ 343,825            39%     $332,986            40%
     Europe              481,875            54%       467,409            53%      449,824            54%
     Other Foreign        75,602             8%        72,247             8%       51,507             6%

     Cost of Sales

     Cost of sales increased slightly as a percentage of net sales in 2001 to 63.1% compared to 62.7% in 2000. The cost of sales percentage was negatively impacted by the following factors in 2001:

          . Underutilized fixed costs worldwide due to the decrease in sales in the fourth quarter.
          . Increase in labor costs due to the full year impact of the reduced 35 hour work week in France.

     Offsetting these negative factors were the following positive impacts in 2001:

          .    Cost reduction programs implemented primarily in the U.S.
          .    Lower raw material prices, particularly plastic resin and metal parts, compared to 2000.

                           Management's Discussion and Analysis: AptarGroup   85

     Cost of sales as a percentage of net sales in 2000 increased slightly to 62.7% compared to 62.3% in 1999. The cost of sales percentage was negatively impacted by the following factors:

     . Increases in raw material prices, particularly plastic resin and metal in 2000 that were passed on to customers by increased selling prices, thus having a slightly negative impact on operating margins.

     . Partial year impact of implementation of the reduced 35 hour work week in France.

     . Underutilized fixed cost in the U.S. due to the weak sales in 2000 to the U.S. personal care market.


     Offsetting these negative factors were the following positive impacts:

     . Better utilization of fixed costs in Europe due to strong sales to the fragrance/cosmetic market.

     . The effect of manufacturing products in Europe and incurring costs in Euros and then selling these products in countries outside of Europe in currencies that were stronger than the Euro relative to the prior year.

     Selling, Research & Development and Administrative

     Selling, Research & Development and Administrative expenses ("SG&A") increased approximately $1.1 million in 2001 compared to the prior year but remained constant as a percentage of sales at 16.4%.

          SG&A in 2000 increased by approximately $7.5 million compared to 1999 but decreased slightly as a percentage of sales to 16.4% from 16.5% in 1999. This reduction as a percent of sales is mainly due to cost reduction efforts implemented in late 2000.

     Depreciation and Amortization

     Depreciation and amortization increased nearly $2.7 million to $73.6 million in 2001 compared to $70.9 million in 2000. As part of the Company's Strategic Initiative (described below), certain long-lived assets will be taken out of service prior to the end of the normal service period due to the plant shutdown and rationalization of product line. Accordingly, the Company has changed the estimated useful lives of such assets resulting in an acceleration of depreciation ("Accelerated Depreciation"), of which $1.9 million was recorded in 2001 and included in depreciation and amortization in the income statement. Excluding this Accelerated Depreciation, depreciation and amortization increased $800 in 2001.

          Depreciation and amortization increased nearly $2.2 million to $70.9 million in 2000 from $68.7 million recorded in 1999. The primary reason for the increase was due to higher amortization expense attributed to a full year of goodwill amortization on acquisitions completed in 1999 as well as higher depreciation charges related to expenditures for geographic expansion in 2000 and 1999.

     Strategic Initiative Charges

     In April 2001, the Company announced it had begun a project ("Strategic Initiative") to improve the efficiency of operations that produce pumps for its mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative is to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, the Company closed one molding operation in the U.S. and will consolidate the molding and assembly of the base cartridge (standard internal components common to modular

86 AptarGroup: Management's Discussion and Analysis pumps) into one of the Company's facilities in Italy. In addition, the Company is rationalizing its mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for its modular pumps.

          Strategic Initiative charges totaled $7.6 million for the year ended 2001. The $7.6 million primarily relates to non-cash fixed asset impairment charges of $5.5 million for fixed assets held for use related to non-modular pumps that are going to be discontinued. These non-modular pumps will continue to be sold during the Strategic Initiative project but will be discontinued once there is adequate capacity for the modular pumps. The undiscounted expected future cash flows for the products using these non-modular pumps during this phase out period were less than the carrying value of the specific identifiable assets used to generate these cash flows and thus an impairment charge was recognized in accordance with SFAS No. 121 "Accounting for the Impairment of the Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The remaining Strategic Initiative charges related primarily to accrued severance costs and related benefits for approximately 170 U.S. employees who will be involuntarily terminated, accrued utility abatement reimbursements and accrued costs to refurbish a leased facility that the Company will be moving out of as a result of the Strategic Initiative. Strategic Initiative charges plus Accelerated Depreciation and other related costs such as training are hereinafter referred to as "Total Strategic Initiative Related Costs." The Total Strategic Initiative Related Costs are expected to be approximately $10 million before taxes by the end of the project in 2002, of which $9.6 million are included in the 2001 results of operations.

     Operating Income

     Operating income for 2001 decreased approximately $12.0 million compared to 2000. Excluding $9.6 million of Total Strategic Initiative Related Costs, operating income decreased $2.4 million or 2.1% compared to the prior year. Operating income as a percentage of net sales for 2001, excluding the Total Strategic Initiative Related Costs, decreased slightly to 12.5% compared to 12.9% a year ago. The decreased operating income as a percentage of net sales is due to the increases in cost of sales mentioned earlier. The net of translating the Company's foreign denominated results with the impact of incurring manufacturing costs in currencies different than the selling currencies was not material in 2001.

          Operating income in 2000 increased to $113.9 million compared to $108.4 million in 1999. Operating income as a percentage of net sales for 2000 decreased slightly to 12.9% compared to 13.0% in 1999. The decreased operating income percentage is primarily due to the increases in cost of sales mentioned earlier. This includes a negative effect of translating the Company's foreign denominated results into a stronger U.S. dollar relative to the same period in 1999. The net of this negative translation impact with the positive impact of incurring manufacturing costs in Euros and selling in currencies that gained strength against the Euro in 2000 was a negative impact of approximately $2 million.

     Net Other Expenses

     Net other expenses in 2001 decreased to $13.5 million from $16.0 million in 2000. The decrease is primarily related to the net of the following items:

     [_] A net decrease in interest expense in excess of interest income ("Net Interest Expense"), of approximately $3.5 million, due primarily to decreased interest rates in both North America and Europe combined with decreasing debt levels.

     [_] A reduction in equity in results of affiliates of nearly $800 due to start-up losses related to a joint venture created in 2000.

                           Management's Discussion and Analysis: AptarGroup   87

          Net other expenses in 2000 increased to $16.0 million compared to $13.4 million in 1999 excluding the write-off purchased In Process Research & Development ("IPR&D"). The change was due primarily to an increase in Net Interest Expense, of approximately $4.2 million related to a full year of interest expense associated with the acquisitions completed in 1999, additional borrowings related to the Company's stock repurchase plan, and increased average interest rates.

     Effective Tax Rate

     The reported effective tax rate was 33.3% in 2001 compared to 34.0% in 2000. Excluding the impact of the after-tax Total Strategic Initiative Related Costs, the effective tax rate would have been 33.7% for 2001 compared to the 34.0% recorded in 2000. The decrease compared to the prior year reflects the benefits of reductions in certain European corporate income tax rates as well as the mix of where the Company's income was earned.

          The effective income tax rate in 2000 decreased to 34.0% from 36.0% in 1999. This decrease is due primarily to the positive effect of reductions in European corporate tax rates on the Company's deferred income taxes in 2000.

     Net Income

     Net income as reported for the year 2001 decreased to $58.8 million compared to $64.7 million in 2000. Excluding the after-tax effect of Total Strategic Initiative Related Costs, net income remained relatively flat at $64.8 million in 2001 compared to $64.7 million in 2000.

          Net income increased 4.3% to $64.7 million compared to $62.0 million excluding the write-up of IPR&D recorded in 1999. Net income as reported increased 10.2% to $64.7 million in 2000 compared to $58.7 million in 1999.

     DISPENSING SYSTEMS SEGMENT

     The Dispensing Systems segment is an aggregate of four of the Company's five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, plastic dispensing and non-dispensing closures, and metered dose aerosol valves. These three products are sold to all of the markets served by the Company including the fragrance/cosmetic, personal care, pharmaceutical, household, and food/beverage markets.

          Net sales in 2001 increased approximately 1% to $746.5 million compared to $742.6 million in 2000. Net sales in 2000 increased approximately 7% over 1999 sales of $697.1 million. Net sales of the segment's products to the pharmaceutical market grew moderately in 2001 compared to 2000, while sales to this market increased moderately from 1999 to 2000. Sales of this segment's products to the fragrance/cosmetic market increased moderately compared to 2000 and significantly over 1999 levels. Sales to the fragrance/cosmetic market were particularly strong in the first half of 2001 and decreased significantly in the fourth quarter. Sales of this segment's products to the personal care market decreased moderately over 2000, while they increased significantly in 2000 from 1999.

          Segment EBIT (defined as earnings before net interest, corporate expenses, income taxes and unusual items), decreased approximately 3% to $119.8 million from $123.6 million in 2000. The decrease in EBIT is primarily related to the sharp decrease in sales to the fragrance/cosmetic market in the second half of the year, causing significant under utilization of fixed costs. Segment EBIT in 2000 increased approximately 6% compared to $116.3 million in 1999. The increase in EBIT in 2000 was primarily related to the significant increase in sales to the fragrance/cosmetic market in 2000 compared to 1999.

88   AptarGroup: Management's Discussion and Analysis

     SEAQUISTPERFECT SEGMENT

     SeaquistPerfect represents the Company's fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household, and food/beverage markets.

          Net sales in 2001 increased approximately 3% to $145.5 million compared to $140.9 million in 2000. The increase in sales in 2001 is due primarily to an increase in sales to the European personal care market. Sales in Europe of both aerosol valves and non-aerosol spray and lotion pumps increased nearly 6% over 2000 levels. Sales in North America decreased slightly, due primarily to decreased sales of non-aerosol spray and lotion pumps to the personal care market. Sales in 2000 increased approximately 3% compared to $137.2 million in 1999. The increase was due primarily to an increase in Europe of sales of non-aerosol spray and lotion pumps to the personal care market. Worldwide sales of aerosol valves remained flat compared to 1999.

          Segment EBIT in 2001 increased approximately 16% to $5.8 million compared to $5.0 million in 2000, primarily due to the North American cost savings efforts and an aerosol valve price increase implemented in 2001. Segment EBIT in 2000 was up slightly compared to 1999. The slight increase in EBIT was primarily due to the increase in sales volumes.

     MARKET RISKS

     A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of AptarGroup's foreign entities. The Company's primary foreign exchange exposure is to the Euro, but the Company also has foreign exchange exposure to South American and Asian currencies as well as the British pound. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on the Company's financial condition and results of operations. Conversely, a weakening U.S. dollar has an additive effect.

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

          The table below provides information as of December 31, 2001, about the Company's forward currency exchange contracts. All the contracts expire before the end of the third quarter of 2002.

                                                                        Average
                                                                    Contractual
     Buy/Sell                              Contract Amount        Exchange Rate
     --------------------------------------------------------------------------
     Euro/U.S. Dollar                             $ 15,307               1.1166
     U.S. Dollar/Chinese Yuan                        1,738                .1208
     Euro/Japanese Yen                                 982                .0092
     Euro/Brazilian Real                               936                .4409
     Euro/British Pound                                845               1.6023
     Hong Kong Dollar/Euro                             640               6.9620
                                                  --------
     Total                                        $ 20,448
                                                  ========

                           Management's Discussion and Analysis: AptarGroup   89

          As of December 31, 2001, the Company has recorded the fair value of foreign currency forward exchange contracts of $205 in accounts payable and accrued liabilities and $87 in prepayments and other in the balance sheet.

          All forward exchange contracts outstanding as of December 31, 2000 had an aggregate contract amount of $23.4 million.

          At December 31, 2001, the Company has fixed-to-variable interest rate swap agreements with a notional principal value of $50 million which require the Company to pay an average variable interest rate (which was 2.0% at December 31, 2001) and receive a fixed rate of 6.6%. The variable rates are adjusted semiannually based on London Interbank Offered Rates ("LIBOR"). Variations in market interest rates would produce changes in the Company's net income. If interest rates increase by 10%, net income related to the interest rate swap agreements would decrease by approximately $100 assuming a tax rate of 33%. As of December 31, 2001, the Company has recorded the fair value of derivative instrument assets of $3.8 million in miscellaneous other assets with an offsetting adjustment to debt related to the fixed-to-variable interest rate swap agreements. No gain or loss was recorded in the income statement in 2001 since there was no hedge ineffectiveness.

          The Company currently has a wholly owned subsidiary located in Argentina. In 2001, the wholly owned subsidiary had net sales of approximately $8 million, approximately one half of which was sold outside of Argentina and invoiced in U.S. dollars. The subsidiary purchases certain components in either U.S. dollars or Euros, and finishes the products locally. At December 31, 2001, the subsidiary had approximately $400 of a net liability exposure denominated in either U.S. dollars or Euros that was revalued using a devalued Argentine Peso. This revaluation of the net liability position resulted in an unrealized foreign exchange loss reported in the results of operations of approximately $140. The Company expects business in Argentina to be disrupted during the current economic crisis, but any negative impact is not expected to be significant to the overall worldwide results of operations in 2002.

     LIQUIDITY AND CAPITAL RESOURCES

     Net cash generated from operating activities increased slightly to $127.9 million in 2001 compared to $127.8 million and $118.4 million in 2000 and 1999, respectively. In each of these years, cash flow from operations was primarily derived from earnings before depreciation and amortization. During 2001, the Company utilized the majority of such cash flows to finance capital expenditures, pay down existing debt obligations, repurchase Company stock, and pay dividends to shareholders. Cash and equivalents were $48.0 million at December 31, 2001 versus $55.6 million at December 31, 2000 and $32.4 million at December 31, 1999.

          Working capital increased $16.4 million to $220.8 million at December 31, 2001 compared to $204.4 million and $191.3 million at December 31, 2000 and 1999, respectively. While accounts receivable and inventory balances decreased in 2001 from the prior year, short-term notes payable and accounts payable and accrued liabilities, in aggregate, decreased by a larger amount.

          The Company used $90.5 million in cash for investing activities during 2001 compared to $97.7 million and $232.7 million during 2000 and 1999, respectively. The slight decrease in cash used for investing activities in 2001 was due to the fact that no new businesses were acquired in 2001 and no significant increases in equity investments and affiliates were made. The significant decrease in cash used for investing activities from 1999 to 2000 was due primarily to the Emsar acquisition of $144 million made in 1999. Capital expenditures

90 AptarGroup: Management's Discussion and Analysis totaled $92.2 million in 2001 as the Company continued to invest in property, plant and equipment primarily for new products, capacity increases, product line extensions, and capital costs related to the Strategic Initiative, compared to $93.9 million and $88.6 million in 2000 and 1999, respectively. Cash outlays for capital expenditures for 2002 are estimated to be approximately $80 million. The Company estimates that approximately 35% of next year's capital will be spent on maintenance of the business.

          During the third quarter of 2000, the Company contributed assets worth approximately $7.4 million and liabilities worth approximately $2.4 million into a joint venture to produce airless pump dispensing systems for the fragrance/cosmetic market. Prior to creating the joint venture, the Company had annual sales of approximately $15 million of airless dispensing systems that are now sold as part of the joint venture and are therefore not included in net sales. The impact on profitability in 2000 was not significant. The Company's share of the joint venture loss in 2001 was approximately $800. The results derived from the joint venture are shown in the income statement in equity as results of affiliates.

          Net cash (used) provided by financing activities was ($42.0) million in 2001 compared to ($5.7) million and $124.1 million provided in 2000 and 1999, respectively. The net cash used by financing activities in 2001 was primarily due to the repayment of short-term and long-term debt as well as dividends paid to shareholders and the Company's stock repurchase program. The Company is authorized to repurchase a maximum of 3 million shares of the Company's outstanding common stock. As of December 31, 2001, 1.2 million shares have been repurchased for an aggregate amount of $29.9 million. 155 thousand shares were repurchased in 2001 for an aggregate amount of $5.0 million. The ratio of the Company's Net Debt (interest bearing debt less cash and cash equivalents) to Net Capital (stockholder's equity plus Net Debt) was 30.3% and 35.0% as of December 31, 2001 and 2000, respectively.

          In May 1999, the Company entered into a $107 million twelve-year private debt placement agreement. The private placement is comprised of $107 million of 6.6% senior unsecured notes. The notes will be repaid in equal annual installments of $21.4 million beginning on May 30, 2007 and ending on May 30, 2011.

          During the third quarter of 1999, the Company entered into interest rate swap agreements with two different banks for a notional amount of $25 million each or total of $50 million. The agreements swapped the 6.6% fixed interest rate on the private placement described above for variable floating rates equal to the six month LIBOR, less a spread ranging from 8.3 to 10.5 basis points. The amortization schedule for the swap agreements was designed to match the amortization of the underlying private placement.

          The Company amended its multi-year, multi-currency unsecured revolving credit agreement in December of 2000 to increase maximum borrowings allowed from $75 million to $100 million. Under this credit agreement, interest on borrowing is payable at a rate equal to LIBOR plus an amount based on the financial condition of the Company. At December 31, 2001 the amount unused and available under this agreement was $24 million. The Company is required to pay a fee for the unused portion of the commitment. The agreement expires on June 30, 2004. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term debt obligations on a long-term basis. Since management has the ability and intent to do so, an additional $24 million of short-term debt obligations representing the unused and available amount under the credit agreement have been reclassified as long-term obligations as of December 31, 2001.

                           Management's Discussion and Analysis: AptarGroup   91

          As mentioned in Note 9 - Lease Commitments, the Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. The Company has an option on one building lease to purchase the building during or at the end of the term of the lease at approximately the amount expended by the lessor for the purchase of the building and improvements. If the Company does not exercise the purchase option by the end of the lease, the Company may be required to pay an amount not to exceed $9.5 million.

          The Company has obligations and commitments to make future payments under contracts such as debt and lease agreements, but otherwise has no off balance sheet arrangements. Below is a table of those future payments:

                                                           Payments Due by Period
                                    ---------------------------------------------------------------
       Contractual                                                                       Subsequent
       Obligations           Total         2002         2003         2004         2005      to 2005
       --------------------------------------------------------------------------------------------
       Long-term
          Debt            $218,572     $ 11,856     $  5,912     $ 81,474     $  7,119     $112,211
       Capital Lease
          Obligations       12,214        1,889        1,676        2,045        1,320        5,284
       Operating
          Leases            32,527        8,145        6,544        5,824        4,551        7,463
                          -------------------------------------------------------------------------
       Totals             $263,313     $ 21,890     $ 14,132     $ 89,343     $ 12,990     $124,958
                          =========================================================================

          The Company's foreign operations have historically met cash requirements with the use of internally generated cash or borrowings. Foreign subsidiaries have financing arrangements with several foreign banks to fund operations located outside the U.S., but all these lines are uncommitted. Cash generated by foreign operations has generally been reinvested locally. While management currently intends to reinvest such cash from foreign operations, the timing of the decision to transfer such cash to the U.S. in the future may be impacted to the extent management believes the transaction costs and taxes associated with such transfers are less than the expected benefits.

          The Company believes it is in a strong financial position and has the financial resources to meet business requirements in the foreseeable future. The Company has historically used cash flow from operations as its primary source of liquidity. In the case that customer demand would decrease significantly for a prolonged period of time and negatively impact cash flow from operations, the Company would have the ability to restrict and significantly reduce capital expenditure levels which historically have been the most significant use of cash for the Company.

     ADOPTION OF ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."

          SFAS No. 141 requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the use of the pooling of interest method of accounting for business combinations. All of the Company's acquisitions to

92 AptarGroup: Management's Discussion and Analysis date have been accounted for using the purchase method of accounting for business combinations. SFAS No. 141 also establishes criteria that must be used to determine whether acquired intangible assets should be recognized separately from goodwill in a Company's financial statements.

          SFAS No. 142 details the method by which companies will account for goodwill and intangible assets after a business combination has been completed. This accounting standard eliminates the requirement that goodwill and indefinite lived intangible assets arising from a business combination be amortized and charged to expense over time. Instead, goodwill and indefinite lived intangible assets must be tested annually, or as circumstances dictate, for impairment. If the carrying value of indefinite lived intangible assets exceed their fair value, an impairment loss is recognized in an amount equal to that excess. If the carrying value of the related reporting unit exceeds its fair value, an impairment loss is recognized to the extent that the carrying value of reporting unit goodwill exceeds the "implied fair value" of reporting unit goodwill.

          As required by SFAS No. 142, the Company will adopt this standard effective with the start of its new fiscal year beginning January 1, 2002. Before the issuance of its first quarter financial statements, the Company must complete an assessment of the categorization of its existing intangible assets and goodwill in accordance with the new criteria and report them appropriately. Intangible assets that have indefinite lives must be assessed for impairment in the first quarter of adoption. Intangible assets with finite lives will continue to be subject to amortization over their expected useful lives. Within six months of adoption, the Company must complete a valuation of each reporting unit's goodwill to determine if there has been any impairment. The Company has already performed an analysis of the fair value of its reporting units. The fair value of the reporting units exceeds the carrying values and therefore, no impairment of goodwill will be reported in the first quarter of 2002. The Company recorded amortization of goodwill of approximately $3.6 million per year on a pre-tax basis and $3.5 million on an after-tax basis in 2001.

          In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated for the retirement of tangible long-lived assets and the associated retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has performed a preliminary assessment and has determined that this standard will not have any immediate impact on the Company upon adoption.

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes it is in compliance with the application of this statement today and does not foresee any impact upon adoption next year.

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of the financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company continually evaluates its estimates, including those related to bad debts, inventories, intangible assets, income

                           Management's Discussion and Analysis: AptarGroup   93
     taxes, pensions and contingencies. The Company bases its estimates on historical experience and on a variety of other assumptions believed to be reasonable in order to make judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

          The Company believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

          The Company records an allowance for doubtful accounts for estimated losses from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, their ability to make payments may decrease and thus an additional allowance for doubtful accounts may be required.

          The Company records a reserve for obsolete inventory. If actual market conditions are less favorable than management has estimated, additional reserves for obsolete inventory may be required.

          The Company has recorded deferred tax assets for net operating loss carryforwards at certain of its foreign subsidiaries. The Company believes these net operating loss carryforwards will be utilized against future taxable income and thus no valuation allowance is required. If the expectation of future taxable income of these foreign subsidiaries declines, a valuation allowance may be required against the deferred tax assets and would be charged against income.

          Although the Company currently does not anticipate an impairment charge in the first quarter of 2002 related to goodwill, this conclusion is based on fair market values of the Company's reporting units exceeding carrying values. Should the fair values of the reporting units decline in the future, an impairment charge may need to be recorded.


     OUTLOOK

     The Company anticipates a relatively slow beginning to the year 2002 compared to the start of 2001. However, based on discussion with customers and a variety of current projects in process, the Company expects business to gradually improve throughout 2002. The demand for the Company's fragrance/cosmetic and personal care products is expected to improve over the depressed levels in the fourth quarter of 2001. However, due to the strength of the business in the first quarter of 2001, it will be difficult to improve on last year's first quarter results. The positive trend for the Company's products sold to the pharmaceutical market that began in the second half of 2001 is expected to continue in 2002. The Company anticipates Core Sales for the first quarter to be below the prior year by approximately 3% to 6%, but gradually improving throughout the remainder of 2002. For the full year, the Company expects double digit earnings growth on a comparable basis over 2001.

          Excluding Total Strategic Initiative Related Costs, the Company expects the effective tax rate for 2002 to be in the range of 33% to 34% compared to a rate of 32.7% for 2001 after adjusting for the elimination of goodwill amortization.

          The Company experienced a slight decrease in the cost of raw materials in 2001, in particular, plastic resins and metal components. The Company does not anticipate any significant increases or decreases to the cost of its raw materials in 2002. Should raw materials increase or decrease dramatically in 2002, this could have an impact on the anticipated results for 2002.

94   AptarGroup: Management's Discussion and Analysis

          The Strategic Initiative project is scheduled to be completed by the end of 2002. The Company is anticipating cost savings in 2002 of approximately $2 million. While the project is currently on schedule to be completed in 2002, it is estimated that every delay of one month in completing the project will equate to a lost savings opportunity of approximately $500 per month for each month the project is delayed.

          Also in 2002, the Company's new U.S. pharmaceutical production facility is expected to begin production. The start up of this facility is dependent upon approvals to be received from the Company's pharmaceutical customers. A delay in receiving customer approvals to begin production in the new facility could result in additional overhead costs, due to the fact that the Company may be required to maintain some existing customer approved production at the old facility while supporting the start up of the new facility.

          The Company uses specific plastic resin for certain of its pharmaceutical products. These specific resins need to be approved by the customers and by the Food and Drug Administration (FDA) in the United States when the customer is obtaining approval to market its product. Should these plastic resins become unavailable to purchase on the market, the Company could suffer a delay in shipping product to its pharmaceutical customers.

          Due to the relatively high fixed cost nature of the Company's business, sudden significant decreases in business may have a significant impact on the Company's results of operations, as seen in the fourth quarter of 2001. The Company has difficulty, due to the fixed cost nature of its businesses, particularly in Europe, to reduce costs fast enough to offset the decline in business.

          The Company in some cases sells products denominated in a currency different than the currency in which the respective costs are incurred. Changes in exchange rates on such inter-country sales impact the Company's results of operations.

     FORWARD LOOKING STATEMENTS

     This Management's Discussion and Analysis and certain other sections of this annual report contain forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and
     Section 21E of the Securities Exchange Act of 1934 and are based on management's beliefs as well as assumptions made by and information currently available to management. Accordingly, the Company's actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in the Company's operations and business environment, including but not limited to direct or indirect consequences of acts of war or terrorism, government regulation including tax rate policies, competition and technological change, intellectual property rights, the failure by the Company to produce anticipated cost savings or improve productivity, the timing and magnitude of capital expenditures and acquisitions, currency exchange rates, interest rates, economic and market conditions in the United States, Europe and the rest of the world, changes in customer spending levels, the demand for existing and new products, the cost and availability of raw materials, the successful integration of the Company's acquisitions, and other risks associated with the Company's operations. Although the Company believes that its forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements.

                           Management's Discussion and Analysis: AptarGroup   95